Form 10-K405, Exhibit 13
period 1995-09-30
BOOLE & BABBAGE INC
filed 1995-12-27
CIK 734394

Exhibit 13.1

BOOLE & BABBAGE, INC.
SELECTED CONSOLIDATED FINANCIAL DATA


                                                            Years ended September 30,
                                                           ----------------------------------------------
(In thousands, except per share amounts)                   1995        1994     1993     1992      1991
---------------------------------------------------------------------------------------------------------
Revenue                                                   $154,367   $131,796 $118,245 $110,539  $100,804

Expenses (a)                                               138,323    119,032  108,622  102,228   103,048
                                                         ---------   --------  ------- --------  --------
     Income (loss) excluding special charges (a)            16,044     12,764    9,623    8,311    (2,244)

Interest and other income (expense), net                     3,904      2,003    1,548     (584)      409
                                                         ---------   --------  ------- --------  --------
Income (loss) before income taxes                           19,948     14,767   11,171    7,727    (1,835)

Provision (benefit) for income taxes                         6,000      4,575    3,519    2,434      (675)
                                                         ---------   --------  ------- --------  --------
Net income (loss)                                          $13,948    $10,192   $7,652   $5,293   ($1,160)
                                                         =========   ========  ======= ========  ========
 Net income (loss) per share (b)                           $  1.21    $  0.94   $ 0.70   $ 0.53   $ (0.13)
                                                         =========   ========  ======= ========  ========
Shares used in per share calculations (b)                   11,550     10,800   10,875   10,050     8,740
                                                         =========   ========  ======= ========  ========

BALANCE SHEET DATA:
     Cash, cash equivalents and short-term
           investments                                     $38,140    $34,019  $23,726  $16,113    $8,743
     Total assets                                         $163,908   $131,626 $100,905  $88,363   $73,223
     Long-term debt                                         $1,346     $3,080   $5,165   $5,196    $4,384
     Deferred maintenance revenue                          $58,237    $46,905  $32,371  $32,182   $26,699
     Stockholders' equity                                  $70,187    $48,164  $34,467  $29,025   $21,110

                                  Exhibit 13.1

Boole & Babbage, Inc.
Quarterly History

(In thousands, except per share amounts)   Q1 94   Q2 94   Q3 94   Q4 94   Q1 95   Q2 95   Q3 95   Q4 95
----------------------------------------------------------------------------------------------------------
Revenue:
   Product licensing                      $14,962 $15,582 $16,221 $18,137 $20,390 $19,095 $18,755 $21,986
   Maintenance fees                        15,407  15,843  16,171  16,834  17,209  17,397  17,888  18,169
   Services and other                         748     598     637     656     974     761     725   1,018
                                          ----------------------------------------------------------------
      Total revenue                        31,117  32,023  33,029  35,627  38,573  37,253  37,368  41,173
                                          ----------------------------------------------------------------
Costs and expenses:
   Cost of sales                            4,364   4,257   3,659   4,500   5,290   5,252   4,986   6,208
   Product development and support          5,748   6,151   6,219   6,088   5,904   5,900   5,872   6,669
   Sales and marketing                     14,001  14,829  16,872  17,863  19,031  18,255  20,145  19,908
   General and administrative               3,665   3,475   3,414   3,927   4,177   3,792   3,006   3,928
   Purchased R&D expense                    --      --      3,251   --      --      --      --      --
                                           ----------------------------------------------------------------
      Total costs and expenses             27,778  28,712  33,415  32,378  34,402  33,199  34,009  36,713
                                           ----------------------------------------------------------------

      Operating income (loss)               3,339   3,311    (386)  3,249   4,171   4,054   3,359   4,460

Interest and other income, net                  6     685     719     593     631   1,116   1,037   1,120
                                           ----------------------------------------------------------------
Income before taxes                         3,345   3,996     333   3,842   4,802   5,170   4,396   5,580
Provision for income taxes                  1,035   1,240     105   1,190   1,490   1,600   1,230   1,680
                                           ----------------------------------------------------------------
Net income                                 $2,310  $2,756    $228  $2,652  $3,312  $3,570  $3,166  $3,900
                                           ================================================================
 Net income per share (a)                  $ 0.22  $ 0.26   $0.02  $ 0.24  $ 0.30  $ 0.31  $ 0.27  $ 0.33
                                           ================================================================
Shares used in per share calculations (a)  10,635  10,665  10,905  11,025  11,200  11,550  11,650  11,750
                                           ================================================================
Stock Price (closing bid) (a)
    High                                  $ 12.56 $ 11.22 $ 13.67 $ 13.78 $ 17.50 $ 20.17 $ 20.83 $ 20.83
    Low                                   $ 10.22 $ 10.00 $ 10.22 $ 11.00 $ 13.28 $ 17.17 $ 18.17 $ 19.17

(a) Per share data and number of shares reflect a 3-for-2 stock split which became effective on December 6, 1995.

(b) Excludes $3.3 million ($0.20 per share) of purchased R&D expense in Q394.

Boole & Babbage, Inc.
Management's Discussion and Analysis of Financial Condition & Results of Operations

The table below sets forth the results of operations of the Company for the three fiscal years ended September 30, 1995

                                                                       Percentage of Revenue                  Year-to-Year
                                                                     Years Ended  September 30,            Percentage Change
                                                                    ------------------------------     ------------------------
                                                                        1995      1994     1993           95 vs. 94     94 vs. 93
---------------------------------------------------------------------------------------------------------------------------------
Revenue:
      Product licensing                                                  52.0%     49.2%    45.6%             23.6%        20.4%
      Maintenance fees                                                   45.8%     48.8%    51.3%             10.0%         5.9%
      Services and other                                                  2.2%      2.0%     3.1%             31.8%       (27.3%)
                                                               ----------------------------------- ------------------------------
           Total revenue                                                100.0%    100.0%   100.0%             17.1%        11.5%
                                                               ----------------------------------- ------------------------------

Costs and expenses:
      Cost of sales                                                      14.1%     12.7%    13.7%             29.5%         3.6%
      Product development and support                                    15.8%     18.4%    18.1%              0.6%        13.4%
      Sales and marketing                                                50.1%     48.2%    47.8%             21.7%        12.4%
      General and administrative                                          9.6%     11.0%    12.3%              2.9%        (0.3%)
      Purchased R&D expense                                                 --      2.5%       --                NM           NM
                                                               ----------------------------------- ------------------------------
           Total costs and expenses                                      89.6%     92.8%    91.9%             13.1%        12.6%
                                                               ----------------------------------- ------------------------------

           Operating income                                              10.4%      7.2%     8.1%             68.7%        (1.1%)

Interest and other income, net                                            2.5%      1.5%     1.3%             94.9%        29.4%
                                                               ----------------------------------- ------------------------------
Income before provision for income taxes                                 12.9%      8.7%     9.4%             73.2%         3.1%
Provision for income taxes                                                3.9%      2.7%     2.9%             68.1%         1.4%
                                                               ----------------------------------- ------------------------------
Net income                                                                9.0%      6.0%     6.5%             75.5%         3.8%
                                                               =================================== ==============================

Revenue

The Company derives its revenues primarily from the licensing of computer software programs and the sales of software maintenance services. The Company also generates revenue from computer services and other sources, although to a much lesser degree. Total revenue increased over the prior year by 17.1% in 1995 compared to an increase of 11.5% in 1994.

Product Licensing

The Company licenses its products to customers for use on their computer systems. Product licensing accounted for 52.0% or $80,226,000 of total revenue in 1995, compared to 49.2% or $64,902,000 in 1994 and 45.6% or $53,922,000 in
1993. Revenue from product licensing increased by 23.6% in 1995 compared to 1994 and by 20.4% for 1994 over 1993. As is common in the industry, more than 50% of the Company's license revenue is derived from transactions that close in the last month of a quarter, which can make quarterly revenues difficult to forecast. And, since operating expenses are relatively fixed, failure to achieve projected revenues could materially affect the Company's operating results. This, in turn, could result in an immediate and adverse effect on the market price of the Company's stock.

Products

The product area with the highest growth rate in 1995 was the client/server group which grew by 43.1% and comprised 11.5% of the total licensing revenue. The Company anticipates that this group will continue to show high growth rates for fiscal 1996 as products such as Ensign and Stage3 begin to produce greater revenue. However, these two new products have taken longer to rollout than originally planned and the Company competes with certain companies who have greater resources along with products already in the marketplace. In addition, the Company is dependent on the client/server market developing at a rapid rate despite reports by industry analysts that implementation of client/server networks may be more expensive and time consuming than users had anticipated, which could potentially slow the growth of the market. Due to these factors, there can be no assurances that these new products will achieve significant market acceptance or competitive success and thus contribute to revenue growth.

    The Company currently derives approximately 86% of its licensing revenue from mainframe-based technology. Plex products, on which revenue grew 15.6% in 1995, enable customers to handle large groups of computer processors, particularly the new parallel processing machines by IBM. The Company's licensing growth could be materially and adversely affected if these new parallel processors do not gain significant market acceptance and customer spending shifts away from traditional mainframes to technology platforms where the Company does not have significant product acceptance. Revenues from the Company's traditional mainframe products grew 24.1% in 1995 principally as a result of built-up demand for mainframes which produced several large orders. The Company does not expect the growth rate to be this high on traditional mainframe products in 1996.

    Price changes during 1995, 1994 and 1993 were not significant.

Licensing growth:
                             ----------- ------------
                                1995        1994
                             ----------- ------------
   Domestic                     6.6%         8.8%
   International               33.3%        28.0%
                             ----------- ------------
                               23.6%        20.4%
                             ----------- ------------

Licensing mix:
                           --------- ---------- ---------
                              1995      1994       1993
                           --------- ---------- ---------
   Domestic                   31.2%     36.0%      40.0%
   International              68.8%     64.0%      60.0%
                           --------- ---------- ---------
                             100.0%    100.0%     100.0%
                           --------- ---------- ---------

Markets
Domestic:

Domestic licensing grew 6.6% overall in 1995, as the telesales group produced strong growth, but which was partially offset by a flat year for the field sales force. In 1994, domestic licensing grew 8.8% overall, as the field sales force produced strong growth but which was mostly offset by a decline in storage management products sold by the telesales group. That group's productivity had been negatively impacted by a restaffing to people with more extensive software industry backgrounds. For growth to continue in the domestic market, the company is dependent on a resurgence in sales productivity from the field sales group and the ability to close larger size sales orders.

International:

In 1995, the Company's revenues from its international operations, comprised of foreign subsidiaries and marketing agents, increased 33.3% as a result of strong growth in South America and favorable currency exchange rates. Without the impact of currency exchange rates, international growth was 20.8%. In 1994, the Company's revenues from its international operations increased 28.0% due to the economic recovery in Europe and continued growth in the Far East, particularly Japan. Currency rate changes had no significant impact on product licensing growth in 1994. As further described in Note 1, the Company has a hedging program to attempt to reduce its exposure to currency fluctuations. Since the majority of new license revenue is derived from international markets, the Company's operations and financial results could be significantly and adversely affected by such international factors as changes in currency exchange rates and specific countries' political and economic circumstances.

Maintenance Fees

Maintenance revenue is generated from services the Company provides including technical support, product enhancements, system updates and user documentation. Maintenance revenue also includes the first year of maintenance services which is included in the initial charge when the Company licenses its software products under a long-term agreement. Thereafter on each anniversary date of the license, the customer may elect to renew its maintenance agreement with the Company. Customers may also elect to purchase advance maintenance at the time of product licensing for maintenance periods beyond the first year.

    For 1995, 1994 and 1993, maintenance revenue accounted for 45.8%, 48.8% and 51.3%, respectively, of total revenues. Year-to-year increases in maintenance revenue for 1995 and 1994 were 10.0% and 5.9%, respectively. Without the impact of currency exchange rates, the increase in 1995 was 4.1%. There was no significant impact of currency exchange rates on growth rates in 1994. These increases are mainly the result of increased product licensing in the previous years combined with high renewal rates.

    In both years, the maintenance revenue growth rates are lower than the licensing growth rates primarily as a result of fewer customer sites due to the consolidation of customer data centers; reduced revenue associated with customers' conversion to non-CPU specific pricing systems such as MIPS-based pricing; and higher discount levels offered by the Company on multiple-year maintenance packages.

    The Company anticipates that maintenance revenue growth in 1996 will increase due to the higher license revenue growth in 1995, although it will continue to be negatively impacted by reduced revenue associated with site consolidations, non-CPU specific pricing and multiple-year maintenance packages.

    The Company must continue to generate new product licensing revenues and also continue to provide high quality maintenance support and upgrades to ensure future maintenance revenue increases.

Services and Other

Revenue derived from consulting, computer services, educational services and other comprised 2.2%, 2.0% and 3.1% of total revenues for 1995, 1994 and 1993, respectively. The increase of 31.8% in 1995 is a result of increased consulting revenue in all sales channels. The decrease of 27.3% in 1994 is attributed primarily to a decrease in computer services. A further decrease is due to the $500,000 earned in 1993 in relation to a joint development project with IBM to develop systems management products in support of future CICS releases. These decreases were partially offset by increased consulting and educational services revenue in Europe.

Cost of Sales

Cost of sales consists primarily of royalties paid to independent software authors, amortization of purchased and internally developed software, the cost of hardware associated with sales of client/server products and costs related to operating the computer services division. Cost of sales increased by 29.5% and 3.6% in 1995 and 1994, respectively, and represented 14.1%, 12.7% and 13.7% of revenues for 1995, 1994 and 1993, respectively. The increase for 1995 was 21.8% without the impact of currency exchange rates. In 1995, the increase is a result of higher third-party royalties and software amortization. Third-party royalties increased both as a result of higher third-party revenue in

Europe and Japan as well as the addition of third-party client/server products to which the Company has exclusive distribution rights. Software amortization increased from the combination of 1994's Sysnet a.s. acquisition (see Note 3), the write-off of certain software products, and the large number of product releases at the end of 1994. In 1996, amortization of software developed internally is expected to be only slightly higher than 1995 levels due to the full amortization of research and development (R&D) costs which were first capitalized in 1991. The increase in 1994 was primarily attributable to licensing growth in client/server products and higher third-party revenue in Europe which produced increased hardware costs and third-party royalties, respectively. The effect of these increases was mitigated by decreases in the computer services division as related revenues decreased and the termination of the royalty agreement of certain storage management products. There was no significant impact of currency exchange rates on changes from 1993 to 1994. In general, fluctuations in the relationship of cost of sales to revenue are caused primarily by changes in revenue mix, amortization of capitalized software and royalty agreements.

Product Development and Support

Product development and support costs increased by 0.6% and 13.4% in 1995 and 1994, respectively, and represented 15.8%, 18.4% and 18.1% of revenues for 1995, 1994 and 1993, respectively. In 1995, a decrease in domestic R&D due to delayed headcount replacements was offset by a full year of R&D costs in Oslo as a result of the Sysnet acquisition in April 1994. The increase in 1994 is primarily attributable to higher personnel costs as R&D headcount was increased both domestically and through the Sysnet acquisition. In addition, the percentage of R&D costs capitalized dropped from 24% in 1993 to 20% in 1994, which had the effect of increasing net development expense. There was no significant impact of currency exchange rates on year-over-year changes in 1995 or 1994. The Company capitalizes certain development costs in accordance with Statement of Financial Accounting Standards No. 86 ("FAS 86"). To the extent the Company capitalizes its product development costs, the effect is to defer such costs to future periods and match them to the revenue generated by the products. Product development and support expenses may fluctuate annually depending in part upon the number and status of internal software development projects.

Sales and Marketing

Sales and marketing expenses increased by 21.7% and 12.4% in 1995 and 1994, respectively, and represented 50.1% of revenues in 1995 compared to 48.2% and 47.8% in 1994 and 1993, respectively. Without the change in currency exchange rates, the increase for 1995 was 15.7%. Sales commissions increased proportionately with licensing revenue. The remainder of the increase is a result of increased headcount in all sales channels including a full year of expenses of the Japanese subsidiary, which was started June 1994. Most of the increase in 1994 is due to higher commission expense on increased product licensing, particularly in commissions paid to marketing agents. Commission rates were comparable to those in 1993. North America and Europe had higher personnel costs as headcount was increased for sales in both channels and additional costs were incurred to start up the Japanese subsidiary. Currency exchange rate fluctuations did not have a significant impact on the change from 1993 to 1994.

General and Administrative

General and administrative expenses increased 2.9% in 1995 but decreased .3% in 1994 and represented 9.6%, 11.0% and 12.3% of revenues for 1995, 1994 and 1993, respectively. Without the impact of currency exchange rate changes, general and administrative expenses decreased 0.8% in 1995. The Company negotiated a lease termination in the third quarter of 1995 which resulted in the recovery of approximately $350,000 of previously accrued lease payments on an idle facility. This decrease in net facility expense was offset by increases in personnel both domestically and in Europe. Costs in 1994 remained flat with 1993. Increases in professional fees and severance costs were offset by decreased personnel and facilities costs. There was no significant impact of currency exchange rates on growth rates in 1994.

Purchased R&D Expense

In April 1994, the Company acquired the net assets of Sysnet a.s., an Oslo, Norway-based provider of system administration software for

UNIX systems and other distributed client/server systems, for $4.1 million in cash plus potential additional consideration based upon future results (see Note
3).

    The transaction was accounted for using the purchase method and a valuation was performed of all assets acquired. As a result, $3,251,000, or approximately 78% of the purchase price was written off as a one-time charge related to purchased research and development.


Interest and Other Income, Net

Interest and other income consists principally of interest income, interest expense, and currency gain or loss. In 1995, the 94.9% increase over 1994 was primarily attributable to interest income as gross lease contracts receivable increased 60.4% over 1994. Additional net interest is a result of approximately $300,000 of interest received from the IRS in settlement of an audit, more investment income as a result of higher cash and short-term investment balances, and less interest expense as capital leases and notes payable are paid down. The 29.4% increase in 1994 over 1993 is comprised of additional lease contracts receivable interest income partially offset by higher currency losses in the United States. The Company has a hedging program to minimize its exposure to fluctuations in foreign currencies in the Company's statement of operations.


Income Taxes

The effective tax rate was 30.0%, 31.0% and 31.5% for 1995, 1994 and 1993, respectively. The Company's effective tax rate differs from the federal statutory rate due primarily to permanently invested earnings of foreign subsidiaries being taxed at rates lower than the federal statutory rate.


Liquidity and Capital Resources

The significant sources of cash during 1995 include cash provided by operating activities of $10,039,000; the exercise of employee stock options of $1,907,000; stock purchases through the Employee Stock Purchase Plan of $928,000; and proceeds from a line of credit of $400,000. The significant uses of cash during 1995 include $15,800,000 for the net purchases of short-term investments; $3,326,000 for purchases of furniture, equipment and leasehold improvements;
$3,048,000 for internally developed capitalized software; $2,019,000 for payments on capital leases; $1,186,000 for payments on notes payable; and $346,000 for investment in equity securities. Management believes cash flows from operations and existing cash resources will be adequate to meet its working capital requirements for the foreseeable future.

                                  EXHIBIT 13.1

Boole & Babbage, Inc.
Consolidated Statements of Income


                                                 Years ended September 30,
                                               ----------------------------
(In thousands, except per share amount           1995       1994      1993
-------------------------------------------------------------------------------
Revenue:
      Product licensing                         $80,226    $64,902    $53,922
      Maintenance fees                           70,663     64,255     60,692
      Services and other                          3,478      2,639      3,631
                                               --------   --------   ---------
           Total revenue                        154,367    131,796    118,245
                                               --------   --------   ---------

Costs and expenses:
      Cost of sales                              21,736     16,780     16,192
      Product development and support            24,345     24,206     21,340
      Sales and marketing                        77,339     63,565     56,564
      General and administrative                 14,903     14,481     14,526
      Purchased R&D expense                          -       3,251         -
                                               --------   --------   ---------
           Total costs and expenses             138,323    122,283    108,622
                                               --------   --------   ---------

Operating income                                 16,044      9,513      9,623

Interest and other income, net                    3,904      2,003      1,548
                                               --------   --------   ---------
Income before provision for income tax           19,948     11,516     11,171
Provision for income taxes                        6,000      3,570      3,519
                                               --------   --------   ---------
Net income                                      $13,948     $7,946     $7,652
                                               ========   ========   =========
Net income per share (a)                        $  1.21     $ 0.74     $ 0.70
                                               ========   ========   =========
Shares used in per share calculations            11,550     10,800     10,875
                                               ========   ========   =========


(a) Per share data and number of shares reflect a 3-for-2 stock split which became effective on December 6, 1995.

                                  EXHIBIT 13.1

Boole & Babbage, Inc.
Consolidated Balance Sheets

                                                                                             September 30,
                                                                                    --------------------------------
(Dollars in thousands)                                                                1995        1994       1993
---------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                                        $22,340     $34,019     $23,726
    Short-term investments                                                            15,800        --          --
    Accounts receivable, net                                                          27,293      23,180      20,753
    Installment and other receivables, net                                            28,066      18,251      12,862
    Deferred tax asset                                                                 5,810       4,959       2,615
    Prepaid expenses and other current assets                                          4,967       3,199       2,739
                                                                                    --------    --------    ---------
        Total current assets                                                         104,276      83,608      62,695

Purchased and internally developed software, net                                      12,278      14,276      14,110
Equipment, furniture and leasehold improvements, net                                   7,341       8,506       9,743
Long-term installment and other receivables                                           32,223      20,011       9,823
Long-term deferred tax asset                                                           4,843       2,284       3,456
Costs in excess of net assets of purchased businesses, net                               687         713         739
Other assets                                                                           2,260       2,228         339
                                                                                    --------    --------    ---------
        Total assets                                                                $163,908    $131,626    $100,905
                                                                                    ========    ========    =========

Liabilities and Stockholders' Equity
Current liabilities:
     Accounts payable                                                                 $6,595      $6,762      $7,583
     Accrued payroll expense                                                           7,149       6,603       6,127
     Other accrued liabilities                                                        18,133      16,835      11,730
     Short-term borrowings                                                               400        --          --
     Notes payable due within one year                                                   513       1,171       1,398
     Capital lease obligations due within one year                                     1,348       2,045       2,064
     Deferred maintenance revenue                                                     40,180      34,174      27,724
                                                                                    --------    --------    ---------
        Total current liabilities                                                     74,318      67,590      56,626

Notes payable due after one year                                                         663       1,177       1,217
Capital lease obligations due after one year                                             683       1,903       3,948
Deferred maintenance revenue due after one year                                       18,057      12,731       4,647

Minority interest                                                                        --           61         --

Stockholders' equity:
     Preferred stock, 2,000,000 shares authorized, $.001 par                             --          --          --
     Common stock, $.001 par value, authorized--15,000,000 shares; issued--
         11,476,050 (11,052,567 and 10,279,632 in 1994 and 19                             11          11          10
     Additional paid-in capital                                                       30,844      23,840      19,001
     Retained earnings                                                                42,672      28,724      20,778
     Unrealized gain on marketable securities                                            132         170         --
     Foreign currency translation adjustment                                           1,013         (96)     (1,542)
     Less treasury stock, 683,325 shares (683,325 and 615,600
         in 1994 and 1993, respectively), at cost                                     (4,485)     (4,485)     (3,780)
                                                                                    --------    --------    ---------
        Total stockholders' equity                                                    70,187      48,164      34,467
                                                                                    --------    --------    ---------
        Total liabilities and stockholders' equity                                  $163,908    $131,626    $100,905
                                                                                    ========    ========    =========

                                  EXIBIT 13.1

Boole & Babbage, Inc.
Consolidated Statements of Stockholders' Equity



                                                                               Unrealized     Foreign                      Total
                                             Common Stock   Additional          Gain on      Currency                     Stock-
                                           ----------------  Paid-in  Retained Marketable   Translation     Treasury      holders'
(Dollars in thousands)                     Shares    Amount  Capital  Earnings Securities    Adjustment       Stock       Equity
-----------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1992               9,566,746    $10   $15,875  $13,126  $       -        $998         ($984)      $29,025

Exercise of employee stock options and
     related tax benefit                    605,570      -     2,406     -             -         -             -           2,406
Sale of common stock under the employee
     stock purchase plan                     92,371      -       560     -             -         -             -             560
Issuance of common stock under the
     employee incentive stock plan           14,945      -       160     -             -         -             -             160
Purchase of treasury stock                    -          -       -       -             -         -          (2,796)       (2,796)
Foreign currency translation adjustment       -          -       -       -             -      (2,540)          -          (2,540)
Net income                                    -          -       -      7,652          -         -             -           7,652
                                         ------------  ------ -------  -------  ---------    --------       -------       -------
Balance, September 30, 1993              10,279,632      10    19,001  20,778          -      (1,542)       (3,780)       34,467

Exercise of employee stock options and
     related tax benefit                    655,848      1      3,877    -             -         -             -           3,878
Sale of common stock under the employee
     stock purchase plan                    105,504      -        829    -             -         -             -             829
Issuance of common stock under the
     employee incentive stock plan           11,583      -        133    -             -         -             -             133
Unrealized gain on marketable securities,
     net of taxes                              -         -        -      -         170           -             -             170
Purchase of treasury stock                     -         -        -      -             -         -            (705)         (705)
Foreign currency translation adjustment        -         -        -      -             -       1,446           -           1,446
Net income                                     -         -        -     7,946          -         -             -           7,946
                                         ------------  ------ -------  -------  ---------    --------       -------       -------
Balance, September 30, 1994              11,052,567      11    23,840  28,724      170           (96)       (4,485)       48,164

Exercise of employee stock options and
     related tax benefit                    321,723      -      5,892    -             -         -             -           5,892
Sale of common stock under the employee
     stock purchase plan                     94,253      -        974    -             -         -             -             974
Issuance of common stock under the
     employee incentive stock plan            7,507      -        138    -             -         -             -             138
Unrealized loss on marketable securities,
     net of taxes                              -         -        -      -         (38)          -             -             (38)
Foreign currency translation adjustment        -         -        -      -             -       1,109           -           1,109
Net income                                     -         -        -     13,948         -         -             -          13,948
                                         ------------  ------ -------  -------  ---------    --------       -------       -------
Balance, September 30, 1995              11,476,050     $11   $30,844  $42,672    $132        $1,013       ($4,485)       70,187
                                         ============  ====== ======== =======  =========    ========       ========      =======

                                  EXHIBIT 13.1

Boole & Babbage, Inc.
Consolidated Statements of Cash Flows


                                                                               Years ended September 30,
                                                                           --------------------------------
(Dollars in thousands)                                                        1995        1994      1993
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                $13,948      $7,946     $7,652
  Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation, amortization and write-off of capitalized software        9,667      11,922      8,605
      Loss on disposal of assets                                                103        --          286
      Write-off of investment in equity securities                              --          150       --
      Deferred income taxes                                                    (960)     (1,117)     1,588
      Stock issued under compensatory stock plans                               138         133        160
      Minority interest                                                         (62)       (199)       --
      Changes in operating assets and liabilities excluding the effect of acquisitions:
         Accounts receivable and installment and other receivables          (25,041)    (20,272)   (11,015)
         Prepaid expenses and other assets                                   (1,439)     (1,040)       576
         Accounts payable and accrued expenses                                3,042       2,955      8,269
         Deferred maintenance revenue                                        10,643      12,941      3,472
                                                                            --------    --------   --------
Net cash provided by operating activities                                    10,039      13,419     19,593
                                                                            --------    --------   --------
Cash flows from investing activities:
     Purchases of equipment, furniture and leasehold improvements            (3,326)     (2,848)    (2,757)
     Payments for capitalized software                                       (3,048)     (6,542)    (4,512)
     Net purchases of short-term investments                                (15,800)        --         --
     Investment in equity securities                                           (346)       (997)       --
                                                                            --------    --------   --------
Net cash used for investing activities                                      (22,520)    (10,387)    (7,269)
                                                                            --------    --------   --------
Cash flows from financing activities:
      Sale of lease contracts receivables                                      --         6,376       --
      Proceeds from issuance of common stock                                  2,835       3,703      2,966
      Proceeds from minority interest investors                                --           252       --
      Purchase of treasury stock                                               --          (705)    (2,796)
      Borrowings under line of credit                                           400         --        --
      Payments on notes payable                                              (1,186)     (1,450)      --
      Payments on capital leases                                             (2,019)     (2,063)    (2,002)
                                                                            --------    --------   --------
Net cash provided by (used for) financing activities                             30       6,113     (1,832)
                                                                            --------    --------   --------
Effect of exchange rate changes on cash                                         772       1,148     (2,879)

Net increase (decrease) in cash and cash equivalents                        (11,679)     10,293      7,613
                                                                            --------    --------   --------
Cash and cash equivalents at beginning of year                               34,019      23,726     16,113
                                                                            --------    --------   --------
Cash and cash equivalents at end of year                                    $22,340     $34,019    $23,726
                                                                            ========    ========   ========

Supplemental disclosures of cash flow information:
      Cash paid during the year for:
          Interest                                                           $1,081      $1,510     $1,537
          Income taxes                                                       $3,355      $1,814     $1,652

Supplemental disclosures of noncash investing and financing activities:
        A capital lease obligation of $103,000 was incurred in 1995 for the purchase of equipment.
        Notes payable of $901,000 were incurred in 1994 when the Company purchased the net assets of Sysnet a.s.
        A note payable of $283,000 was incurred in 1994 for the purchase of various equipment.
        A capital lease obligation of $1,025,000 was incurred in 1993 when the Company entered into a lease for certain computer equipment.
        Notes payable of $2,591,000 were incurred in 1993 in connection with a product acquisition.

See accompanying notes

1.  Summary of Significant Accounting Policies
Business

Boole & Babbage, Inc. ("the Company") provides enterprise automation software that helps users worldwide to organize and manage complex computer systems.

Basis of Presentation

The accompanying financial statements include the accounts of Boole & Babbage Europe (BBE), Boole & Babbage Australasia (BBA), and Boole & Babbage a.s., Norway (BBN), wholly-owned subsidiaries of Boole & Babbage, and Joint Systems & Technology (JST), a majority-owned Japanese subsidiary of Boole & Babbage. All significant intercompany accounts and transactions have been eliminated.

Cash, Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments that mature within ninety days of purchase to be cash equivalents. At September 30, 1995, cash equivalents consisted of $6,842,000 of time deposits with original maturities of 30 days or less. All of the Company's cash equivalents and short-term investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses included in equity. At September 30, 1995, cost approximated fair value for all cash equivalents and short-term investments. All of the Company's available-for-sale securities have a contractual maturity of one year or less. Realized gains and losses and declines in value judged to be other than temporary are included in interest income. To date, there have been no significant gains or losses realized on the Company's cash equivalents or short-term investments. The cost of securities sold is based upon the specific identification method.

Short-term investments as of September 30, 1995 consisted of the following:

                                                         (Dollars in thousands)
-------------------------------  ----------------------------------------------
Municipal bonds and notes                                      $  7,500
Auction preferred stock                                           4,000
Taxable commercial paper                                          1,500
Certificates of deposit                                           2,800
                                                                -------
                                                                $15,800
                                                                =======

Included in short-term investments is a $1,400,000 certificate of deposit pledged as collateral for capital lease obligations.

The Company adopted FAS 115, Accounting for Certain Investments in Debt and Equity Securities, during fiscal 1994.

Receivables

Accounts receivable and installment receivables are net of allowances for doubtful accounts of $1,734,000, $1,781,000, and $1,832,000, at September 30,
1995,  1994,  and 1993,  respectively.

The Company markets computer software systems to customers in diversified industries. Ongoing credit evaluations of its customers' financial condition are made and generally no collateral is required.

Revenue Recognition

Revenue from product licensing is recognized after delivery and customer acceptance without contingencies. Each license contract entitles the customer to maintenance and enhancements for a one-year period. The portion of the contract fee associated with providing first year maintenance is deferred and recognized ratably over one year. The Company uses the same percentage to compute first-year maintenance included in the product licensing amount as it uses to price maintenance renewals. Revenue and related royalty and agent commission costs from maintenance contracts are deferred and recognized ratably over the renewal periods.

    In connection with long-term leases of software, the portion of the present value of the lease payments related to the product license are recognized as revenue upon the commencement of the lease. Related interest income and maintenance revenue are recognized ratably over the corresponding lease term.

    Revenue from sales through marketing agents in certain overseas markets is recorded at the gross sales price to the customer, and the commissions withheld by these agents are included in sales and marketing expense.

Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements are stated at cost. Depreciation and amortization are provided principally on a straight-line basis over useful lives ranging from 3 to 10 years. Assets under capital leases are amortized over the shorter of the asset life or the remaining lease term. Equipment, furniture and leasehold improvements consist of the following:

                                          -------------------------------
                                                  September 30,
                                          -------------------------------
(Dollars in thousands)                         1995      1994       1993
-----------------------                   ---------- --------- ----------
Equipment                                   $25,065   $23,644    $21,552
Furniture                                     8,572     7,704      6,903
Leasehold improvements                          742       613        513
                                          ---------- --------- ----------
                                             34,379    31,961     28,968
Accumulated depreciation                     27,038    23,455     19,225
  and amortization                        ---------- --------- ----------
                                          $   7,341    $8,506   $  9,743
                                          ---------- --------- ----------

Costs in Excess of Net Assets of Purchased Businesses

The excess of the purchase price over the net assets of BBE is being amortized on a straight line basis over 40 years. Costs in excess of net assets of purchased businesses are summarized below:

                                   --------------------------
                                         September 30,
                                   --------------------------
(Dollars in thousands)                1995     1994     1993
----------------------------       -------- -------- --------
Costs in excess of net
 assets of  purchased businesses    $1,056   $1,056   $1,056
Accumulated amortization               369      343      317
                                   -------- -------- --------
                                    $  687  $   713   $  739
                                   ======== ======== ========

Marketable Securities

Included in noncurrent Other Assets are marketable securities which are classified as available for sale and stated at fair value:

                                   --------------------------
                                         September 30,
                                   --------------------------
(Dollars in thousands)                1995     1994     1993
----------------------------       -------- -------- --------
Cost of marketable securities       $1,193    $ 847     $ --
Unrealized gain                        230      293       --
                                   -------- -------- --------
                                   $ 1,423  $ 1,140     $ --
                                   ======== ======== ========

The unrealized gain is recorded net of tax in a separate stockholders' equity account as follows:

                             --------------------------
                                   September 30,
                             --------------------------
(Dollars in thousands)          1995     1994     1993
---------------------------- -------- -------- --------
Unrealized gain                $ 230    $ 293     $ --
Deferred income tax              (98)    (123)      --
                             -------- -------- --------
                               $ 132    $ 170     $ --
                             ======== ======== ========

Purchased and Internally Developed Software

Capitalized software consists of purchases of completed software products from outside vendors and internal costs associated with the development of software. Such costs are capitalized and amortized in accordance with guidelines set forth in Financial Accounting Standard No. 86, "Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." All software costs are amortized to cost of sales on the basis of each product's projected revenues or on a straight-line basis over the remaining estimated economic life of the products, whichever is greater. The estimated economic lives range from five to seven years. Amortization of capitalized software was $5,315,000, $4,112,000, and $3,888,000 for 1995, 1994, and 1993, respectively.

Cost of Sales

Cost of sales consists of royalties paid to software authors, amortization of capitalized software, the cost of hardware associated with sales of certain client/server products, and the costs of operating a computer services division.

Product Development and Support

Product development and support costs include expenditures for research and development, net of amounts capitalized, product maintenance and product support. Research and development expenditures included in product development and support costs are as follows:

                             ------------------------------
                               Years Ended September 30,
                             ------------------------------
(Dollars in thousands)         1995       1994      1993
----------------------       ---------- --------- ---------
Total costs                    $18,700   $16,850   $14,500
Less amounts capitalized         3,050     3,365     3,431
                             ---------- --------- ---------
                               $15,650   $13,485   $11,069
                             ========== ========= =========

These expenditures do not include net costs relating to the joint development project with IBM to develop systems management products in support of new CICS releases. These project costs are net of IBM reimbursements of $2,080,000, $2,540,000 and $2,700,000 in 1995, 1994 and 1993, respectively.

Accounting for Income Taxes

The Company adopted Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes," in its first quarter of fiscal 1994 and applied its provisions retroactively.

Net Income Per Share

Net income per share is computed using the weighted average number of common shares outstanding and shares issuable assuming the exercise of outstanding options using the treasury stock method. Fully diluted earnings per share is not disclosed because it is not materially different from primary earnings per share.

    All shares and per share amounts have been restated to retroactively reflect the 3-for-2 stock split described in Note 6.

Foreign Currency

The assets and liabilities of foreign subsidiaries are translated into U.S. dollars at current exchange rates. Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the year. Translation gains and losses are included as an adjustment to stockholders' equity.

    The Company has a hedging strategy to minimize the short-term impact of foreign currency fluctuations on its net asset position in foreign currencies. The gains and losses on these contracts are netted with gains and losses on the revaluation of the net asset position and are included in income in the period in which the exchange rates change. Aggregate transaction gains (losses) included in determining net income in 1995, 1994, and 1993 were approximately ($513,000), ($764,000), and $175,000, respectively. These amounts are included in the consolidated statements of income under the caption interest and other income, net. The Company had approximately $26.3 million, $20.4 million and

$15.4 million of open forward exchange contracts at September 30, 1995, 1994 and 1993, respectively.

Beginning the last quarter of fiscal 1994, the Company implemented an economic hedge for a portion of its anticipated intercompany royalty transactions. Gains and losses on these contracts are deferred and recognized in the period in which the transaction is complete. In connection with this strategy, the Company had approximately $9.7 million and $18.3 million of forward contracts at September 30, 1995 and 1994, respectively. At September 30, 1994, the carrying value approximated the market value while at September 30, 1995, the deferred loss was approximately $670,000.

2.  Installment and Other Receivables

Installment and other receivables consists of lease contracts receivables, sales tax and value-added tax on trade receivables, and other receivables. The Company's leasing operations consist of the leasing of various computer software products under term or perpetual licensing agreements with payment periods from one to five years.

    Following are the components of the lease contracts receivable:

                                           ---------------------------
                                                    September 30,
                                           ---------------------------
(Dollars in thousands)                        1995      1994      1993
-------------------------                  -------   -------   -------
Minimum lease payments receivable          $62,553   $39,001   $20,575
Less unearned interest                       6,399     4,177     2,712
                                           -------   -------   -------
Net investment in sales type leases         56,154    34,824    17,863
Amount due within one year                  23,931    14,813     8,040
                                           -------   -------   -------
Amount  due after one year                 $32,223   $20,011   $ 9,823
                                           =======   =======   =======

Minimum lease payments receivable during each of the succeeding fiscal years are as follows:

------------------ ---------------------------------
Year                         (Dollars in thousands)
------------------ ---------------------------------
1996                                        $27,260
1997                                         19,847
1998                                         10,754
1999                                          4,087
2000                                            605
                                          ----------
                                            $62,553
                                          ==========

The Company periodically sells portions of its lease contracts receivable to a finance company subject to limited recourse provisions. No lease contract receivables were sold during 1995 and 1993. The total lease contracts receivables sold during 1994 had present values of $6,376,000. The uncollected present value of receivables that have been sold was approximately $4,050,000, $6,950,000, and $3,331,000 at September 30, 1995, 1994 and 1993, respectively.

3.  Product Acquisitions
Fiscal 1994

In April 1994, the Company acquired the net assets of Sysnet, a.s., an Oslo, Norway-based provider of system administration software for UNIX systems and other distributed client/server systems, for $4.1 million in cash plus maximum potential additional consideration of $1.4 million based upon future results. Payment terms included an initial payment of $3.0 million in cash with another $1.1 million to be paid in four annual installments of $275,000 which began in April 1995. (See Note 5.)

    The transaction was accounted for using the purchase method and an independent appraisal was performed of all assets acquired. As a result, $3,251,000 or approximately 78% of the purchase price was written off as a one-time charge related to purchased research and development. Product development for those products (now renamed Ensign) is being performed by the Company's subsidiary in Oslo, Norway. Revenues and expenses of Sysnet prior to the acquisition were insignificant. The Company's consolidated financial statements include the results of operations of the acquired entity subsequent to the purchase date.

Fiscal 1993

In December 1992, the Company acquired the rights to certain software products and related items from Goldfield Computers Limited. Notes payable of $2,591,000 were incurred on a total purchase price of $3,591,000.

4.  Income Taxes
Pretax income consists of the following:

                        -------------------------------
                          Years Ended September 30,
                        -------------------------------
(Dollars in thousands)     1995      1994       1993
----------------------- ---------- --------- ----------
Domestic                  $ 9,944   $ 5,675    $ 5,191
Foreign                    10,004     5,841      5,980
                        ---------- --------- ----------
                          $19,948   $11,516    $11,171
                        ========== ========= ==========

The provision for taxes on income consists of the following:

                        -------------------------------
                          Years Ended September 30,
                        -------------------------------
(Dollars  in thousands)    1995       1994      1993
----------------------- ---------- --------- ----------
Federal
  Current                 $2,982     $1,741      $ 66
  Deferred                  (293)      (850)      920
                        ---------- --------- ----------
                           2,689        891       986
State
  Current                  1,075        899        78
  Deferred                  (516)      (314)      506
                        ---------- --------- ----------
                            559         585       584
Foreign
  Current                 2,903       2,047     1,787
  Deferred                 (151)         47       162
                        ---------- --------- ----------
                          2,752       2,094     1,949
                        ---------- --------- ----------
                         $6,000      $3,570    $3,519
                        ========== ========= ==========

No provision for residual federal taxes has been made on approximately $35,000,000 of accumulated undistributed earnings of the Company's foreign subsidiaries, since it is the Company's intention to permanently invest such earnings in its foreign operations. Determination of the amount of unrecognized deferred tax liabilities is not practicable.

    The provision for taxes on income differs from the amount computed by applying the statutory tax rate of 35% for 1995 and 34% for 1994 and 1993 to income before taxes as follows:

                                             -------------------------
                                             Years Ended September 30,
                                             -------------------------
                                              1995     1994     1993
                                             -----    -----    -----
Computed expected tax provision              35.0%    34.0%    34.0%
State income tax, net of federal benefit      1.4%     3.4%      3.5%
Permanently invested earnings of
   foreign subsidiaries, net
   of foreign income taxes                   (8.0%)   (5.4%)    (9.9%)
Goodwill  amortization and
   other permanent items                      0.5%     0.5%      0.4%
Research & development credit                (2.3%)   (1.5%)      --
Net change in valuation allowance             3.7%      --       2.1%
Other                                        (0.3%)     --       1.4%
                                             -----    -----    -----
                                             30.0%     31.0%    31.5%
                                             =====     =====    =====

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                             --------------------------------
                                                        September 30,
                                             --------------------------------
(Dollars in thousands)                           1995        1994        1993
----------------------------                 --------    --------    --------
Deferred Tax Assets:
 Net operating loss carryforwards ........   $  1,791    $  1,218    $  2,441
  Foreign tax credit carryforwards .......         17         237       2,738
  Research credit carryforwards ..........        898       3,266       2,936
  AMT credit carryforwards ...............        650         531         282
  Deferred maintenance revenue ...........      9,564       7,395       4,276
  Accrued expenses .......................      1,694       1,251       1,534
  Bad debt allowance .....................        520         533         568
  Other ..................................        506         194         180
                                             --------    --------    --------
Total gross deferred .....................     15,640      14,625      14,955
tax asset
Less valuation allowance..................      1,946       3,946       3,907
                                             --------    --------    --------
    Total deferred tax asset .............     13,694      10,679      11,048
                                             --------    --------    --------
Deferred Tax Liabilities:
  Unrealized gain on marketable securities        (98)       (123)         --
  Software capitalization, net ...........     (2,943)     (2,870)     (3,078)
  Other ..................................       --          (443)     (1,899)
                                             --------    --------    --------
Total deferred tax liability .............     (3,041)     (3,436)     (4,977)
                                             --------    --------    --------
Net deferred tax asset ...................   $ 10,653    $  7,243    $  6,071
                                             ========    ========    ========

The net valuation allowance decreased $2,000,000 from 1994 to 1995 as a result of reversing the allowance of $2,782,000 for foreign tax credits. Since these credits were attributable to stock option deductions, the benefit was credited to paid-in capital and does not affect the effective income tax rate. This reversal was partially offset by an addition of $782,000 to the allowance for carryforwards of capital losses and foreign net operating losses. None of the total allowance at September 30, 1995 is attributable to stock option deductions. Management believes future taxable income will be sufficient to realize the deferred tax benefit of the net deferred tax asset.

At September 30, 1995, the Company had research and experimentation credit carryovers of approximately $748,000 for United States federal tax purposes which expire in the years 2009 through 2010.

5.  Leases, Notes Payable and Contingencies

Operating Leases

The Company leases its facilities and certain equipment under operating leases expiring at various dates through 2018. Minimum lease commitments for facilities and equipment at September 30, 1995 are as follows:

------------------------- -------------------------------
Year                              (Dollars in thousands)
------------------------- -------------------------------
1996                                            $7,159
1997                                             5,477
1998                                             4,677
1999                                             3,745
2000                                             1,894
Thereafter                                       2,716
                                             ----------
                                               $25,668
                                             ==========

Total rent expense under operating leases was $7,700,000, $5,800,000 and $5,167,000, for 1995, 1994, and 1993, respectively.

Capital Leases

The Company leases certain computer equipment under long-term capital leases. Capitalized costs of $11,343,000, $11,235,000, and $11,228,000, are included in equipment, furniture and leasehold improvements at September 30, 1995, 1994 and 1993, respectively. Accumulated amortization amounted to $9,944,000, $8,254,000, and $6,227,000, at September 30, 1995, 1994 and 1993, respectively.

The following is a schedule of future minimum lease payments under long-term capital leases together with the present value of the net minimum lease payments as of September 30, 1995:


---------------------------------- ----------------------
Year                               (Dollars in thousands)
---------------------------------- ----------------------
1996                                            $1,461
1997                                               596
1998                                                86
1999                                                25
2000                                                13
                                             ----------
Total minimum lease payments                     2,181
Less amount representing interest                  150
                                             ----------
Present value of future minimum lease
payments                                         2,031
Amount due within one year                       1,348
                                             ----------
Amount due after one year                       $  683
                                             ==========

Notes Payable

The Company incurred notes payable as a result of the acquisitions in 1994 and 1993 as described in Note 3. The noninterest bearing obligations, net of discounts based on imputed interest rates from 8.25% to 9%, are due as follows:

----------------------- ------------------------
Year                     (Dollars in thousands)
----------------------- ------------------------
1996                                      $ 513
1997                                        294
1998                                        319
1999                                         50
                                      ----------
Total notes payable                       1,176
Amount due within one year                  513
                                      ----------
Amount due after one year                 $ 663
                                      ==========

Total interest expense related to capital lease obligations, notes payable, and sale of lease contracts receivable (see Note 2) was $1,032,000, $1,331,000, and $1,731,000 in 1995, 1994 and 1993, respectively.

Line of Credit

During 1995, the Company entered into arrangements for the Japanese subsidiary for two lines of credit totaling $1,500,000. As of September 30, 1995, there was an outstanding balance of $400,000. Interest rates on these lines of credit are approximately 1.8% per annum.

Litigation

The Company is involved in certain legal actions and claims arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without material effect on the Company's financial position or results of operations.

6.  Common Stock

Stock split

On October 25, 1995, the Company's Board of Directors authorized a 3-for-2 split of common stock payable on December 6, 1995, to shareholders of record as of November 6, 1995. The stock split is effected in the form of a stock dividend. The stated par value of each share remained $0.001. A total of $4,000 was reclassified from the Company's additional paid-in capital account to the Company's common stock account. All shares, per share amounts and stock option data have been restated to retroactively reflect the stock split.

Stock option plans

Under the terms of the 1986 Incentive Stock Option Plan (1986 ISO), as amended, and the 1986 Supplemental Stock Option Plan, as amended, the Company may grant options to purchase up to 5,310,000 shares of the Company's common stock to key employees and directors of the Company. The option price must be at least 100% of the market value at the date of grant in the case of the 1986 ISO plan and at least 85% of the market value at the date of grant in the case of the supplemental plan.

In November 1993, the Board of Directors adopted the 1993 Nonemployee Directors' Stock Option Plan (the 1993 plan). The 1993 plan, as amended, authorized the grant of up to 112,500 shares of the Company's common stock to nonemployee directors of the Company. The exercise price is 100% of the fair market value of the stock on the date such options are granted. At September 30, 1995, 22,500 shares were issued under this plan.

Options outstanding under all plans are currently exercisable to the extent that the optionees have vested under the terms of their grant. Options vest at a rate of twenty to twenty-five percent per year, or in the case of some employees, vesting occurs quarterly at the same annual rate.

The number of options exercisable was 1,390,749, 1,222,061, and 1,298,132 at September 30, 1995, 1994 and 1993, respectively.

Employee Stock Purchase Plan

The Company adopted an Employee Stock Purchase Plan and, as amended, has reserved an aggregate total of 1,293,750 shares. Purchase rights under the plan are granted at 85% of the lesser of the market value on the offering date or the exercise date. At September 30, 1995 there were 190,193 shares available for future purchases of which 42,266 were committed to be issued in October 1995.

Stock Incentive Plan

In April 1988, the Company adopted a Stock Incentive Plan and, as amended, entitles employees who have reached certain anniversary dates with the Company to receive the Company's common stock for each year of service. The Board has reserved 89,625 shares for issuance under the plan, including 18,750 during fiscal 1995. At September 30, 1995, there were 12,143 shares available for future awards. The following table summarizes activity of the stock option plans for the three years ended September 30, 1995:


                                                                         Outstanding Options
                                                          --------------------------------------------------

                                              Options                        Potential
                                           Available for                     Aggregate          Price
                                            Future Grant      Number         Proceeds          Per Share
                                        ----------------- --------------- ---------------- -----------------
Balance, September 30, 1992                  243,710        2,785,751       $12,720,287     $ 2.55 - $8.55
Authorized increase                          810,000            --              --                 -
  Options granted                           (378,563)         378,563         4,167,010      10.13 - 12.00
  Options exercised                            --            (605,570)       (2,405,926)      2.55 - 8.55
  Options canceled                            51,601          (51,601)         (287,057)      3.55 - 12.00
                                        ----------------- --------------- ---------------- -----------------
Balance, September 30, 1993                  726,748        2,507,143        14,194,314       3.45 - 12.00
Authorized increase                          112,500            --              --                 -
  Options granted                           (627,525)         627,525         7,026,663      10.45 - 12.39
  Options exercised                            --            (655,848)       (2,873,848)      3.45 - 9.95
  Options canceled                           136,958         (136,958)       (1,033,020)      4.11 - 12.00
                                        ----------------- --------------- ---------------- -----------------
Balance, September 30, 1994                  348,681        2,341,862        17,314,109       3.45 - 12.39
Authorized increase                          900,000            --              --                 -
  Options granted                           (804,750)         804,750        13,486,605      13.95 - 20.21
  Options exercised                            --            (324,091)       (1,906,868)      3.45 - 12.39
  Options canceled                            76,712          (76,712)         (761,563)      4.11 - 20.00
--------------------------------------- ----------------- --------------- ---------------- -----------------
Balance, September 30, 1995                  520,643        2,745,809       $28,132,283     $ 4.11 -$20.21
======================================= ================= =============== ================ =================

7.    Foreign Operations

The following table summarizes selected financial information of the Company's operations by geographic location:

                        --------------------------------
                           Years Ended September 30,
                        --------------------------------
(Dollars in thousands)    1995       1994       1993
---------------------------------------------------------
Revenues:
  United States and     $56,727     $54,432   $ 53,885
    Canada
  Europe                 74,144      60,944     54,231
  Other                  23,496      16,420     10,129
                        ---------- ---------- ----------
Consolidated            $ 154,367  $131,796   $118,245
                        ---------- ---------- ----------

Operating income:
  United States and       $ 4,750    $2,039     $4,234
Canada
  Europe                    8,044     4,587      3,483
  Other                     3,250     2,887      1,906
                        ---------- ---------- ----------
Consolidated             $ 16,044    $9,513     $9,623
                        ---------- ---------- ----------

Identifiable assets:
  United States and      $ 87,403  $ 76,190   $ 61,599
    Canada
  Europe                   77,711    59,787     43,129
  Other                     8,207     4,562      3,688
  Eliminations             (9,413)   (8,913)    (7,511)
                        ---------- ---------- ----------
Consolidated             $163,908  $131,626   $100,905
                        ---------- ---------- ----------

Included in operating income but excluded from revenues are royalties charged to international operations by domestic operations which aggregated $17,550,000, $15,136,000 and $12,126,000 in 1995, 1994, and 1993, respectively.

The Board of Directors and Stockholders
Boole & Babbage, Inc.

We have audited the accompanying consolidated balance sheets of Boole & Babbage, Inc. as of September 30, 1995, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boole & Babbage, Inc. at September 30, 1995, 1994 and 1993, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Ernst & Young LLP
San Jose, California
October 27, 1995

--------------------------------------------------------------------------------

Market for the Registrant's Common Stock and Related Stockholder Matters

The Company's common stock has been traded in the over-the-counter market under the NASDAQ symbol "BOOL" since the Company's initial public offering on February 3, 1984. The number of stockholders of record of the Company's common stock as of November 30, 1995 was 443. The Company has not paid any cash dividends since 1978 on its common stock, with the exception of payment of partial shares as a result of the stock splits in November 1994 and December 1995. The Company anticipates that for the foreseeable future, it will continue to retain its earnings for use in its business. The table on page 2 reflects the range of high and low closing bid quotations for each period indicated as reported by NASDAQ.

These quotations represent prices between dealers without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions.