Form 10-K, Exhibit 13
period 1996-09-30
BOOLE & BABBAGE INC
filed 1996-12-26
CIK 734394

Exhibit 13.1


Boole & Babbage, Inc.
Selected Consolidated Financial Data


                                                                                         Years ended September 30,
                                                           -------------------------------------------------------------------------
(In thousands, except per share amounts)                                1996         1995          1994         1993         1992
------------------------------------------------------------------------------------------------------------------------------------

Revenue                                                               $ 167,178    $ 154,367    $ 131,796    $ 118,245    $ 110,539

Expenses (a)                                                            148,064      138,323      119,032      108,622      102,228
                                                                      ---------    ---------    ---------    ---------    ---------
       Income (loss) excluding special charges (a)                       19,114       16,044       12,764        9,623        8,311

Interest and other income (expense), net                                  5,941        3,904        2,003        1,548         (584)
                                                                      ---------    ---------    ---------    ---------    ---------
Income (loss) before income taxes                                        25,055       19,948       14,767       11,171        7,727

Provision (benefit) for income taxes                                      7,015        6,000        4,575        3,519        2,434
                                                                      ---------    ---------    ---------    ---------    ---------

Net income (loss)                                                     $  18,040    $  13,948    $  10,192    $   7,652    $   5,293
                                                                      =========    =========    =========    =========    =========

Net income (loss) per share (b)                                       $    1.00    $    0.81    $    0.63    $    0.47    $    0.35
                                                                      =========    =========    =========    =========    =========

Shares used in per share calculations (b)                                18,070       17,325       16,200       16,315       15,075
                                                                      =========    =========    =========    =========    =========


Balance sheet data:
     Cash, cash equivalents and short-term investments                $  60,055    $  38,140    $  34,019    $  23,726    $  16,113
     Total assets                                                     $ 207,064    $ 163,908    $ 131,626    $ 100,905    $  88,363
     Long-term debt                                                   $   2,489    $   1,346    $   3,080    $   5,165    $   5,196
     Deferred maintenance revenue                                     $  74,685    $  58,237    $  46,905    $  32,371    $  32,182
     Stockholders' equity                                             $  93,025    $  70,187    $  48,164    $  34,467    $  29,025

(a) Excludes $3.3 million ($0.14 per share) of purchased R&D expense in FY94.
(b) Per share data and number of shares reflect a 3-for-2 stock split which became effective on December 10, 1996.

                                  Exhibit 13.1


Boole & Babbage, Inc.
Quarterly History
(Unaudited)


(In thousands, except per share amounts)   Q1 95     Q2 95     Q3 95     Q4 95     Q1 96     Q2 96     Q3 96    Q4 96
------------------------------------------------------------------------------------------------------------------------
Revenue:
   Product licensing                       $20,739   $18,787   $18,924   $22,404   $21,474   $21,668   $22,312  $25,198
   Maintenance fees and other               17,834    18,466    18,444    18,769    18,645    18,997    18,605   20,280
                                         -------------------------------------------------------------------------------
      Total revenue                         38,573    37,253    37,368    41,173    40,119    40,665    40,917   45,478
                                         -------------------------------------------------------------------------------

Costs and expenses:
   Cost of product licensing                 3,456     3,300     3,298     3,854     3,973     4,301     5,090    4,127
   Cost of maintenance fees and other        3,580     4,010     3,812     4,177     3,435     3,703     3,476    3,557
   Product development                       4,158     3,842     3,748     4,846     4,374     4,540     4,650    5,709
   Sales and marketing                      19,031    18,255    20,145    19,908    19,682    19,814    19,570   22,292
   General and administrative                4,177     3,792     3,006     3,928     3,851     3,851     3,987    4,082
                                         -------------------------------------------------------------------------------
      Total costs and expenses              34,402    33,199    34,009    36,713    35,315    36,209    36,773   39,767
                                         -------------------------------------------------------------------------------

      Operating income (loss)                4,171     4,054     3,359     4,460     4,804     4,456     4,144    5,711

Interest and other income, net                 631     1,116     1,037     1,120     1,306     1,408     1,519    1,707
                                         -------------------------------------------------------------------------------
Income before taxes                          4,802     5,170     4,396     5,580     6,110     5,864     5,663    7,418
Provision for income taxes                   1,490     1,600     1,230     1,680     1,825     1,530     1,585    2,075
                                         -------------------------------------------------------------------------------

Net income                                  $3,312    $3,570    $3,166    $3,900    $4,285    $4,334    $4,078   $5,343
                                         ===============================================================================

Net income per share (a)                     $0.20     $0.21     $0.18     $0.22     $0.24     $0.24     $0.22    $0.29
                                         ===============================================================================

Shares used in per share calculations (a)   16,800    17,325    17,475    17,625    17,925    17,965    18,180   18,220
                                         ===============================================================================

Stock Price (closing bid) (a)
   High                                     $11.67    $13.45    $13.89    $13.89    $17.11    $17.25    $17.59   $17.17
   Low                                       $8.85    $11.45    $12.11    $12.78    $12.89    $13.33    $15.50   $14.17

(a) Per share data, number of shares and stock price reflect a 3-for-2 stock split which became effective on December 10, 1996.

                                  Exhibit 13.1



MANANGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS

The table below sets forth the results of operations of the Company for the three fiscal years ended September 30, 1996:


                                                          PERCENTAGE OF REVENUE                             YEAR-TO-YEAR
                                                         YEARS ENDED SEPTEMBER 30,                        PERCENTAGE CHANGE
                                               --------------------------------------------      --------------------------------
                                                     1996            1995             1994           96 vs. 95         95 vs. 94
---------------------------------------------------------------------------------------------------------------------------------
Revenue:
     Product licensing                               54.2%           52.4%            49.3%            12.1%             24.4%
     Maintenance fees and other                      45.8%           47.6%            50.7%             4.1%             10.0%
                                                    ------          ------           ------           ------            ------
         Total revenue                              100.0%          100.0%           100.0%             8.3%             17.1%

Costs and expenses:
     Cost of product licensing                       10.5%            9.0%             7.4%            25.8%             42.7%
     Cost of maintenance fees and other               8.5%           10.1%            12.5%            -9.0%             -5.4%
     Product development                             11.5%           10.8%            11.2%            16.1%             12.4%
     Sales and marketing                             48.7%           50.1%            48.2%             5.2%             21.7%
     General and administrative                       9.4%            9.6%            11.0%             5.8%              2.9%
     Purchased R&D expense                              --              --             2.5%             N/A               N/A
                                                    ------          ------           ------           ------            ------
         Total costs and expenses                    88.6%           89.6%            92.8%             7.0%             13.1%
                                                    ------          ------           ------           ------            ------

         Operating income                            11.4%           10.4%             7.2%            19.1%             68.7%

Interest and other income, net                        3.6%            2.5%             1.5%            52.2%             94.9%
                                                    ------          ------           ------           ------            ------
Income before provision for income taxes             15.0%           12.9%             8.7%            25.6%             73.2%
Provision for income taxes                            4.2%            3.9%             2.7%            16.9%             68.1%
                                                    ======          ======           ======           ======            ======
Net income                                           10.8%            9.0%             6.0%            29.3%             75.5%
                                                    ======          ======           ======           ======            ======


Forward-Looking Information

When used in this discussion, the words "anticipate," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the result of any revisions to these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Revenue

The Company derives its revenues primarily from the licensing of computer software programs, consulting and education services, and the sales of software maintenance services. Total revenue increased over the prior year by 8.3% in 1996 compared to an increase of 17.1% in 1995. Without the impact of currency exchange rates, total revenue increased 10.2% and 9.6% in 1996 and 1995, respectively.

Product Licensing

The Company licenses its products to customers for use on their computer systems. The Company also performs consulting and educational services related to those products, although revenue from these services was not significant. Product licensing accounted for 54.2% or $90,652,000 of total revenue in 1996, compared to 52.4% or $80,854,000 in 1995 and 49.3% or $64,985,000 in 1994.
Revenue from product licensing increased by 12.1% in 1996 compared to 1995 and by 24.4% for 1995 over 1994. As is common in the industry, more than 50% of the Company's license revenue is derived from transactions that close in the last month of a quarter, which can make quarterly revenues difficult to forecast. And, since operating expenses are relatively fixed, failure to achieve projected revenues could materially affect the Company's operating results. This, in turn, could result in an immediate and adverse effect on the market price of the Company's stock.

Products

The product area with the highest growth rate was the client/server group which grew by 66.0% in 1996 and 83.0% in 1995 and comprised 22.8% of the total product licensing in 1996 compared to 15.4% in 1995 and 10.5% in 1994. The Company anticipates that this group will continue to show high growth rates for fiscal 1997. However, the Company competes with certain companies who have greater resources along with products already in the marketplace. In addition, the Company is dependent on the client/server market developing at a rapid rate despite reports by industry analysts that implementation of client/server networks may be more expensive and time consuming than users had anticipated, which could potentially slow the growth of the market. Specifically, these circumstances resulted in below-plan sales on the Stage3 LAN backup product which caused the Company to take a charge of approximately $1 million in the third quarter of 1996 for the remaining royalty commitment. Due to these factors, there can be no assurances that new products will achieve significant market acceptance or competitive success and thus contribute to revenue growth.

     Mainframe products grew 2.3% and 17.6% in 1996 and 1995, respectively, and comprised 77.2%, 84.6%, and 89.5% of total product licensing in 1996, 1995 and 1994, respectively. The mainframe group includes plex products which enable customers to handle large groups of computer processors, particularly the new parallel processing machines by IBM. The Company's new revenue growth could be materially and adversely affected if these new parallel processors do not gain significant market acceptance and customer spending shifts away from traditional mainframes to technology platforms where the Company does not have significant product acceptance.

     Price changes during 1996, 1995 and 1994 were not significant.

Product licensing growth:
                             ------------------
                              1996        1995
                             ------------------
   Domestic                   16.6%       10.4%
   International              10.1%       31.9%
                             ------------------
                              12.1%       24.4%
                             ------------------

Product licensing mix:
                      -----------------------------
                        1996      1995       1994
                      -----------------------------
   Domestic             32.1%     30.8%      34.8%
   International        67.9%     69.2%      65.2%
                      -----------------------------
                       100.0%    100.0%     100.0%
                      -----------------------------

Markets

Domestic:

Domestic product licensing grew 16.6% overall in 1996, as revenue from the field sales force grew 31.8%, but was partially offset by decreased revenues for the telesales group. The telesales group decreases were due primarily to ineffective sales execution. In 1995, domestic product licensing grew 10.4% overall, as the telesales group produced strong growth, but was partially offset by a flat year for the field sales force. For growth to continue in the domestic market, the company is dependent on increased productivity from the telesales group, continued increases from the field sales force, and the ability to generate larger size transactions.

International:

In 1996, the Company's revenues from its international operations, comprised of foreign subsidiaries and marketing agents, increased 10.1% as a result of solid growth in Europe despite unfavorable currency exchange rates. In 1995, the Company's revenues from its international operations increased 31.9% as a result of strong growth in South America and favorable currency exchange rates. Without the impact of currency exchange rates, international growth was 13.1% and 19.6% for 1996 and 1995, respectively. As further described in Note 1, the Company has a hedging program to attempt to reduce its exposure to currency fluctuations. Since the majority of product licensing is derived from international markets, the Company's operations and financial results could be significantly and adversely affected by such international factors as changes in currency exchange rates and specific countries' political and economic circumstances.

Maintenance Fees and Other

Maintenance revenue is generated from services the Company provides including technical support, product enhancements, system updates and user documentation. Maintenance revenue also includes maintenance services for an initial period ranging from six months to one year which is included in the initial charge when the Company licenses its software products under a long-term agreement. Thereafter on each anniversary date of the license, the customer may elect to renew its maintenance agreement with the Company. Customers may also elect to purchase advance maintenance at the time of product licensing for maintenance periods beyond the first year. Included in maintenance fees and other is revenue from computer services, hardware sales and royalties from IBM for the jointly developed CICS product. In July 1996, the Company entered into a long-term licensing agreement with IBM which replaces the former agreement. The new agreement requires royalty payments to the Company, based upon sales of the product by IBM, of up to approximately $10 million for the period from the fourth quarter of 1996 through the second quarter of fiscal 1999. Since there are no minimum generated amounts, actual royalties due to the Company may be significantly below the annual maximum amounts.

     For 1996, 1995 and 1994, maintenance fees and other accounted for 45.8%, 47.6% and 50.7%, respectively, of total revenues. Year-to-year increases in maintenance fees and other for 1996 and 1995 were 4.1% and 10.0%, respectively. Without the impact of currency exchange rates, the increases were 5.7% and 3.5% for 1996 and 1995, respectively. These increases are mainly the result of increased product licensing in the previous years combined with high renewal rates and, in 1996, increased royalties from IBM under the new agreement.

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

     The Company anticipates that maintenance revenue in 1997 will increase due to the higher license revenue growth in 1996, although it will continue to be negatively impacted by reduced revenue associated with site consolidations, non-CPU specific pricing and discounted multiple-year maintenance packages.

     The Company must continue to generate new product licensing revenues and also continue to provide high quality maintenance support and upgrades to ensure future maintenance revenue increases.

Cost of Product Licensing:

Cost of product licensing consists primarily of royalties paid to independent software authors, amortization of purchased and internally developed software and the cost of outside consultants to provide educational services. Cost of product licensing increased 25.8% and 42.7% in 1996 and 1995, respectively, and represented 10.5%, 9.0% and 7.4% of revenues for 1996, 1995 and 1994, respectively. Without the impact of currency exchange rates, the increases were 28.7% and 31.4% for 1996 and 1995, respectively. In 1996, the increase was primarily due to higher third-party royalties and service costs as increased third-party licensing in Europe and Japan resulted in higher royalties while higher service revenue worldwide produced a corresponding increase in consulting and educational costs. In addition, in the third quarter of 1996 there was a charge of approximately $1 million on the remaining royalty commitments on the Stage3 product. In 1995, the increase is a result of higher third-party royalties and software amortization. Third-party royalties increased both as a result of higher third-party revenue in Europe and Japan as well as the addition of third-party client/server products to which the Company has exclusive distribution rights. Software amortization increased from the combination of 1994's Sysnet a.s. acquisition (see Note 3) and the large number of product releases at the end of 1994. In general, fluctuations in the relationship of cost of product licensing to revenue are caused primarily by changes in licensing revenue mix, royalty agreements, and amortization of capitalized software.

Cost of Maintenance Fees and Other:

Cost of maintenance fees and other consists primarily of cost of product maintenance support, royalties paid to independent software authors, amortization of purchased and internally developed software, the cost of hardware associated with sales of client/server products and costs related to operating the computer services division. Cost of maintenance fees and other decreased by 9.0% and 5.4% in 1996 and 1995, respectively, and represented 8.5%, 10.1% and 12.5% of revenues for 1996, 1995 and 1994, respectively. Without the impact of currency exchange rates, the decreases were 7.7% and 9.1% for 1996 and 1995, respectively. In 1996, the decrease was primarily due to lower maintenance support costs and software amortization. Software amortization is down due to write-offs in 1995 of certain software products and the full amortization of products purchased in July 1991. Maintenance support costs are down as a result of more efficient processes implemented which allowed the redeployment of personnel to research and development ("R&D"). In 1995, the decrease is a result of lower third-party royalties and maintenance support costs partially offset by higher software amortization. Software amortization increased due to the write-off of certain software products at the end of 1995. A new contract with a third-party vendor in Europe has significantly reduced the royalties on maintenance from the second quarter of 1995 through the fourth quarter of 1996. Since this reduction was in effect for both 1996 and 1995, there was no material impact on the comparability between these years. In 1997, the effective royalty rate to this vendor will increase as a result of the expiration of the reduced rate. In general, fluctuations in the relationship of cost of maintenance fees and other to revenue are caused primarily by changes in maintenance revenue mix, maintenance support, royalty agreements, and amortization of capitalized software.

Product Development:

Product development costs increased by 16.1% and 12.4% in 1996 and 1995, respectively, and represented 11.5%, 10.8% and 11.2% of revenues for 1996, 1995 and 1994, respectively. Without the impact of currency exchange rates, the increases were 16.5% and 10.7% for 1996 and 1995, respectively. The increase in 1996 is due to higher personnel costs as headcount replacements were filled and maintenance support employees transferred to R&D. In 1995, a decrease in domestic R&D due to delayed headcount replacements was offset by higher computer costs and a full year of R&D costs in

Oslo as a result of the Sysnet acquisition in April 1994. The Company capitalizes certain development costs in accordance with Statement of Financial Accounting Standards No. 86 ("FAS 86"). To the extent the Company capitalizes its product development costs, the effect is to defer such costs to future periods and match them to the revenue generated by the products. Product development and support expenses may fluctuate annually depending in part upon the number and status of internal software development projects.

Sales and Marketing

Sales and marketing expenses increased by 5.2% and 21.7% in 1996 and 1995, respectively, and represented 48.7% of revenues in 1996 compared to 50.1% and 48.2% in 1995 and 1994, respectively. Without the impact of currency exchange rates, the increases were 7.0% and 15.7% for 1996 and 1995, respectively. The increase in 1996 is primarily a result of higher commissions on increased sales. Higher sales personnel costs internationally were partially offset by lower product marketing costs. In 1995, sales commissions increased proportionately with product licensing. The remainder of the increase is a result of increased headcount in all sales channels including a full year of expenses of the Japanese subsidiary, which was started June 1994.

General and Administrative

General and administrative expenses increased 5.8% in 1996 and 2.9% in 1995 and represented 9.4%, 9.6% and 11.0% of revenues for 1996, 1995 and 1994, respectively. Without the impact of currency exchange rate changes, general and administrative expenses increased 7.3% in 1996 and decreased 0.8% in 1995. In the third quarter of 1995, the Company negotiated a lease termination which resulted in the recovery of approximately $350,000 of previously accrued lease payments on an idle facility. The increase in 1996 was primarily a result of this prior year non-recurring credit as well as higher facilities costs for European and Japanese office relocations. In 1995, the decrease in net facility expense was offset by increases in personnel both domestically and in Europe.

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

Interest and Other Income, Net

Interest and other income consists principally of interest income, interest expense, gain or loss on sales of investments, currency gain or loss, and gain or loss on disposal of assets. An increase of 52.2% over 1995 was primarily the result of more interest income as gross lease contracts receivable was 39.0% higher than one year ago. In addition, there was approximately a $300,000 gain on sale of investment securities compared to an approximate $300,000 loss in 1995 and interest expense decreased as capital leases and notes payable were paid down. These increases were somewhat mitigated by higher currency losses. In 1995, the 94.9% increase over 1994 was primarily attributable to interest income as gross lease contracts receivable increased 60.4% over 1994. Additionally, net interest income increased in 1995 as a result of approximately $300,000 of interest received from the IRS in settlement of an audit, more investment income as a result of higher cash and short-term investment balances, and less interest expense as capital leases and notes payable are paid down. The Company has a hedging program to attempt to minimize its exposure to fluctuations in foreign currencies in the Company's statement of operations.

Income Taxes

The effective tax rate was 28.0%, 30.0%, and 31.0% for 1996, 1995 and 1994, respectively. The Company's effective tax rate differs from the federal statutory rate due primarily to permanently invested earnings of foreign subsidiaries being taxed at rates lower than the federal statutory rate.

Liquidity and Capital Resources

The significant sources of cash during 1996 include cash provided by operating activities of $14,368,000; proceeds from the sale of lease contracts receivable of $15,849,000; the exercise of employee stock options of $2,885,000; stock purchases through the Employee Stock Purchase Plan of $1,281,000; proceeds from the sale of marketable equity securities of $717,000; and net proceeds from a line of credit of $590,000. The significant uses of cash during 1996 include $8,950,000 for the net purchases of short-term investments; $3,941,000 for
internally  developed  and  purchased  capitalized   software;   $3,475,000  for
purchases of furniture, equipment and leasehold improvements; $2,085,000 for investment in equity securities; $1,919,000 for treasury stock purchases; $1,456,000 for payments on capital leases; and $510,000 for payments on notes payable. In 1996, the Company incurred capital lease obligations of $2,505,000 for the purchase of equipment for the corporate data center. Management believes cash flows from operations and existing cash resources will be adequate to meet its working capital requirements for the foreseeable future.

                                  Exhibit 13.1

Boole & Babbage, Inc.
Consolidated Statements of Income



                                                      Years ended September 30,
                                                     ---------------------------
(In thousands, except per share amounts)             1996      1995      1994
--------------------------------------------------------------------------------
Revenue:
      Product licensing                           $ 90,652   $ 80,854   $ 64,985
      Maintenance fees and other                    76,526     73,513     66,811
                                                  --------   --------   --------
           Total revenue                           167,178    154,367    131,796
                                                  --------   --------   --------

Costs and expenses:
      Cost of product licensing                     17,492     13,908      9,745
      Cost of maintenance fee and other             14,170     15,579     16,473
      Product development                           19,273     16,594     14,768
      Sales and marketing                           81,358     77,339     63,565
      General and administrative                    15,771     14,903     14,481
      Purchased R&D expense                           --         --        3,251
                                                  --------   --------   --------
           Total costs and expenses                148,064    138,323    122,283
                                                  --------   --------   --------

Operating income                                    19,114     16,044      9,513

Interest and other income, net                       5,941      3,904      2,003
                                                  --------   --------   --------
Income before provision for income taxes            25,055     19,948     11,516
Provision for income taxes                           7,015      6,000      3,570
                                                  --------   --------   --------
Net income                                        $ 18,040   $ 13,948   $  7,946
                                                  ========   ========   ========

Net income per share (a)                          $   1.00   $   0.81   $   0.49
                                                  ========   ========   ========

Shares used in per share calculations (a)           18,070     17,325     16,200
                                                  ========   ========   ========



(a) Per share data and number of shares reflect a 3-for-2 stock split which became effective on December 10, 1996.

                                  Exhibit 13.1


Boole & Babbage, Inc.
Consolidated Balance Sheets


                                                                                                          September 30,
                                                                                        --------------------------------------------
(Dollars in thousands)                                                                       1996             1995           1994
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                                               $  35,305      $  22,340      $  34,019
    Short-term investments                                                                     24,750         15,800           --
    Accounts receivable, net                                                                   23,281         27,293         23,180
    Installment and other receivables, net                                                     44,105         28,066         18,251
    Deferred tax asset                                                                          5,649          5,810          4,959
    Prepaid expenses and other current assets                                                   3,183          4,967          3,199
                                                                                            ---------      ---------      ---------
             Total current assets                                                             136,273        104,276         83,608

Purchased and internally developed software, net                                               11,614         12,278         14,276
Equipment, furniture and leasehold improvements, net                                            8,695          7,341          8,506
Long-term installment and other receivables                                                    39,141         32,223         20,011
Long-term deferred tax asset                                                                    6,537          4,843          2,284
Costs in excess of net assets of purchased businesses, net                                        660            687            713
Other assets                                                                                    4,144          2,260          2,228
                                                                                            ---------      ---------      ---------
             Total assets                                                                   $ 207,064      $ 163,908      $ 131,626
                                                                                            =========      =========      =========


Liabilities and Stockholders' Equity
Current liabilities:
     Accounts payable                                                                       $   6,642      $   6,595      $   6,762
     Accrued payroll expense                                                                    7,890          7,149          6,603
     Other accrued liabilities                                                                 20,089         18,133         16,835
     Short-term borrowings                                                                        990            400           --
     Notes payable due within one year                                                            293            513          1,171
     Capital lease obligations due within one year                                                961          1,348          2,045
     Deferred maintenance revenue                                                              47,225         40,180         34,174
                                                                                            ---------      ---------      ---------
             Total current liabilities                                                         84,090         74,318         67,590

Notes payable due after one year                                                                  369            663          1,177
Capital lease obligations due after one year                                                    2,120            683          1,903
Deferred maintenance revenue due after one year                                                27,460         18,057         12,731

Minority interest                                                                                --             --               61

Stockholders' equity:
     Preferred stock, 2,000,000 shares authorized, $.001 par value, none issued                  --             --             --
     Common stock, $.001 par value, authorized--30,000,000 shares; issued--
         17,973,270 (17,214,075 and 16,578,850 in 1995 and 1994, respectively)                     18             17             17
     Additional paid-in capital                                                                37,630         30,838         23,834
     Retained earnings                                                                         60,712         42,672         28,724
     Unrealized gain on marketable securities                                                     370            132            170
     Foreign currency translation adjustment                                                      699          1,013            (96)
     Less treasury stock, 1,143,788 shares (1,024,988 shares
         in 1995 and 1994, respectively), at cost                                              (6,404)        (4,485)        (4,485)
                                                                                            ---------      ---------      ---------
             Total stockholders' equity                                                        93,025         70,187         48,164
                                                                                            ---------      ---------      ---------
             Total liabilities and stockholders' equity                                     $ 207,064      $ 163,908      $ 131,626
                                                                                            =========      =========      =========


                                  Exhibit 13.1


Boole & Babbage, Inc.
Consolidated Statements of Stockholders' Equity



                                                                                                                         Unrealized
                                                                   Common Stock             Additional                   Gain on
                                                              ----------------------        Paid-in       Retained       Marketable
(Dollars in thousands)                                        Shares         Amount         Capital       Earnings       Securities
------------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1993                                  15,419,448     $  15          $18,996        $20,778           $--

Exercise of employee stock options and
     related tax benefit                                        983,772         2            3,876           --              --
Sale of common stock under the employee
     stock purchase plan and related tax benefit                158,256      --                829           --              --
Issuance of common stock under the
     employee incentive stock plan                               17,374      --                133           --              --
Unrealized gain on marketable securities,
     net of taxes                                                  --        --               --             --               170
Purchase of treasury stock                                         --        --               --             --              --
Foreign currency translation adjustment                            --        --               --             --              --
Net income                                                         --        --               --            7,946            --
                                                             ----------     -----          -------        -------           -----
Balance, September 30, 1994                                  16,578,850        17           23,834         28,724             170

Exercise of employee stock options and
     related tax benefit                                        482,585      --              5,892           --              --
Sale of common stock under the employee
     stock purchase plan and related tax benefit                141,380      --                974           --              --
Issuance of common stock under the
     employee incentive stock plan                               11,260      --                138           --              --
Unrealized loss on marketable securities,
     net of taxes                                                  --        --               --             --               (38)
Foreign currency translation adjustment                            --        --               --             --              --
Net income                                                         --        --               --           13,948            --
                                                             ----------     -----          -------        -------           -----
Balance, September 30, 1995                                  17,214,075        17           30,838         42,672             132

Exercise of employee stock options and
     related tax benefit                                        620,682         1            5,362           --              --
Sale of common stock under the employee
     stock purchase plan and related tax benefit                131,561      --              1,323           --              --
Issuance of common stock under the
     employee incentive stock plan                                6,952      --                107           --              --
Unrealized gain on marketable securities,
     net of taxes                                                  --        --               --             --               238
Purchase of treasury stock                                         --        --               --             --              --
Foreign currency translation adjustment                            --        --               --             --              --
Net income                                                         --        --               --           18,040            --
                                                             ----------     -----          -------        -------           -----
Balance, September 30, 1996                                  17,973,270     $  18          $37,630        $60,712           $ 370
                                                             ==========     =====          =======        =======           =====

                                                         Foreign                          Total
                                                         Currency                         Stock-
                                                         Translation       Treasury       holders'
                                                         Adjustment          Stock        Equity
                                                         ------------------------------------------


Balance, September 30, 1993                               ($1,542)         ($ 3,780)       $34,467

Exercise of employee stock options and
     related tax benefit                                     --                --            3,878
Sale of common stock under the employee
     stock purchase plan and related tax benefit             --                --              829
Issuance of common stock under the
     employee incentive stock plan                           --                --              133
Unrealized gain on marketable securities,
     net of taxes                                            --                --              170
Purchase of treasury stock                                   --                (705)          (705)
Foreign currency translation adjustment                     1,446              --            1,446
Net income                                                   --                --            7,946
                                                          -------          --------        -------

Balance, September 30, 1994                                   (96)           (4,485)        48,164

Exercise of employee stock options and
     related tax benefit                                     --                --            5,892
Sale of common stock under the employee
     stock purchase plan and related tax benefit             --                --              974
Issuance of common stock under the
     employee incentive stock plan                           --                --              138
Unrealized loss on marketable securities,
     net of taxes                                            --                --              (38)
Foreign currency translation adjustment                     1,109              --            1,109
Net income                                                   --                --           13,948
                                                          -------          --------        -------

Balance, September 30, 1995                                 1,013            (4,485)        70,187

Exercise of employee stock options and
     related tax benefit                                     --                --            5,363
Sale of common stock under the employee
     stock purchase plan and related tax benefit             --                --            1,323
Issuance of common stock under the
     employee incentive stock plan                           --                --              107
Unrealized gain on marketable securities,
     net of taxes                                            --                --              238
Purchase of treasury stock                                   --              (1,919)        (1,919)
Foreign currency translation adjustment                      (314)             --             (314)
Net income                                                   --                --           18,040
                                                          -------          --------        -------

Balance, September 30, 1996                               $   699          ($ 6,404)       $93,025
                                                          =======          ========        =======



                                  Exhibit 13.1


Boole & Babbage, Inc.
Consolidated Statements of Cash Flows

                                                                                                  Years ended September 30,
                                                                                     -----------------------------------------------
(Dollars in thousands)                                                                     1996             1995             1994
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                             $ 18,040         $ 13,948         $  7,946
  Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation, amortization and write-off of capitalized software                      8,890            9,667           11,922
      Loss on disposal of assets                                                              279              103             --
      Gain on sale of equity securities                                                      (291)            --               --
      Write-off of investment in equity securities                                           --               --                150
      Deferred income taxes                                                                (1,634)            (960)          (1,117)
      Stock issued under compensatory stock plans                                             107              138              133
      Minority interest                                                                      --                (62)            (199)
      Changes in operating assets and liabilities excluding the effect of acquisitions:
         Accounts receivable and installment and other receivables                        (35,468)         (25,041)         (20,272)
         Prepaid expenses and other assets                                                  1,835           (1,439)          (1,040)
         Accounts payable and accrued expenses                                              5,617            3,042            2,955
         Deferred maintenance revenue                                                      16,993           10,643           12,941
                                                                                         --------         --------         --------

Net cash provided by operating activities                                                  14,368           10,039           13,419
                                                                                         --------         --------         --------

Cash flows from investing activities:
     Purchases of equipment, furniture and leasehold improvements                          (3,475)          (3,326)          (2,848)
     Payments for capitalized software                                                     (3,941)          (3,048)          (6,542)
     Net purchases of short-term investments                                               (8,950)         (15,800)            --
     Investment in equity securities                                                       (2,085)            (346)            (997)
     Proceeds from sale of equity securities                                                  717             --               --
                                                                                         --------         --------         --------

Net cash used for investing activities                                                    (17,734)         (22,520)         (10,387)
                                                                                         --------         --------         --------

Cash flows from financing activities:
      Sale of lease contracts receivables                                                  15,849             --              6,376
      Proceeds from issuance of common stock                                                4,166            2,835            3,703
      Proceeds from minority interest investors                                              --               --                252
      Purchase of treasury stock                                                           (1,919)            --               (705)
      Borrowings under line of credit                                                         590              400             --
      Payments on notes payable                                                              (510)          (1,186)          (1,450)
      Payments on capital leases                                                           (1,456)          (2,019)          (2,063)
                                                                                         --------         --------         --------

Net cash provided by financing activities                                                  16,720               30            6,113
                                                                                         --------         --------         --------

Effect of exchange rate changes on cash                                                      (389)             772            1,148
                                                                                         --------         --------         --------

Net increase (decrease) in cash and cash equivalents                                       12,965          (11,679)          10,293

Cash and cash equivalents at beginning of year                                             22,340           34,019           23,726
                                                                                         --------         --------         --------

Cash and cash equivalents at end of year                                                 $ 35,305         $ 22,340         $ 34,019
                                                                                         ========         ========         ========

Supplemental  disclosures  of cash flow  information:
      Cash paid during the year for:
          Interest                                                                       $    508         $  1,081         $  1,510
          Income taxes                                                                   $  4,783         $  3,355         $  1,814

Supplemental disclosures of noncash investing and financing activities:
             Capital lease obligations of $2,505,000 was incurred in 1996 for the purchase of equipment.
             A capital lease obligation of $103,000 was incurred in 1995 for the purchase of equipment.
             Notes payable of $901,000 were incurred in 1994 when the Company purchased the net assets of Sysnet a.s.
             A note payable of $283,000 was incurred in 1994 for the purchase of various equipment.

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

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash, Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments that mature within ninety days of purchase to be cash equivalents. At September 30, 1996, cash equivalents consisted of $5,541,000 of time deposits with original maturities of 30 days or less. All of the Company's cash equivalents and short-term investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses included in equity. Fair values are based upon quoted prices in an active market or if that information is not available, on quoted market prices of instruments of similar characteristics. At September 30, 1996, cost approximated fair value for all cash equivalents and short-term investments. All of the Company's short-term available-for-sale securities have a contractual maturity of one year or less. Realized gains and losses and declines in value judged to be other than temporary are included in interest income. To date, there have been no significant gains or losses realized on the Company's cash equivalents or short-term investments. The cost of securities sold is based upon the specific identification method.

Short-term investments as of September 30, 1996 consisted of the following:

                              (Dollars in thousands)
---------------------------------------------------
Municipal bonds and notes                 $16,000
Auction preferred stock                     6,750
Taxable commercial paper                    2,000
                                          -------
                                          $24,750
                                          =======


Receivables

Accounts receivable and installment receivables are net of allowances for doubtful accounts of $1,888,000, $1,734,000, and $1,781,000, at September 30,
1996, 1995, and 1994, respectively.

      The Company markets computer software systems to customers in diversified industries. Ongoing credit evaluations of its customers' financial condition are made and generally no collateral is required.

Revenue Recognition

Revenue from product licensing is recognized after delivery and customer acceptance without contingencies. Each license contract entitles the customer to maintenance and enhancements for a period ranging from six months to one year. The portion of the contract fee associated with providing maintenance is deferred and recognized ratably over the period as maintenance fees. The Company uses the same percentage to compute maintenance included in the product licensing amount as it uses to price subsequent year maintenance. Revenue and related royalty and agent commission costs from maintenance contracts are deferred and recognized ratably over the renewal periods.

      In connection with long-term leases of software, the portion of the present value of the lease payments related to the product license is recognized as revenue upon the commencement of the lease. Related interest income and maintenance revenue are recognized ratably over the corresponding lease term.

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

Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements are stated at cost. Depreciation and amortization are provided principally on a straight-line basis over useful lives ranging from 3 to 10 years. Assets under capital leases are amortized over the shorter of the asset life or the remaining lease term. Equipment, furniture and leasehold improvements consist of the following:

                        ---------------------------------
                                   September 30,
                        ---------------------------------
(Dollars in thousands)         1996      1995       1994
---------------------------------------------------------
Equipment                   $29,272   $25,065    $23,644
Furniture                     9,288     8,572      7,704
Leasehold improvements          912       742        613
                        ---------------------------------
                             39,472    34,379     31,961
Accumulated depreciation
  and amortization           30,777    27,038     23,455
                        ---------------------------------
                            $ 8,695   $ 7,341    $ 8,506
                        =================================

Costs in Excess of Net Assets of Purchased Businesses

The excess of the purchase price over the net assets of BBE is being amortized on a straight line basis over 40 years. Costs in excess of net assets of purchased businesses are summarized below:

                             --------------------------
                                    September 30,
                             --------------------------
(Dollars in thousands)          1996     1995     1994
-------------------------------------------------------
Costs in excess of net
   assets of purchased
   businesses                 $1,056   $1,056   $1,056
Accumulated amortization         396      369      343
                             --------------------------
                              $  660   $  687   $  713
                             ==========================

Marketable Securities

Included in noncurrent Other Assets are marketable equity securities which are classified as available for sale and stated at fair value. Fair values are based upon quoted prices in an active market.

                             --------------------------
                                    September 30,
                             --------------------------
(Dollars in thousands)          1996     1995     1994
-------------------------------------------------------
Cost of marketable
   securities                 $2,850  $ 1,193   $  847
Unrealized gain                  625      230      293
                             --------------------------
                              $3,475  $ 1,423   $1,140
                             ==========================

The unrealized gain is recorded net of tax in a separate stockholders' equity account as follows:

                             --------------------------
                                    September 30,
                             --------------------------
(Dollars in thousands)          1996     1995     1994
-------------------------------------------------------
Unrealized gain                $ 625    $ 230    $ 293
Deferred income tax             (255)     (98)    (123)
                             --------------------------
                               $ 370    $ 132    $ 170
                             ==========================

Purchased and Internally Developed Software

Capitalized software consists of purchases of completed software products from outside vendors and internal costs associated with the development of software. Such costs are capitalized and amortized in accordance with guidelines set forth in Financial Accounting Standard No. 86, "Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" (FAS 86). All software costs are amortized to cost of revenue on the basis of each product's projected revenues or on a straight-line basis over the remaining estimated economic life of the products, whichever is greater. The estimated economic lives range from five to seven years. Amortization of capitalized software was $4,814,000, $5,315,000, and $4,112,000 for 1996, 1995, and 1994, respectively.

Cost of Product Licensing

Cost of product licensing consists of royalties paid to software authors, amortization of capitalized software, and outside costs of providing consulting and educational services to customers.

Cost of Maintenance Fees and Other

Cost of maintenance fees and other consists of the cost of maintenance support, royalties paid to software authors, amortization of capitalized software, the cost of hardware associated with sales of certain client/server products, and the costs of operating a computer services division.

Product Development

Product development costs include expenditures for research and development, net of amounts capitalized. Research and development expenditures included in product development costs are as follows:

                              ---------------------------
                                Years Ended September 30,
                              ---------------------------
(Dollars in thousands)          1996      1995      1994
---------------------------------------------------------
Total costs                   $21,430   $18,700   $16,850
Less amounts capitalized        3,611     3,050     3,365
                             ---------------------------
                              $17,819   $15,650   $13,485
                              ===========================

These costs do not include expenditures relating to the joint development project with IBM to develop systems management products in support of new CICS releases which were reimbursed by IBM totaling $1,375,000, $2,080,000 and $2,540,000 in 1996, 1995 and 1994, respectively.

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

      All shares and per share amounts have been restated to retroactively reflect the 3-for-2 stock split described in Note 8.

Foreign Currency

The assets and liabilities of foreign subsidiaries are translated into U.S. dollars at current exchange rates. Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the year. Translation gains and losses are included as an adjustment to stockholders' equity.

      The Company has a hedging strategy to attempt to minimize the short-term impact of foreign currency fluctuations on its net asset position in foreign currencies. The gains and losses on these contracts are netted with gains and losses on the revaluation of the net asset position and are included in income in the period in which the exchange rates change. Aggregate transaction losses included in determining net income in 1996, 1995, and 1994 were approximately $919,000, $513,000, and $764,000, respectively. These amounts are included in the consolidated statements of income under the caption interest and other income, net. The Company had approximately $34.5 million, $26.3 million and $20.4 million of open forward exchange contracts at September 30, 1996, 1995 and 1994, respectively.

      Beginning the last quarter of fiscal 1994, the Company implemented an economic hedge strategy for a portion of its anticipated intercompany royalty transactions. Gains and losses on these contracts are deferred and recognized in the period in which the transaction is complete. In connection with this strategy, the Company had no outstanding contracts at September 30, 1996, but had approximately $9.7 million and $18.3 million of forward contracts at September 30, 1995 and 1994, respectively. At September 30, 1994, the carrying value approximated the market value while at September 30, 1995, the deferred loss was approximately $670,000.

Reclassifications

Beginning in the first quarter of 1996, changes have been made in the classification of revenue and operating expense in the Consolidated Statements of Income. 1995 and 1994 have been reclassified to conform to these changes.

      "Product licensing" consists of licensing of software products (net of the bundled maintenance) plus consulting and education services related to those products. "Maintenance Fees and Other" consists of revenue from maintenance, hardware sales, computer services and royalties from IBM related to the jointly developed CICS product now being sold by IBM. "Cost of Product Licensing" includes royalties paid to independent software authors, amortization of purchased and internally developed software and the outside cost of providing consulting and educational services to customers. "Cost of Maintenance Fees and Other" includes the cost of maintenance support as well as royalties paid to independent software authors, amortization of purchased and internally developed software, the cost of hardware associated with certain sales of client/server products and costs related to operating the computer services division. "Product Development" consists of engineering and development costs less costs capitalized under FAS86.

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

      Following are the components of the lease contracts receivable:

                          -----------------------------
                                 September 30,
                          -----------------------------
(Dollars in thousands)      1996      1995      1994
-------------------------------------------------------
Minimum lease
  payments receivable      $86,937   $62,553   $39,001
Less unearned  interest      8,852     6,399     4,177
                          -----------------------------
Net investment in
  sales type leases         78,085    56,154    34,824
Amount due within one
  year                      38,944    23,931    14,813
                          -----------------------------
Amount due after one
  year                     $39,141   $32,223   $20,011
                          =============================

Minimum lease payments receivable during each of the succeeding fiscal years are as follows:

-------------------------------------------------
Year                       (Dollars in thousands)
-------------------------------------------------
1997                                    $43,424
1998                                     23,283
1999                                     13,817
2000                                      5,598
2001                                        815
                                        --------
                                        $86,937
                                        ========

The Company periodically sells portions of its lease contracts receivable to finance companies subject to limited recourse provisions. The total lease contracts receivables sold during 1996 and 1994 had present values of $15,849,000 and $6,376,000, respectively. No lease contract receivables were sold during 1995. The uncollected present value of receivables that have been sold was approximately $17,842,000, $4,050,000, and $6,950,000 at September 30,
1996, 1995 and 1994, respectively.

3.  Product Acquisitions

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

4.  Income Taxes

Pretax income consists of the following:

                        -------------------------------
                            Years Ended September 30,
                        -------------------------------
(Dollars in thousands)      1996      1995       1994
-------------------------------------------------------
Domestic                  $13,388   $ 9,944    $ 5,675
Foreign                    11,667    10,004      5,841
                        -------------------------------
                          $25,055   $19,948    $11,516
                        ===============================

The provision for taxes on income consists of the following:

                        -------------------------------
                            Years Ended September 30,
                        -------------------------------
(Dollars  in thousands)    1996       1995      1994
-------------------------------------------------------
Federal
  Current                 $4,756    $1,884      $ 672
  Deferred                (1,141)     (293)      (850)
                        -------------------------------
                           3,615     1,591       (178)
State
  Current                  1,013     1,075        899
  Deferred                  (322)     (516)      (314)
                        -------------------------------
                             691       559        585
Foreign
  Current                  2,880     4,001      3,116
  Deferred                  (171)     (151)        47
                        -------------------------------
                           2,709     3,850      3,163
                        -------------------------------
                          $7,015    $6,000     $3,570
                        ===============================


No provision for residual federal taxes has been made on approximately $42,000,000 of accumulated undistributed earnings of the Company's foreign subsidiaries, since it is the Company's intention to permanently invest such earnings in its foreign operations. Determination of the amount of unrecognized deferred tax liabilities is not practicable.

       The provision for taxes on income differs from the amount computed by applying the statutory tax rate of 35% for 1996 and 1995 and 34% for 1994 to income before taxes as follows:

                             --------------------------
                               Years Ended September 30,
                             --------------------------
                               1996     1995    1994
                             --------------------------
Computed expected
   tax provision              35.0%    35.0%   34.0%
State income tax, net
   of federal benefit          1.8%     1.4%    3.4%
Permanently invested
   earnings of foreign
   subsidiaries, net
   of foreign income taxes    (5.9%)   (8.0%)  (5.4%)
Goodwill  amortization and
   other permanent items       0.4%     0.5%    0.5%
Research & development
   credit                     (0.6%)   (2.3%)  (1.5%)
Net change in valuation
   allowance                  (2.0%)    3.7%     --
Other                         (0.7%)   (0.3%)    --
                             --------------------------
                              28.0%    30.0%   31.0%
                             ==========================


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                             -------------------------
                                    September 30,
                             -------------------------
(Dollars in thousands)        1996      1995     1994
------------------------------------------------------
Deferred Tax Assets:
 Net operating loss
   carryforwards            $ 2,513  $ 1,791   $ 1,218
 Foreign tax credit
   carryforwards                 29       17       237
 Research credit
   carryforwards                 52      898     3,266
 AMT credit carryforwards       --       650       531
 Deferred maintenance
   revenue                   11,307    9,564     7,395
 Accrued expenses             2,134    1,694     1,251
 Bad debt allowance             563      520       533
 Other                          594      506       194
                            ---------------------------
    Total gross deferred
      tax asset              17,192   15,640    14,625
Less valuation allowance      1,340    1,946     3,946
                            ---------------------------
    Total deferred tax
      asset                  15,852   13,694    10,679
                            ---------------------------
Deferred Tax Liabilities:
 Unrealized gain on
   marketable securities       (255)     (98)     (123)
 Software capitalization,
   net                       (3,065)  (2,943)   (2,870)
 Other                         (346)     --       (443)
                            ---------------------------
    Total deferred tax
      liability              (3,666)  (3,041)   (3,436)
                            ---------------------------
Net deferred tax asset      $12,186  $10,653    $7,243
                            ===========================

The net valuation allowance decreased $606,000 from 1995 to 1996 as a result of reversing allowances for capital losses carryforwards and foreign net operating losses. The effect of this decrease is reflected in the effective income tax rate. The net valuation allowance decreased $2,000,000 from 1994 to 1995 as a result of reversing the allowance of $2,782,000 for foreign tax credits. Since these credits were attributable to stock option deductions, the benefit was credited to paid-in capital and does not affect the effective income tax rate. This reversal was partially offset by an addition of $782,000 to the allowance for carryforwards of capital losses and foreign net operating losses. None of the allowance at September 30, 1996 is attributable to stock option deductions. Management believes future taxable income will be sufficient to realize the deferred tax benefit of the net deferred tax asset.

5.  Leases, Notes Payable and Contingencies

Operating Leases

The Company leases its facilities and certain equipment under operating leases expiring at various dates through 2018. Minimum lease commitments for facilities and equipment at September 30, 1996 are as follows:

----------------------------------------------
Year                    (Dollars in thousands)
----------------------------------------------
1997                                   $7,742
1998                                    6,643
1999                                    5,140
2000                                    2,729
2001                                      814
Thereafter                              2,266
                                    ----------
                                      $25,334
                                    ==========

Total rent expense under operating leases was $7,760,000, $7,700,000 and $5,800,000, for 1996, 1995, and 1994, respectively.

Capital Leases

The Company leases certain computer equipment under long-term capital leases. Capitalized costs of $13,745,000, $11,343,000, and $11,235,000, are included in equipment, furniture and leasehold improvements at September 30, 1996, 1995 and 1994, respectively. Accumulated depreciation amounted to $11,131,000, $9,944,000, and $8,254,000, at September 30, 1996, 1995 and 1994, respectively.

The following is a schedule of future minimum lease payments under long-term capital leases together with the present value of the net minimum lease payments as of September 30, 1996:

-------------------------------------------------------
Year                             (Dollars in thousands)
-------------------------------------------------------
1997                                            $1,150
1998                                               653
1999                                               593
2000                                               582
2001                                               611
                                             ----------
Total minimum lease payments                     3,589
Less amount representing interest                  508
                                             ----------
Present value of future minimum lease
   payments                                      3,081
Amount due within one year                         961
                                             ----------
Amount due after one year                     $  2,120
                                             ==========

Notes Payable

The Company incurred a note payable as a result of the acquisition in 1994 as described in Note 3. The noninterest bearing obligation, net of discount based on an imputed interest rate of 8.25%, had a balance of $492,000 at September 30, 1996. The Company has an equipment note at 8.25% which had a balance of $170,000 at September 30, 1996. The notes payable are due as follows:

------------------------------------------------
Year                     (Dollars in thousands)
------------------------------------------------
1997                                      $ 293
1998                                        319
1999                                         50
                                      ----------
Total notes payable                         662
Amount due within one year                  293
                                      ----------
Amount due after one year                 $ 369
                                      ==========


Total interest expense related to capital lease obligations and notes payable was $223,000, $438,000, and $655,000 in 1996, 1995 and 1994, respectively.

Line of Credit

During 1995, the Company entered into arrangements for the Japanese subsidiary for two lines of credit totaling $1,800,000. As of September 30, 1996 and 1995, there were outstanding balances of $990,000 and $400,000, respectively. Interest rates on these lines of credit range from 1.63% to 1.93% per annum

Litigation

The Company is involved in certain legal actions and claims arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without material effect on the Company's financial position or results of operations.


6.  Common Stock

Stock option plans

In October 1995, the Board of Directors adopted the 1995 Stock Option Plan (the 1995 plan). The 1995 plan, as amended, authorized the grant of up to 1,125,000 shares of the Company's common stock to key employees and consultants of the Company. The 1995 plan also authorized the transfer of the remaining available shares of the expired 1986 plan (as described below) to the 1995 plan. The exercise price is 100% of the fair market value of the stock on the date such options are granted.

In November 1993, the Board of Directors adopted the 1993 Nonemployee Directors' Stock Option Plan (the 1993 plan). The 1993 plan, as amended, authorized the grant of up to 168,750 shares of the Company's common stock to nonemployee directors of the Company. The exercise price is 100% of the fair market value of the stock on the date such options are granted.

Under the terms of the 1986 Incentive Stock Option Plan (1986 ISO), as amended, and the 1986 Supplemental Stock Option Plan (the 1986 plan), as amended, the Company may grant options to purchase up to 7,965,000 shares of the Company's common stock to key employees and directors of the Company. The option price must be at least 100% of the market value at the date of grant in the case of the 1986 ISO plan and at least 85% of the market value at the date of grant in the case of the supplemental plan. The 1986 plan and 1986 ISO expired November 1996.

Options outstanding under all plans are currently exercisable to the extent that the optionees have vested under the terms of their grant. Options vest at a rate of twenty to twenty-five percent per year, or in the case of some employees, vesting occurs quarterly at the same annual rate.

The number of options exercisable under all plans was 2,369,799, 2,086,124, and 1,833,092 at September 30, 1996, 1995 and 1994, respectively.

The Company accounts for stock options in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company intends to continue to apply APB No. 25 for purposes of determining net income and to adopt the pro forma disclosure requirements under SFAS 123. "Accounting for Stock Based Compensation," for fiscal 1997.

Employee Stock Purchase Plan

The Company adopted an Employee Stock Purchase Plan and, as amended, has reserved an aggregate total of 1,940,625 shares. Purchase rights under the plan are granted at 85% of the lesser of the market value on the offering date or the exercise date. At September 30, 1996 there were 153,510 shares available for future purchases of which 70,346 were committed to be issued in October 1996.

Stock Incentive Plan

In April 1988, the Company adopted a Stock Incentive Plan and, as amended, entitles employees who have reached certain anniversary dates with the Company to receive the Company's common stock for each year of service. The Board has reserved 134,438 shares for issuance under the plan. At September 30, 1996, there were 11,262 shares available for future awards.


The following table summarizes activity of the stock option plans for the three years ended September 30, 1996:

                                                                         Outstanding Options
                                                          --------------------------------------------------
                                              Options                        Potential
                                           Available for                     Aggregate         Price
                                            Future Grant      Number         Proceeds        Per Share
                                        --------------------------------------------------------------------
Balance, September 30, 1993                 1,090,122        3,760,715      $14,194,314    $ 2.30 - $ 8.00
Authorized increase                           168,750           --              --                --
  Options granted                            (941,288)         941,288        7,026,663      6.97 -   8.26
  Options exercised                            --             (983,772)      (2,873,848)     2.30 -   6.63
  Options canceled                            205,438         (205,438)      (1,033,020)     2.74 -   8.00
                                        --------------------------------------------------------------------
Balance, September 30, 1994                   523,022        3,512,793       17,314,109      2.30 -   8.26
Authorized increase                         1,350,000           --              --                --
  Options granted                          (1,207,125)       1,207,125        13,486,605     9.30 -  13.47
  Options exercised                            --             (486,137)       (1,906,868)    2.30 -   8.26
  Options canceled                            115,068         (115,068)         (761,563)    2.74 -  13.33
                                        --------------------------------------------------------------------
Balance, September 30, 1995                   780,965       4,118,713         28,132,283     2.74 -  13.47
Authorized increase                         1,125,000           --              --                --
  Options granted                            (930,488)         930,488        14,838,361    14.67 -  16.83
  Options exercised                            --             (620,682)       (2,888,584)    2.74 -  13.47
  Options canceled                             92,136          (92,136)         (819,734)    5.04 -  14.67
------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996                 1,067,613        4,336,383       $39,262,326   $ 2.74 - $16.83
============================================================================================================


7.    Foreign Operations

The following table summarizes selected financial information of the Company's operations by geographic location:

                     -----------------------------------
                           Years Ended September 30,
                     -----------------------------------
(Dollars in
thousands)              1996        1995        1994
--------------------------------------------------------
Revenues:
  United States and
      Canada          $ 61,140    $ 56,727    $ 54,432
  Europe                82,817      74,144      60,944
  Other                 23,221      23,496      16,420
                     -----------------------------------
Consolidated         $ 167,178    $154,367    $131,796
                     -----------------------------------

Operating income:
  United States and
      Canada         $   8,525    $  4,750    $  2,039
  Europe                 9,171       8,044       4,587
  Other                  1,418       3,250       2,887
                     -----------------------------------
Consolidated         $  19,114    $ 16,044    $  9,513
                     -----------------------------------

Identifiable assets:
  United States and
      Canada         $ 109,387    $ 87,403    $ 76,190
  Europe                96,338      77,711      59,787
  Other                 11,477       8,207       4,562
  Eliminations         (10,138)     (9,413)     (8,913)
                     -----------------------------------
Consolidated         $ 207,064    $163,908    $131,626
                     ===================================

Included in operating income but excluded from revenues are royalties charged to international operations by domestic operations which aggregated $19,036,000, $17,550,000 and $15,136,000 in 1996, 1995, and 1994, respectively.


8. Events Subsequent to Auditors' Report

Stock split

On November 7, 1996, the Company's Board of Directors authorized a 3-for-2 split of common stock payable on December 10, 1996, to shareholders of record as of November 18, 1996. The stock split is effected in the form of a stock dividend. The stated par value of each share remained $0.001. A total of $6,000 was reclassified from the Company's additional paid-in capital account to the Company's common stock account. All shares, per share amounts and stock option data have been restated to retroactively reflect the stock split.

Market for the Registrant's Common Stock and Related Stockholder Matters

The Company's common stock has been traded in the over-the-counter market under the NASDAQ symbol "BOOL" since the Company's initial public offering on February 3, 1984. The number of stockholders of record of the Company's common stock as of November 30, 1996 was 473. The Company has not paid any cash dividends since 1978 on its common stock, with the exception of payment of partial shares as a result of the stock splits in 1994, 1995 and 1996. The Company anticipates that for the foreseeable future, it will continue to retain its earnings for use in its business. The table on page 2 reflects the range of high and low closing bid quotations for each period indicated as reported by NASDAQ.

These quotations represent prices between dealers without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions.

The Board of Directors and Stockholders
Boole & Babbage, Inc.

We have audited the accompanying consolidated balance sheets of Boole & Babbage, Inc. as of September 30, 1996, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boole & Babbage, Inc. at September 30, 1996, 1995 and 1994, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Ernst & Young LLP
San Jose, California
October 25, 1996