Form 10-K, Exhibit 13
period 1997-09-30
BOOLE & BABBAGE INC
filed 1997-12-29
CIK 734394

Exhibit 13.1

Boole & Babbage, Inc.
Selected Consolidated Financial Data

                                                                     Years ended September 30, (c)
                                                         ----------------------------------------------------
(In thousands, except per share amounts)                   1997       1996       1995       1994       1993
-------------------------------------------------------------------------------------------------------------

Revenue                                                  $197,097   $180,151   $169,027   $141,600   $121,015

Expenses (a)                                              173,974    167,322    156,242    133,983    116,834
                                                         --------   --------   --------   --------   --------
       Income excluding special charges (a)                23,123     12,829     12,785      7,617      4,181

Interest and other income, net                              9,180      5,643      3,907      1,306      1,209
                                                         --------   --------   --------   --------   --------
Income before income taxes                                 32,303     18,472     16,692      8,923      5,390

Provision for income taxes                                 10,365      7,015      5,076      4,575      3,519
                                                         --------   --------   --------   --------   --------

Net income  (b)                                          $ 21,938   $ 11,457   $ 11,616   $  4,348   $  1,871
                                                         ========   ========   ========   ========   ========

Net income per share                                     $   1.09   $   0.60   $   0.63   $   0.25   $   0.11
                                                         ========   ========   ========   ========   ========

Shares used in per share calculations                      20,095     19,210     18,465     17,150     16,980
                                                         ========   ========   ========   ========   ========


Balance sheet data:
     Cash, cash equivalents and short-term investments   $ 56,973   $ 62,010   $ 42,047   $ 39,794   $ 24,224
     Total assets                                        $260,144   $224,540   $182,827   $145,621   $106,450
     Long-term debt                                      $  1,845   $  3,269   $  2,075   $  7,830   $  9,684
     Deferred maintenance revenue                        $ 91,714   $ 80,190   $ 61,468   $ 49,172   $ 33,893
     Stockholders' equity                                $118,502   $ 95,064   $ 78,501   $ 47,482   $ 29,481

(a) Excludes $11.3 million ($0.42 per share) of acquisition expense in FY97and $4.1 million ($0.18 per share) of purchased R&D expense in FY94.

(b) Excludes $1.5 million ($0.08 per share) of extraordinary gain on forgiveness of debt in FY95 and $.2 million ($0.01 per share) of gain on disposal of division in FY93.

(c) All periods have been restated to reflect the pooling of interest accounting in connection with the MAXM acquisition in Q297

                                  Exhibit 13.1

Boole & Babbage, Inc.
Quarterly History
(Unaudited)
(In thousands, except per share amounts)  Q1 96      Q2 96      Q3 96      Q4 96      Q1 97      Q2 97       Q3 97      Q4 97
------------------------------------------------------------------------------------------------------------------------------
Revenue:
   Product licensing                    $ 22,448   $ 23,659   $ 24,169   $ 24,943   $ 27,278   $ 25,057    $ 26,784   $ 29,790
   Maintenance fees and other             20,416     20,179     21,426     22,911     22,483     21,394      21,972     22,339
                                        --------------------------------------------------------------------------------------
      Total revenue                       42,864     43,838     45,595     47,854     49,761     46,451      48,756     52,129
                                        --------------------------------------------------------------------------------------

Costs and expenses:
   Cost of product licensing               3,787      4,048      3,863      3,657      3,978      3,312       3,676      4,064
   Cost of maintenance fees and other      4,200      4,147      5,968      5,168      6,016      4,200       4,495      5,040
   Product development                     5,303      5,058      5,482      6,483      6,387      5,876       6,310      6,308
   Sales and marketing                    22,106     22,783     22,403     24,474     25,126     22,132      23,277     25,282
   General and administrative              4,688      4,424      4,615      4,665      5,325      4,348       4,344      4,478
   Acquisition and nonrecurring costs       --         --         --         --         --       11,309        --         --
                                        --------------------------------------------------------------------------------------
      Total costs and expenses            40,084     40,460     42,331     44,447     46,832     51,177      42,102     45,172
                                        --------------------------------------------------------------------------------------

      Operating income (loss)              2,780      3,378      3,264      3,407      2,929     (4,726)      6,654      6,957

Interest and other income, net             1,256      1,332      1,411      1,644      1,588      2,228       2,758      2,606
                                        --------------------------------------------------------------------------------------
Income (loss) before taxes                 4,036      4,710      4,675      5,051      4,517     (2,498)      9,412      9,563
Provision (benefit) for income taxes       1,825      1,530      1,585      2,075      2,600       (195)      2,820      2,300
                                        --------------------------------------------------------------------------------------

Net income (loss)                       $  2,211   $  3,180   $  3,090   $  2,976   $  1,917   ($ 2,303)   $  6,592   $  7,263
                                        ======================================================================================

Net income (loss) per share             $   0.12   $   0.17   $   0.16   $   0.15   $   0.10   ($  0.11)   $   0.33   $   0.36
                                        ======================================================================================

Shares used in per share calculations     19,065     19,105     19,320     19,360     19,700     20,120      20,095     20,395
                                        ======================================================================================

Stock Price (closing bid)
   High                                 $  17.11   $  17.25   $  17.59   $  17.17   $  25.00   $  27.00    $  23.75   $  32.00
   Low                                  $  12.89   $  13.33   $  15.50   $  14.17   $  16.50   $  22.00    $  20.25   $  21.13

                                  Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS


The table below sets forth the results of operations of the Company for the three fiscal years ended September 30, 1997:

                                                  PERCENTAGE OF REVENUE            YEAR-TO-YEAR
                                                 YEARS ENDED SEPTEMBER 30,        PERCENTAGE CHANGE
                                               ------------------------------   ---------------------
                                                1997        1996        1995     97 vs. 96  96 vs. 95
-----------------------------------------------------------------------------------------------------
Revenue:
        Product licensing                       55.3%       52.9%       53.0%      14.4%       6.3%
        Maintenance fees and other              44.7%       47.1%       47.0%       3.8%       6.9%
                Total revenue                  100.0%      100.0%      100.0%       9.4%       6.6%
                                               -----       -----       -----      -----      -----
Costs and expenses:
        Cost of product licensing                7.6%        8.5%        7.7%      -2.1%      18.4%
        Cost of maintenance fees and other      10.0%       10.8%       10.8%       1.4%       6.3%
        Product development                     12.6%       12.5%       12.5%      11.4%       6.0%
        Sales and marketing                     48.6%       50.9%       51.3%       4.4%       5.8%
        General and administrative               9.4%       10.1%       10.1%       0.6%       7.3%
        Acquisition and nonrecurring costs       5.7%        --          --         N/A        N/A
                                               -----       -----       -----      -----      -----
                Total costs and expenses        93.9%       92.8%       92.4%      10.7%       7.1%
                                               -----       -----       -----      -----      -----

                Operating income                 6.1%        7.2%        7.6%      -7.9%       0.3%

Interest and other income, net                   4.7%        3.1%        2.3%      62.7%      44.4%
                                               -----       -----       -----      -----      -----
Income before provision for income taxes        10.8%       10.3%        9.9%      13.7%      10.7%
Provision for income taxes                       3.8%        3.9%        3.0%       7.3%      38.2%
                                               -----       -----       -----      -----      -----
Net income before extraordinary item             7.0%        6.4%        6.9%      17.6%      -1.4%
Extraordinary gain on forgiveness of debt        --          --          0.9%       N/A        N/A
                                               -----       -----       -----      -----      -----
Net income                                       7.0%        6.4%        7.8%      17.6%     -12.7%
                                               =====       =====       =====      =====      =====

Forward-Looking Information
When used in this discussion, the words "anticipate," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Acquisition
On January 16, 1997, the Company acquired all of the outstanding capital stock of MAXM Systems Corporation ("MAXM"), a privately held company, in exchange for up to 1,137,115 shares of Boole & Babbage common stock. The transaction was accounted for using the pooling of interests method and the Company's consolidated financial statements for all prior periods have been restated to include the results of MAXM.

Revenue
The Company  derives  its  revenues  primarily  from the  licensing  of computer
software  programs,   the  sales  of  software  maintenance  services  and  from consulting and  educational  services.  The following  table shows  year-to-year percentage changes as reported; without the effect of currency rate changes; and
without the revenues of MAXM for all periods.

Growth Rates:                   As Reported           Without Currency Effect       Without MAXM Results
                         --------------------------   ------------------------    ------------------------
Product Licensing          97 vs. 96    96 vs. 95     97 vs. 96     96 vs. 95     97 vs. 96     96 vs. 95
Product Group:
  Client/Server               4.9%        16.0%          13.2%        17.5%          43.6%        73.4%
  Mainframe                  18.0%         3.0%          26.4%         4.9%          26.4%         4.9%
                             ----         ----           ----         ----           ----         ----
                             14.4%         6.3%          22.7%         8.1%          30.2%        14.9%
                             ====         ====           ====         ====           ====         ====
Sales Channel:
  Domestic                   23.5%        (5.9%)         23.5%        (5.9%)         35.2%        17.9%
  International               9.8%        13.7%          22.3%        16.6%          27.8%        13.6%
                             ----         ----           ----         ----           ----         ----
                             14.4%         6.3%          22.7%         8.1%          30.2%        14.9%
                             ====         ====           ====         ====           ====         ====

Maintenance fees and
other                         3.8%         6.9%          10.6%         8.6%          15.0%         5.5%
                             ====         ====           ====         ====           ====         ====

Total revenue                 9.4%         6.6%          17.0%         8.3%          23.1%        10.3%
                             ====         ====           ====         ====           ====         ====

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

Products
The Company anticipates that the Client/Server group of products will show higher growth rates for fiscal 1998. However, the Company competes with certain companies who have much greater financial and operational resources along with larger customer bases. This could allow those companies to bundle competing products with more established non-competing products in order to gain a marketing advantage. In addition, the Company is dependent on the success of its new Explorer family of Windows NT and Web-based products relating to its new Desired-State Management initiative. This initiative represents a significant expansion of the SpaceView, COMMAND/POST, and Command MQ product lines. There is also a potential diversion of customers' business attention and project funding toward Year 2000 projects. Due to these factors, there can be no assurances that new or even existing products will achieve significant market acceptance or competitive success and thus contribute to revenue growth.

     Mainframe products include Plex products which enable customers to handle large groups of computer processors, particularly the parallel processing machines from IBM. In the mainframe market, industry analysts have projected that systems management spending will only grow at approximately 5% per year through the year 2000. They also project that while the majority of large data centers have adopted a sysplex strategy, mid-size data centers will not broadly adopt these parallel processors until 1998 or later. Thus, despite a flattish mainframe market, the Company's product licensing growth has benefited by data centers adopting this new technology. This has also helped to increase the number of competitive replacements which in 1997 accounted for approximately 16% of licensing revenue compared with approximately 11% in 1996. These occur primarily through multi-year licensing agreements which comprised approximately 50% of the licensing revenue in 1997 and 1996. Thus, future growth rates could be materially and adversely affected if these parallel processors do not gain significant market acceptance among the mid-size data centers, if the rate of successful competitive replacements slows, or if customer spending shifts away from traditional mainframes to technology platforms where the Company does not have significant product acceptance.

     A price increase on selected products was implemented in January 1997, but did not have a significant effect on recognized revenue in 1997. Price changes during 1996 and 1995 were not significant.

Markets
Domestic:
Domestic licensing comprised 36.1%, 33.5% and 37.8% of total product licensing for 1997, 1996, and 1995, respectively. Domestic product licensing grew 23.5% overall in 1997 versus the decrease of 5.9% in 1996 which had resulted primarily from decreased productivity in the telesales group. For growth to continue in the domestic market, the company is dependent on continued productivity increases as well as the ability to generate larger size transactions, primarily through multi-year contracts and competitive replacements.

International:
In 1997, the Company's licensing from its international operations, comprised of foreign subsidiaries and marketing agents, increased 9.8% as a result of solid growth in all channels despite unfavorable currency exchange rates. In 1996, the Company's licensing from its international operations increased 13.7% as a result of strong growth in Europe which was somewhat offset by unfavorable currency exchange rates. In addition to the risks described above, since the majority of product licensing is derived from international markets, the Company's overall operations and financial results could be significantly and adversely affected by such international factors as changes in currency exchange rates and specific regional or country political and economic circumstances.

Maintenance Fees and Other
Maintenance revenue is generated from services the Company provides including technical support, product enhancements, system updates and user documentation. Maintenance revenue also includes maintenance services for an initial period ranging from six months to one year which is included in the initial charge when the Company licenses its software products under a long-term agreement. Thereafter on each anniversary date of the license, the customer may elect to renew its maintenance agreement with the Company. Customers may also elect to purchase advance maintenance at the time of product licensing for maintenance periods beyond the first year. Included in maintenance fees and other is revenue from consulting and educational services, computer services, hardware sales and royalties from IBM for the jointly developed CICS product. In July 1996, the Company entered into a long-term licensing agreement requiring IBM to make royalty payments, based upon their sales of the product, of up to approximately $10 million for the period from the fourth quarter of 1996 through the second quarter of fiscal 1999. The Company has recognized $5.4 million in revenue of which $4.3 million has been paid through September 30, 1997. Since there are no minimum generated amounts, actual royalties due to the Company may be significantly below the annual maximum amounts.

     The increases in maintenance fees and other are mainly the result of increased product licensing in the previous years combined with relatively high renewal rates and increased royalties from IBM under the July 1996 agreement.

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

     The Company anticipates that maintenance revenue in 1998 will increase due to the higher license revenue growth in 1997, although it will continue to be negatively impacted by reduced revenue associated with site consolidations, non-CPU specific pricing and discounted multiple-year maintenance packages.

     The Company must continue to generate new product licensing revenues and also continue to provide high quality maintenance support and upgrades to ensure future maintenance revenue increases.

Costs and expenses
The following table shows year-to-year percentage changes of costs and expenses, excluding acquisition and non-recurring costs, as reported; without the effect of currency rate changes; and without the costs and expenses relating to MAXM for all periods.


Growth Rates:                  As Reported             Without Currency Effect       Without MAXM Results
                        ---------------------------    ------------------------    ------------------------
                           97 vs. 96     96 vs. 95    97 vs. 96     96 vs. 95     97 vs. 96     96 vs. 95
Cost of product
licensing                      (2.1%)        18.4%         6.9%         20.1%         11.8%         20.4%
Cost of maintenance
fees and other                  1.4%%         6.3%         7.9%          9.2%         21.7%          4.9%
Product development            11.4%          6.0%        13.0%          6.3%         17.8%         16.5%

Sales and marketing             4.4%          5.8%        11.2%          7.4%         19.7%          6.5%
General and
administrative                  0.6%          7.3%         5.1%          8.6%         14.4%          7.3%
                               ----          ----         ----          ----          ----          ----
      Total costs and
       expenses                 4.0%          7.1%        10.0%          8.7%         18.3%          8.9%
                               ====          ====         ====          ====          ====          ====

Cost of Product Licensing
Cost of product licensing consists primarily of royalties paid to independent software authors and amortization of purchased and internally developed software. In both years, the increases were primarily due to higher third-party royalties from increased third-party licensing in Europe and Japan. In the third quarter of 1996 there was a charge of approximately $1 million on the remaining royalty commitments on a third-party product. In general, fluctuations in the relationship of cost of product licensing to revenue are caused primarily by changes in licensing revenue mix, royalty agreements, and amortization of capitalized software.

Cost of Maintenance Fees and Other
Cost of maintenance fees and other consists primarily of cost of product maintenance support, royalties paid to independent software authors, amortization of purchased and internally developed software, the cost to provide educational and consulting services and costs related to certain computer services. In 1997, the increase was due primarily to higher third-party royalties in Europe as a result of the expiration of a reduced rate from a third-party vendor which was in effect from the second quarter of fiscal 1995 to the fourth quarter of fiscal 1996. Cost of educational and consulting services was up in proportion to the services revenue increase although this was partially offset by lower maintenance support costs. In 1996, the increase was primarily due to higher cost of educational and consulting services partially offset by lower maintenance support costs and software amortization. Software amortization was down due to write-offs in 1995 of certain software products and the full amortization of products purchased in July 1991. Maintenance support costs are down as a result of more efficient processes which allowed the redeployment of personnel to research and development ("R&D"). In general, fluctuations in the relationship of cost of maintenance fees and other to revenue are caused primarily by changes in maintenance revenue mix, educational and consulting revenue, maintenance support, royalty agreements, and amortization of capitalized software.

Product Development
In 1997, the increase in product development is primarily due to increased headcount and consulting costs. The increase in 1996 is due to higher personnel costs as headcount replacements were filled and certain maintenance support employees were transferred to R&D. The Company capitalizes development costs in accordance with Statement of Financial Accounting Standards No. 86. To the extent the Company capitalizes its product development costs, the effect is to defer such costs to future periods and match them to the revenue generated by the products. Product development expenses may fluctuate annually depending in part upon the number and status of internal software development projects.


Sales and Marketing
In 1997, the increase in sales and marketing was primarily a result of higher sales commissions on increased product licensing. In addition, 1997 had higher product marketing costs and international sales costs. The increase in 1996 is primarily a result of higher commissions on increased sales. Higher sales personnel costs internationally were partially offset by lower product marketing costs.

General and Administrative
The increase in costs in 1997 is primarily attributable to higher personnel and consulting costs, European facility costs and performance-based accruals. The increase in 1996 was primarily a result of a prior year lease termination credit combined with higher 1996 facilities costs for relocating certain European and Japanese offices.

Acquisition and Non-recurring Costs
During the second quarter of 1997, the Company had approximately $11.3 million of non-recurring costs comprised of $1 million of purchased R&D costs and $10.3 million of acquisition costs related to the purchase of MAXM. These acquisition costs consisted primarily of $4.0 million of termination costs related to reseller agreements, $2.8 million of employee costs, $1.6 million of costs related to closing redundant facilities and $1.9 million of legal, accounting, broker fees and other.


Interest and Other
Interest and other income consists principally of interest income or expense and gain or loss from sales of investments, currency or disposal of assets. An increase of 62.7% over 1996 was primarily the result of higher interest income on more lease contracts receivable, lower interest expense as the MAXM line of credit was paid off in 1997 and less currency losses. The 44.4% increase in 1996 was primarily the result of more interest income as gross lease contracts receivable was higher and there was approximately $300,000 of gain on sale of investment securities versus a $300,000 loss in 1995. These increases were somewhat mitigated by higher currency losses. As further described in Note 1, the Company has a hedging program to attempt to reduce its exposure to currency fluctuations.

Income Taxes
The effective tax rates were 35.8%, 38.0%, and 30.4% for 1997, 1996 and 1995, respectively. Without the impact of non-deductible acquisition costs and pre-acquisition operating losses of MAXM, the effective tax rates were 28.5%, 28.0% and 30.0%, respectively. It is anticipated that the Company's effective tax rate in 1998 will approximate these non-acquisition related rates. The Company's effective tax rates before the valuation allowance for MAXM operating losses and non-deductible acquisition costs differ from the federal statutory rate primarily due to permanently invested earnings of foreign subsidiaries being taxed at rates lower than the federal statutory rate and tax credits for increased research and development. At September 30, 1997, the Company had carryforwards of MAXM's pre-acquisition federal net operating losses of approximately $43.8 million that will expire between 2003 and 2012.

Recent Accounting Pronouncements

         SFAS No. 128, "Earnings per share," was issued in February 1997 and is required for periods ending after December 15, 1997. It requires dual presentation of earnings per share ("EPS"); basic EPS and diluted EPS (see Note 1 of Notes to Consolidated Financial Statements).

     SOP 97-2, "Software Revenue Recognition," was issued in November 1997 and is required for periods ending after December 15, 1997. It provides guidance on applying GAAP in recognizing revenue on software transactions and the impact on the results of operations is not expected to be material.

Liquidity and Capital Resources
At September 30, 1997, the Company's cash, cash equivalents and short-term investments were $56,973,000. The Company continues to use installment payment plans to gain a competitive advantage during the sales process and had outstanding installment receivables of $124,792,000 at September 30, 1997. The Company periodically sells portions of installments receivables subject to limited recourse provisions. During 1997, the Company sold $8,140,000.

The Company continues to finance its growth through funds generated from operations. For the year ended September 30, 1997 net cash provided by operating activities before acquisition and non-recurring costs was $9,726,000. Acquisition and non-recurring expenses of $9,744,000 were paid in 1997. Net cash used in investing activities in 1997 was $7,690,000, primarily for internally developed and purchased capitalized software, acquisition of computers and related equipment and the purchase of equity securities. Cash provided by investing activities was due to net sales of short-term investments. Net cash provided by financing activities in 1997 was $7,628,000, primarily from the sale of lease contracts receivable, the exercise of employee stock options and stock purchases through the Employee Stock Purchase Plan. Cash used for financing activities relates to the Company's stock repurchase program and to debt payment.

         On July 30, 1997, a share repurchase plan was adopted which authorized the Company to acquire 500,000 shares of its common stock. The Company's previous stock repurchase plan was rescinded in accordance with pooling of interest accounting in connection with the MAXM acquisition. During fiscal 1997, the Company repurchased 85,000 shares of its common stock, 55,000 of which were purchased under the new plan, for an aggregate purchase price of $2,072,000.

         The Company continues to evaluate business acquisition opportunities that complement its strategic plans and believes existing cash balances and funds generated from operations will be sufficient to meet its liquidity requirements for the foreseeable future.

                                  Exhibit 13.1

Boole & Babbage, Inc.
Consolidated Statements of Income

                                                           Years Ended September 30,
                                                        ------------------------------
(In thousands, except per share amounts)                  1997       1996       1995
--------------------------------------------------------------------------------------
Revenue:
      Product licensing                                 $108,909   $ 95,219   $ 89,542
      Maintenance fees and other                          88,188     84,932     79,485
                                                        --------   --------   --------
           Total revenue                                 197,097    180,151    169,027
                                                        --------   --------   --------

Costs and expenses:
      Cost of product licensing                           15,030     15,355     12,964
      Cost of maintenance fees and other                  19,751     19,483     18,329
      Product development                                 24,881     22,326     21,056
      Sales and marketing                                 95,817     91,766     86,753
      General and administrative                          18,495     18,392     17,140
      Acquisition and nonrecurring costs                  11,309       --         --
                                                        --------   --------   --------
           Total costs and expenses                      185,283    167,322    156,242
                                                        --------   --------   --------

Operating income                                          11,814     12,829     12,785

Interest and other income, net                             9,180      5,643      3,907
                                                        --------   --------   --------
Income before provision for income taxes                  20,994     18,472     16,692

Provision for income taxes                                 7,525      7,015      5,076
                                                        --------   --------   --------
Net income before extraordinary item                      13,469     11,457     11,616

Extraordinary gain on forgiveness of debt of acquired
    companies, net of $924,000 tax provision                --         --        1,507
                                                        --------   --------   --------
Net income                                              $ 13,469   $ 11,457   $ 13,123
                                                        ========   ========   ========

Net income per share                                    $   0.67   $   0.60   $   0.71
                                                        ========   ========   ========

Shares used in per share calculations                     20,095     19,210     18,465
                                                        ========   ========   ========

                                  Exhibit 13.1

Boole & Babbage, Inc.
Consolidated Balance Sheets
                                                                                             September 30,
                                                                                  -----------------------------------
(Dollars in thousands)                                                              1997          1996         1995
---------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                                     $  33,923    $  37,260    $  26,247
    Short-term investments                                                           23,050       24,750       15,800
    Accounts receivable, net                                                         26,412       27,955       33,565
    Installment and other receivables, net                                           65,469       46,221       28,066
    Deferred tax asset                                                                6,154        5,649        5,810
    Prepaid expenses and other current assets                                         4,513        4,383        6,832
                                                                                  ---------    ---------    ---------
        Total current assets                                                        159,521      146,218      116,320

Purchased and internally developed software, net                                     12,152       11,614       12,278
Equipment, furniture and leasehold improvements, net                                  9,968       12,763       10,914
Long-term installment and other receivables                                          52,290       39,141       32,223
Long-term deferred tax asset                                                         10,571        9,472        7,778
Costs in excess of net assets of purchased businesses, net                              634          660          687
Other assets                                                                         15,008        4,672        2,627
                                                                                  ---------    ---------    ---------
        Total assets                                                              $ 260,144    $ 224,540    $ 182,827
                                                                                  =========    =========    =========

Liabilities and Stockholders' Equity
Current liabilities:
     Accounts payable                                                             $   8,895    $   7,605    $   8,261
     Accrued payroll expense                                                          9,840        7,890        7,149
     Other accrued liabilities                                                       27,080       25,090       22,449
     Short-term borrowings                                                            1,016        3,150          400
     Notes payable due within one year                                                  319          469          680
     Capital lease obligations due within one year                                      933        1,813        1,844
     Deferred maintenance revenue                                                    53,432       51,241       43,411
                                                                                  ---------    ---------    ---------
        Total current liabilities                                                   101,515       97,258       84,194

Notes payable due after one year                                                         50          444          863
Capital lease obligations due after one year                                          1,795        2,825        1,212
Deferred maintenance revenue due after one year                                      38,282       28,949       18,057

Stockholders' equity:
     Preferred stock, 2,000,000 shares authorized, $.001 par value, none issued        --           --           --
     Common stock, $.001 par value, authorized--45,000,000 shares; issued--
         19,979,810 (19,111,374 and 18,343,248 in 1996 and 1995, respectively)           20           19           18
     Additional paid-in capital                                                      91,970       81,044       73,911
     Retained earnings                                                               32,800       19,331        7,874
     Unrealized gain on marketable securities                                         5,691          370          132
     Foreign currency translation adjustment                                         (3,503)         704        1,051
     Less treasury stock, 1,228,788 shares (1,143,788 and 1,024,988 shares
         in 1996 and 1995, respectively), at cost                                    (8,476)      (6,404)      (4,485)
                                                                                  ---------    ---------    ---------
        Total stockholders' equity                                                  118,502       95,064       78,501
                                                                                  ---------    ---------    ---------
        Total liabilities and stockholders' equity                                $ 260,144    $ 224,540    $ 182,827
                                                                                  =========    =========    =========

                                  Exhibit 13.1



Boole & Babbage, Inc.
Consolidated Statements of  Cash Flows
                                                                                             September 30,
                                                                                  -----------------------------------
(Dollars in thousands)                                                              1997          1996         1995
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                       $ 13,469    $ 11,457    $ 13,123
  Adjustments to reconcile net income to net cash
      provided by (used for) operating activities:
      Depreciation, amortization and write-off of capitalized software                9,672      10,415      10,766
      Loss on disposal of assets                                                        413         279         103
      Gain on sale of equity securities                                                --          (291)       --
      Extraordinary gain on forgiveness of debt, net of tax                            --          --        (1,507)
      Deferred income taxes                                                          (4,772)     (1,634)     (1,884)
      Stock issued under compensatory stock plans                                        96         272         138
      Minority interest                                                                --          --           (62)
      Changes in  operating  assets  and  liabilities  excluding  the  effect of acquisitions:
         Accounts receivable and installment and other receivables                  (45,472)    (35,976)    (26,325)
         Prepaid expenses and other assets                                           (1,926)      2,296      (2,152)
         Accounts payable and accrued expenses                                       12,930       5,599       4,164
         Deferred maintenance revenue                                                15,572      19,267      11,607
                                                                                   --------    --------    --------

Net cash provided by (used for) operating activities                                    (18)     11,684       7,971
                                                                                   --------    --------    --------

Cash flows from investing activities:
     Purchases of equipment, furniture and leasehold improvements                    (3,752)     (5,495)     (5,584)
     Payments for capitalized software                                               (5,277)     (3,941)     (3,048)
     Net sales (purchases) of short-term investments                                  1,700      (8,950)    (15,510)
     Investment in equity securities                                                   (361)     (2,085)       (346)
     Proceeds from sale of equity securities                                           --           717        --
                                                                                   --------    --------    --------

Net cash used for investing activities                                               (7,690)    (19,754)    (24,488)
                                                                                   --------    --------    --------

Cash flows from financing activities:
      Sale of lease contracts receivables                                             8,140      15,849        --
      Proceeds from issuance of common stock                                          5,988       4,375       6,865
      Purchase of treasury stock                                                     (2,072)     (1,919)       --
      Borrowings (payments) under line of credit                                     (2,134)      2,750         400
      Payments on notes payable                                                        (282)       (626)     (3,583)
      Borrowings on sales leaseback transactions                                       --         1,184         855
      Payments on capital leases                                                     (2,012)     (2,108)     (2,333)
                                                                                   --------    --------    --------

Net cash provided by financing activities                                             7,628      19,505       2,204
                                                                                   --------    --------    --------

Effect of exchange rate changes on cash                                              (3,257)       (422)        766
                                                                                   --------    --------    --------

Net increase (decrease) in cash and cash equivalents                                 (3,337)     11,013     (13,547)

Cash and cash equivalents at beginning of year                                       37,260      26,247      39,794
                                                                                   --------    --------    --------

Cash and cash equivalents at end of year                                           $ 33,923    $ 37,260    $ 26,247
                                                                                   ========    ========    ========

Supplemental  disclosures  of cash flow  information:
      Cash paid during the year for:
          Interest                                                                 $  1,638    $    916    $  1,299
          Income taxes                                                             $  7,935    $  4,783    $  3,355


Supplemental disclosures of non-cash investing and financing activities:
        Capital lease obligations of $2,505,000 were incurred in 1996 for the purchase of equipment. A capital lease obligation of $103,000 was incurred in 1995 for the purchase of equipment.

                                  Exhibit 13.1

Boole & Babbage, Inc.
Consolidated Statements of Stockholders' Equity


                                                          Common Stock          Additional                      Unrealized Gain
                                                    ------------------------      Paid-in        Retained        on Marketable
(Dollars in thousands)                              Shares          Amount        Capital        Earnings          Securities
--------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1994                         17,527,349    $        18   $    60,015    ($    5,249)          $170

Other equity transactions of acquired companies        177,122           --           6,892           --               --
Exercise of employee stock options and
     related tax benefit                               486,137           --           5,892           --               --
Sale of common stock under the employee
     stock purchase plan and related tax benefit       141,380           --             974           --               --
Issuance of common stock under the
     employee incentive stock plan                      11,260           --             138           --               --
Unrealized loss on marketable securities,
     net of taxes                                         --             --            --             --              (38)
Foreign currency translation adjustment                   --             --            --             --               --
Net income                                                --             --            --           13,123             --
                                                    ----------    -----------   -----------    -----------         ------
Balance, September 30, 1995                         18,343,248             18        73,911          7,874            132

Other equity transactions of acquired companies          8,931           --             341           --               --
Exercise of employee stock options and
     related tax benefit                               620,682              1         5,362           --               --
Sale of common stock under the employee
     stock purchase plan and related tax benefit       131,561           --           1,323           --               --
Issuance of common stock under the
     employee incentive stock plan                       6,952           --             107           --               --
Unrealized gain on marketable securities,
     net of taxes                                         --             --            --             --              238
Purchase of treasury stock                                --             --            --             --               --
Foreign currency translation adjustment                   --             --            --             --               --
Net income                                                --             --            --           11,457             --
                                                    ----------    -----------   -----------    -----------         ------
Balance, September 30, 1996                         19,111,374             19        81,044         19,331            370

Other equity transactions of acquired companies         (1,778)          --             (34)          --               --
Exercise of employee stock options and
     related tax benefit                               732,412              1         9,062           --               --
Sale of common stock under the employee
     stock purchase plan and related tax benefit       132,262           --           1,768           --               --
Issuance of common stock under the
     employee incentive stock plan                       5,540           --             130           --               --
Unrealized gain on marketable securities,
     net of taxes                                         --             --            --             --            5,321
Purchase of treasury stock                                --             --            --             --               --
Foreign currency translation adjustment                   --             --            --             --               --
Net income                                                --             --            --           13,469             --
                                                    ----------    -----------   -----------    -----------         ------
Balance, September 30, 1997                         19,979,810    $        20   $    91,970    $    32,800         $5,691
                                                    ==========    ===========   ===========    ===========         ======


Boole & Babbage, Inc.
Consolidated Statements of Stockholders' Equity

                                                       Foreign                         Total
                                                      Currency                         Stock-
                                                     Translation        Treasury      holders'
(Dollars in thousands)                                Adjustment         Stock         Equity
-----------------------------------------------------------------------------------------------
Balance, September 30, 1994                           ($       52)   ($    4,485)   $    50,417

Other equity transactions of acquired companies              --             --            6,892
Exercise of employee stock options and
     related tax benefit                                     --             --            5,892
Sale of common stock under the employee
     stock purchase plan and related tax benefit             --             --              974
Issuance of common stock under the
     employee incentive stock plan                           --             --              138
Unrealized loss on marketable securities,
     net of taxes                                            --             --              (38)
Foreign currency translation adjustment                     1,103           --            1,103
Net income                                                   --             --           13,123
                                                      -----------    -----------    -----------
Balance, September 30, 1995                                 1,051         (4,485)        78,501

Other equity transactions of acquired companies              --             --              341
Exercise of employee stock options and
     related tax benefit                                     --             --            5,363
Sale of common stock under the employee
     stock purchase plan and related tax benefit             --             --            1,323
Issuance of common stock under the
     employee incentive stock plan                           --             --              107
Unrealized gain on marketable securities,
     net of taxes                                            --             --              238
Purchase of treasury stock                                   --           (1,919)        (1,919)
Foreign currency translation adjustment                      (347)          --             (347)
Net income                                                   --             --           11,457
                                                      -----------    -----------    -----------
Balance, September 30, 1996                                   704         (6,404)        95,064

Other equity transactions of acquired companies              --             --              (34)
Exercise of employee stock options and
     related tax benefit                                     --             --            9,063
Sale of common stock under the employee
     stock purchase plan and related tax benefit             --             --            1,768
Issuance of common stock under the
     employee incentive stock plan                           --             --              130
Unrealized gain on marketable securities,
     net of taxes                                            --             --            5,321
Purchase of treasury stock                                   --           (2,072)        (2,072)
Foreign currency translation adjustment                    (4,207)          --           (4,207)
Net income                                                   --             --           13,469
                                                      -----------    -----------    -----------
Balance, September 30, 1997                           ($    3,503)   ($    8,476)   $   118,502
                                                      ===========    ===========    ===========

1.  Summary of Significant Accounting Policies


Business
Boole & Babbage, Inc. ("the Company") is a worldwide leader in availability and service level management for distributed systems. Its Enterprise Automation product lines provide a flexible and scalable set of solutions for the entire IT enterprise including systems, applications, middleware, databases and Web technologies.


Basis of Presentation
The accompanying financial statements include the wholly-owned subsidiaries of Boole & Babbage, and Joint Systems & Technology (JST), a majority-owned Japanese subsidiary of Boole & Babbage. All significant intercompany accounts and transactions have been eliminated.

      As more fully described in Note 2, on January 16, 1997 the Company acquired MAXM Systems Corporation ("MAXM"). The transaction was accounted for using the pooling of interests method and the Company's consolidated financial statements for all prior periods have been restated to include the results of MAXM.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


Cash, Cash Equivalents and Short-Term Investments
The Company considers all highly liquid investments that mature within ninety days of purchase to be cash equivalents. At September 30, 1997, cash equivalents consisted of $6,449,000 of time deposits with original maturities of 30 days or less. All of the Company's cash equivalents and short-term investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses included in equity. Fair values are based upon quoted prices in an active market or if that information is not available, on quoted market prices of instruments of similar characteristics. At September 30, 1997, cost approximated fair value for all cash equivalents and short-term investments. All of the Company's short-term available-for-sale securities have a contractual maturity of one year or less. Realized gains and losses and declines in value judged to be other than temporary are included in interest income. To date, there have been no significant gains or losses realized on the Company's cash equivalents or short-term investments. The cost of securities sold is based upon the specific identification method.

Short-term investments consist of the following:

 (Dollars in thousands)    1997     1996      1995
------------------------ --------- -------- ---------
Municipal bonds and       $ 9,600  $16,000   $ 7,500
notes
Auction preferred stock    13,450    6,750     4,000
Taxable commercial           -       2,000     1,500
paper
Certificates of deposit      -         -       2,800
                         --------- -------- ---------
                          $23,050  $24,750   $15,800
                         ========= ======== =========

Receivables
Accounts receivable and installment receivables are net of allowances for doubtful accounts of $1,995,000, $2,277,000, and $2,103,000, at September 30,
1997, 1996, and 1995, respectively. The Company markets computer software systems to customers in diversified industries. Ongoing credit evaluations of its customers' financial condition are made and generally no collateral is required.


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

      In connection with long-term leases of software, the net present value of the lease payments related to the product license is recognized as revenue upon the commencement of the lease. Related interest income and maintenance revenue are recognized ratably over the lease term.

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

Equipment, Furniture and Leasehold Improvements
Equipment, furniture and leasehold improvements are stated at cost. Depreciation and amortization are provided principally on a straight-line basis over useful lives ranging from 3 to 10 years. Assets under capital leases are amortized over the shorter of the asset life or the remaining lease term. Equipment, furniture and leasehold improvements consist of the following:

                        -------------------------------
                                September 30,
                        -------------------------------
(Dollars in thousands)       1997      1996       1995
----------------------- ---------- --------- ----------
Equipment                $ 34,200  $ 37,938   $ 31,892
Furniture                  10,381     9,288      8,571
Leasehold improvements      1,259     1,982      1,796
                        ---------- --------- ----------
                           45,840    49,208     42,259
Accumulated depreciation   35,872    36,445     31,345
                        ---------- --------- ----------
                         $  9,968  $ 12,763   $ 10,914
                        ========== ========= ==========

Costs in Excess of Net Assets of Purchased Businesses
The excess of the purchase price over the net assets of Boole & Babbage Europe, a wholly-owned subsidiary, is being amortized on a straight-line basis over 40 years. Costs in excess of net assets of purchased businesses are summarized below:

                             --------------------------
                                   September 30,
                             --------------------------
(Dollars in thousands)          1997     1996     1995
---------------------------- -------- -------- --------
Costs in excess of net
assets of purchased
  businesses                 $ 1,056  $ 1,056  $ 1,056
Accumulated amortization         422      396      369
                             -------- -------- --------
                             $   634  $   660  $   687
                             ======== ======== ========

Marketable Securities
Included in noncurrent other assets are marketable equity securities which are classified as available for sale and stated at fair value. Fair values are based upon quoted prices in an active market.

                             --------------------------
                                   September 30,
                             --------------------------
(Dollars in thousands)          1997     1996     1995
---------------------------- -------- -------- --------
Cost of marketable
  securities                 $ 3,212  $ 2,850   $1,193
Unrealized gain                9,546      625      230
                             -------- -------- --------
                             $12,758  $ 3,475   $1,423
                             ======== ======== ========

The unrealized gain is recorded net of tax in a separate stockholders' equity account as follows:

                             --------------------------
                                   September 30,
                             --------------------------
(Dollars in thousands)          1997     1996     1995
---------------------------- -------- -------- --------
Unrealized gain              $ 9,546    $ 625    $ 230
Deferred income tax           (3,855)    (255)     (98)
                             -------- -------- --------
                             $ 5,691    $ 370    $ 132
                             ======== ======== ========

Purchased and Internally Developed Software
Capitalized software consists of purchases of completed software products from outside vendors and internal costs associated with the development of software. Such costs are capitalized and amortized in accordance with guidelines set forth in Financial Accounting Standard No. 86, "Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" (FAS 86). All software costs are amortized to cost of revenue on the basis of each product's projected revenues or on a straight-line basis over the remaining estimated economic life of the products, whichever is greater. The estimated economic lives range from five to seven years. Amortization of capitalized software was $4,581,000, $4,814,000, and $5,315,000 for 1997, 1996, and 1995, respectively.

Cost of Product Licensing
Cost of product licensing consists of royalties paid to software authors and amortization of capitalized software.

Cost of Maintenance Fees and Other
Cost of maintenance fees and other consists of the cost of maintenance support, royalties paid to software authors, amortization of capitalized software, the cost to provide educational and consulting services, and the costs of certain computer services.

Product Development
Product development costs include expenditures for research and development, net of amounts capitalized. Research and development expenditures included in product development costs are as follows:

                          ---------------------------
                          Years Ended September 30,
                          ---------------------------
(Dollars in thousands)     1997     1996      1995
------------------------- -------- -------- ---------
Total costs               $26,379  $24,483   $23,163
Less amounts capitalized    4,022    3,611     3,050
                          -------- -------- ---------
                          $22,357  $20,872   $20,113
                          ======== ======== =========

These costs do not include either the expenditures relating to the joint development project with IBM to develop systems management products in support of new CICS releases not the IBM reimbursements which totaled $1,375,000, and $2,080,000 in 1996, and 1995, respectively.

      In 1997, the company acquired the rights to a client/server software product for $1,000,000 which was expensed as purchased research and development. This expense in included under the caption "acquisition and nonrecurring costs" on the consolidated statements of income.

Accounting for Income Taxes
Income taxes are computed in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

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

      The Company has a hedging strategy to attempt to minimize the short-term impact of foreign currency fluctuations on its net asset position in foreign currencies. The foreign currency forward contracts have a term of ninety days or less and settle immediately after the end of the fiscal year. The contracts are marked-to-market and the fair value upon settlement approximates the carrying value. The gains and losses on these contracts are netted with gains and losses on the revaluation of the net asset position and are included in income in the period in which the exchange rates change. Aggregate transaction gains and (losses) included in determining net income in 1997, 1996, and 1995 were approximately $992,000, ($958,000), and ($497,000), respectively. These amounts are included in the consolidated statements of income under the caption "interest and other income, net." The Company had approximately $50.4 million, $34.5 million and $26.3 million of open forward exchange contracts at September 30, 1997, 1996 and 1995, respectively.


Recent Accounting Pronouncements
In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earning per Share," which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock plans will be excluded. The impact is expected to result in an increase in primary earnings for the years ended September 30, 1997 and 1996 of approximately $.06 and $.05 per share, respectively. The impact of Statement 128 in the calculation of fully diluted earnings per share is not expected to be material.

         SOP 97-2, "Software Revenue Recognition," was issued in November 1997. Implementation of SOP 97-2 is required for periods ending after December 15, 1997 and provides guidance on applying GAAP in recognizing revenue on software transactions. The impact of SOP 97-2 on the results of operations is not expected to be material.

      Statement of Financial Accounting Standards No. 130, ("SFAS 130"), "Reporting Comprehensive Income" was issued in June 1997. Implementation of SFAS 130 is required for periods ending after December 15, 1997 and establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements.

      Statement of Financial Accounting Standards No. 131, ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997. Implementation of SFAS 131 is required for periods ending after December 15, 1997 and establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders.

Reclassifications
Beginning in the first quarter of 1997, changes have been made in the classification of revenue and operating expense in the Consolidated Statements of Income. 1996 and 1995 have been reclassified to conform to these changes.

      "Product licensing" consists of licensing of software products (net of the bundled maintenance). "Maintenance fees and other" consists of revenue from maintenance, educational and consulting services, hardware sales, computer services and royalties from IBM related to the jointly developed CICS product now being sold by IBM. "Cost of product licensing" includes royalties paid to independent software authors and the amortization of purchased and internally developed software. "Cost of maintenance fees and other" includes the cost of maintenance support as well as royalties paid to independent software authors, amortization of purchased and internally developed software, the cost to provide educational and consulting services to customers and costs related to operating the computer services division.


2.  Acquisitions
On January 16, 1997, the Company acquired all of the outstanding capital stock of MAXM Systems Corporation ("MAXM"), a privately held company, in exchange for 1,137,115 shares of Boole & Babbage common stock, 10% of which are held in escrow with an independent third-party escrow agent. The Company incurred a charge in the quarter ending March 31,1997 (which is included in the income statement line "acquisition and nonrecurring costs") in connection with activities to complete this acquisition and eliminate redundant facilities and personnel. The acquisition costs consisted primarily of $4.0 million of termination costs related to reseller agreements, $2.8 million of employee costs, $1.6 million of costs related to closing redundant facilities and $1.9 million of legal, accounting, broker fees and other. The transaction was accounted for using the pooling of interests method and the Company's consolidated financial statements for all prior periods have been restated to include the results of MAXM.

The table below sets forth the  composition of combined  revenues and net income
(loss) for the periods indicated. Information for the year ended September 30, 1997 with respect to MAXM reflects the period October 1, 1996 through January 16, 1997, the date MAXM was acquired. The net loss of MAXM in 1995 includes $1,507,000 of extraordinary gain, net of taxes, from forgiveness of debt.

                    ---------------------------------
                         Years Ended September 30,
                    ---------------------------------
(Dollars in
thousands)             1997       1996       1995
-----------------------------------------------------
Revenues:
Boole & Babbage      $195,032   $165,077   $152,244
MAXM (Pre-
acquisition)            2,065     15,074     16,783
                    ----------- ---------- ----------
Consolidated         $197,097   $180,151   $169,027
                    ----------- ---------- ----------

Net income (loss):
Boole & Babbage      $ 27,908   $ 18,040   $ 13,948
Acquisition costs     (10,309)      -          -
MAXM                   (4,130)    (6,583)      (825)
                    ----------- ---------- ----------
Consolidated         $ 13,469   $ 11,457   $ 13,123
                    =========== ========== ===========



3.  Installment and Other Receivables
Installment and other receivables consists of lease contracts receivables, sales tax and value-added tax on trade receivables, and other receivables. The Company's leasing operations consist of the leasing of various computer software products under term or perpetual licensing agreements with payment periods from one to five years.

     Following are the components of the lease contracts receivable:

                          -----------------------------
                                 September 30,
                          -----------------------------
(Dollars in thousands)      1997      1996      1995
------------------------- --------- --------- ---------
Minimum lease
  payments receivable     $124,792   $89,054   $62,553
Less unearned  interest     13,105     8,853     6,399
                          --------- --------- ---------
Net investment in
  sales type leases        111,687    80,201    56,154
Amount due within one
year                        59,397    41,060    23,931
                          --------- --------- ---------
Amount  due after one
year                      $ 52,290   $39,141   $32,223
                          --------- --------- ---------

Minimum lease payments receivable during each of the succeeding fiscal years are as follows:

------------------ ---------------------------------
Year                      (Dollars in thousands)
------------------ ---------------------------------
1998                                  $ 66,094
1999                                    31,214
2000                                    19,704
2001                                     6,941
2002                                       839
                                     ----------
                                      $124,792
                                     ==========

The Company periodically sells portions of its lease contracts receivable to finance companies subject to limited recourse provisions. The total lease contracts receivables sold during 1997 and 1996 had present values of $8,140,000 and $15,849,000, respectively. No lease contract receivables were sold during 1995. The uncollected present value of receivables that have been sold was approximately $18,478,000, $17,842,000, and $4,050,000 at September 30, 1997,
1996 and 1995, respectively.

4.  Income Taxes
Pretax income consists of the following:

                         -----------------------------
                            Years Ended September 30,
                         -----------------------------
(Dollars in thousands)      1997      1996      1995
------------------------ --------- --------- ---------
Domestic                  $ 7,236   $ 7,599   $ 7,661
Foreign                    13,758    10,873     9,031
                         --------- --------- ---------
                          $20,994   $18,472   $16,692
                         ========= ========= =========

The provision for taxes on income consists of the following:

                        -------------------------------
                           Years Ended September 30,
                        -------------------------------
(Dollars in thousands)      1997      1996      1995
-----------------------  --------- --------- ---------
Federal
  Current                 $7,637    $4,756    $1,884
  Deferred                (3,921)   (1,141)   (1,119)
                        ---------- --------- ----------
                           3,716     3,615       765
State
  Current                  1,515     1,013     1,075
  Deferred                (1,107)     (322)     (614)
                        ---------- --------- ----------
                             408       691       461

Foreign
  Current                  3,145     2,880     4,001
  Deferred                   256      (171)     (151)
                        ---------- --------- ---------
                           3,401     2,709     3,850
                        ---------- --------- ----------
                          $7,525    $7,015    $5,076
                        ========== ========= ==========

No provision for residual federal taxes has been made on approximately $46,000,000 of accumulated undistributed earnings of the Company's foreign subsidiaries, since it is the Company's intention to permanently invest such earnings in its foreign operations. Determination of the amount of unrecognized deferred tax liabilities is not practicable.

      The provision for taxes on income differs from the amount computed by applying the statutory tax rate of 35% to income before taxes as follows:

                             --------------------------
                               Years Ended September
                                        30,
                             --------------------------
                               1997     1996    1995
                             --------- ------- --------
Computed expected
   tax provision              35.0%    35.0%    35.0%
State income tax, net
   of federal benefit          1.3%     0.9%     1.0%

Permanently invested
earnings
   of foreign
subsidiaries, net
   of foreign income taxes   (10.6%)   (8.0%)   (9.4%)
Goodwill  amortization and
   other permanent items       2.7%     0.6%     0.5%

Research & development        (3.1%)   (0.9%)   (2.7%)
credit
Net change in valuation
   allowance                  10.4%    11.4%     6.4%
Other                          0.1%    (1.0%)   (0.4%)
                             --------- ------- --------
                              35.8%    38.0%    30.4%
                             ========= ======= ========


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                             ----------------------------------
                                                       September 30,
                                             ----------------------------------
(Dollars in thousands)                         1997         1996         1995
----------------------------                 --------     --------     --------
Deferred Tax Assets:
 Net operating loss carryforwards            $ 18,235     $ 16,578     $ 14,036

  Foreign tax credit carryforwards                 36           29           17
  Research credit carryforwards                  --             52          898
  AMT credit carryforwards                       --           --            650
  Deferred maintenance revenue                 16,078       11,307        9,564

  Accrued expenses                              2,784        2,134        1,694
  Bad debt allowance                              612          563          520
  Other                                           644          594          506
                                             --------     --------     --------
    Total gross deferred tax asset             38,389       31,257       27,885
Less valuation allowance                       14,603       12,470       11,256
                                             --------     --------     --------
    Total deferred tax asset                   23,786       18,787       16,629
                                             --------     --------     --------
Deferred Tax Liabilities:
  Unrealized gain on marketable
    securities                                 (3,850)        (255)         (98)
  Software capitalization, net                 (3,211)      (3,065)      (2,943)

  Other                                          --           (346)        --
                                             --------     --------     --------
   Total deferred tax liability                (7,061)      (3,666)      (3,041)
                                             --------     --------     --------
Net deferred tax asset                       $ 16,725     $ 15,121     $ 13,588
                                             --------     --------     --------

The net valuation allowance increased $2,133,000 from 1996 to 1997 and $1,214,000 from 1995 to 1996 primarily as a result of establishing allowances on pre-acquisition net operating losses of MAXM and net operating losses incurred in certain foreign tax jurisdictions. None of the allowance at September 30, 1997 is attributable to stock option deductions; consequently, any reversal of the valuation allowance will be reflected in a lower tax rate. Management believes future taxable income will be sufficient to realize the deferred tax benefit of the net deferred tax asset.

      At September 30, 1997, the Company had federal net operating loss carryforwards of approximately $43.8 million that will expire between 2003 and 2012. The losses were incurred by MAXM prior to acquisition and are subject to limitation.


5.  Leases, Notes Payable and Contingencies

Operating Leases
The Company leases its facilities and certain equipment under operating leases expiring at various dates through 2018. Minimum lease commitments for facilities and equipment at September 30, 1997 are as follows:

------------------------- --------------------
Year                              (Dollars in
                                   thousands)
------------------------- --------------------
1998                                  $ 8,125
1999                                    6,815
2000                                    3,789
2001                                    1,113
2002                                      449
Thereafter                              2,156
                                    ----------
                                      $22,447
                                    ==========

Total rent expense under operating leases was $8,692,000, $8,793,000 and $8,670,000, for 1997, 1996, and 1995, respectively.

Capital Leases
The Company leases certain computer equipment under long-term capital leases. Capitalized costs of $12,721,000, $16,484,000, and $12,898,000, are included in equipment, furniture and leasehold improvements at September 30, 1997, 1996 and 1995, respectively. Accumulated depreciation amounted to $10,288,000, $12,378,000, and $10,478,000, at September 30, 1997, 1996 and 1995,
respectively.

The following is a schedule of future minimum lease payments under long-term capital leases together with the present value of the net minimum lease payments as of September 30, 1997:




---------------------------------- --------------------
Year                               (Dollars in
                                   thousands)
---------------------------------- --------------------
1998                                          $  1,114
1999                                               780
2000                                               596
2001                                               615
                                             ----------
Total minimum lease payments                     3,105
Less amount representing interest                  377
                                             ----------
Present value of future minimum lease
payments                                         2,728
Amount due within one year                         933
                                             ----------
Amount due after one year                     $  1,795
                                             ==========



Notes Payable
The Company incurred a note payable as a result of an acquisition in 1994. The non-interest bearing obligation, net of discount based on an imputed interest rate of 8.25%, had a balance of $256,000 at September 30, 1997. The Company has an equipment note at 8.25% which had a balance of $113,000 at September 30, 1997. The notes payable are due as follows:



----------------------- ------------------------
Year                     (Dollars in thousands)
----------------------- ------------------------
1998                                       $319
1999                                         50
                                      ----------
Total notes payable                         369
Amount due within one year                  319
                                      ----------
Amount due after one year                  $ 50
                                      ==========


Total interest expense related to capital lease obligations and notes payable was $482,000, $419,000, and $623,000 in 1997, 1996 and 1995, respectively.

Line of Credit
During 1995, the Company entered into arrangements for the Japanese subsidiary for two lines of credit totaling $1,800,000. As of September 30, 1997, 1996 and 1995, there were outstanding balances of $1,016,000, $990,000 and $400,000, respectively. Interest rates on these lines of credit range from 1.63% to 1.75% per annum.

During 1995, MAXM Systems Corporation entered into a line of credit arrangement for $2,500,000. As of September 30, 1997 the balance has been paid in full.

At September 30, 1996, there was an outstanding balance of $2,160,000. The interest rate on the line of credit was prime rate plus 1.5%.

Litigation
The Company is involved in certain legal actions and claims arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without material effect on the Company's financial position or results of operations.

6.  Common Stock

Stock option plans
The 1995 Stock Option Plan (the 1995 plan), as amended, authorizes the grant of up to 1,125,000 shares of the Company's common stock to key employees and consultants of the Company. The exercise price is 100% of the fair market value of the stock on the date such options are granted.

The 1993 Nonemployee Directors' Stock Option Plan (the 1993 plan), as amended, authorizes the grant of up to 168,750 shares of the Company's common stock to nonemployee directors of the Company. The exercise price is 100% of the fair market value of the stock on the date such options are granted.

The 1986 Supplemental Stock Option Plan (the 1986 plan), as amended, which authorized the grant up to 7,965,000 shares of the Company's common stock under terms substantially the same as the 1995 Plan, expired November 1996.

Options outstanding under all plans are currently exercisable to the extent that the optionees have vested under the terms of their grant. Options generally vest at a rate of twenty-five percent per year and expire 10 years after the date of grant.

The number of options exercisable under all plans was 2,388,773, 2,369,799, and 2,086,124 at September 30, 1997, 1996 and 1995, respectively.

Employee Stock Purchase Plan
The Company adopted an Employee Stock Purchase Plan and, as amended, has reserved an aggregate total of 2,500,000 shares. Purchase rights under the plan are granted at 85% of the lesser of the market value on the offering date or the exercise date. Shares purchased under the plan were 132,262, 131,561 and 141,380 during 1997, 1996, and 1995, respectively. At September 30, 1997 there were 580,623 shares available for future purchases of which 59,911 were committed to be issued in October 1997.

Stock Incentive Plan
In September 1987, the Company adopted a Stock Incentive Plan and, as amended, entitles employees who have reached certain anniversary dates with the Company to receive the Company's common stock for each year of service. Shares issued under the plan were 5,540, 6,952, and 11,260 during 1997, 1996, and 1995, respectively. The Board has reserved 134,438 shares for issuance under the plan. At September 30, 1997, there were 5,622 shares available for future awards.

The following table summarizes activity of the stock option plans for the three years ended September 30, 1997:

                                                              Option Activity
                                                      ---------------------------------
                                                                      Weighted Average
                                    Options Available                    Exercise
                                    for Future Grant      Number           Price
                                    ----------------- --------------- -----------------
Balance, September 30, 1994               523,022        3,512,793        $ 4.92
Authorized increase                     1,350,000           --
  Options granted                      (1,207,125)       1,207,125         11.18
  Options exercised                        --             (486,137)         3.92
  Options canceled                        115,068         (115,068)         6.75
                                    ----------------- --------------- -----------------
Balance, September 30, 1995               780,965        4,118,713          6.83
Authorized increase                     1,125,000           --
  Options granted                        (930,488)         930,488         16.06
  Options exercised                        --             (620,682)         4.65
  Options canceled                         92,136          (92,136)         9.33
                                    ----------------- --------------- -----------------
Balance, September 30, 1996             1,067,613        4,336,383          9.10
  Options granted                        (592,500)         592,500         22.29
  Options exercised                        --             (732,412)         5.88
Options canceled                          183,630         (183,630)        14.09
----------------------------------- ----------------- --------------- -----------------
Balance, September 30, 1997               658,743        4,012,841        $11.37
----------------------------------- ----------------- --------------- -----------------


20

The following tables summarize the information about options outstanding at September 30, 1997:


                         Outstanding  options
                 ----------------------------------
                              Weighted    Weighted
                 Number of     Average     Average
Range of           Shares    Contractual Exercise
Exercise           (in        Life (in      Price
Prices           thousands)     years)
---------------- ----------- ----------- ----------
$2.74-$8.00        1,497        4.95      $ 5.01
$8.26-$16.00       1,703        7.71       12.55
$16.25-$33.66        813        9.26       20.65
---------------- ----------- ----------- ----------
Total              4,013        6.99      $11.37
================ =========== =========== ==========


                            Exercisable options
                         --------------------------
                          Number of     Weighted
                            Shares       Average
                             (in        Exercise
Range of Exercise Prices  thousands)      Price
------------------------ ------------- ------------
$2.74-$8.00                 1,420        $ 4.89
$8.26-$16.00                  894         11.68
$16.25-$33.66                  75         16.95
------------------------ ------------- ------------
Total                       2,389        $ 7.81
======================== ============= ============

These options will expire if not exercised at specific dates ranging from October 1997 to September 2007. Prices for options exercised during the three-year period ended September 30, 1997 ranged from $2.30 to $16.83.

Pro forma information
The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan, collectively called "options") granted subsequent to September 30, 1995 under the fair value method of that statement. The fair value of options granted in fiscal years 1996 and 1997 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                        Employee
                          Employee       Stock
                            Stock       Purchase
                           Options        Plan
                         ------------ -------------
                          1997  1996   1997   1996
------------------------ ------ ----- ------ ------
Expected life (in years)  5.5    5.5    .5     .5
Risk-free interest rate   6.2%   6.3%  5.7%   5.5%
Volatility                 .43    .42   .50    .40
------------------------ ------ ----- ------ ------

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during 1997 and 1996 was $10.83 and $7.70 per share, respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during 1997 and 1996 was $6.00 and $4.51, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The Company's pro forma information follows (in thousands except for earnings per share information):

                              1997       1996
--------------------------- --------- ----------
Pro forma net income        $11,344    $10,689
Pro forma earnings per      $  0.57    $  0.56
share
--------------------------- --------- ----------

The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS No. 123 is applicable only to options granted subsequent to September 30, 1995, the pro forma effect will not be fully reflected until 2000.

7.    Foreign Operations

The company operates predominantly in one industry segment. The following table summarizes selected financial information of the Company's operations by geographic location:

                     -----------------------------------
                         Years Ended September 30,
                     -----------------------------------
(Dollars in
thousands)              1997        1996        1995
-------------------- ----------- ----------- -----------
Revenues:
  United States and
      Canada         $  78,574    $ 69,242    $ 70,076
  Europe                91,322      87,138      75,390
  Other                 27,201      23,771      23,561
                     ----------- ----------- -----------
Consolidated         $ 197,097    $180,151    $169,027
                     ----------- ----------- -----------

Operating income:
  United States and
      Canada         $   2,252    $  1,658    $  1,983
  Europe                 7,837      10,084       7,718
  Other                  1,725       1,087       3,084
                     ----------- ----------- -----------
Consolidated         $  11,814    $ 12,829    $ 12,785
                     ----------- ----------- -----------

Identifiable
assets:
  United States and
      Canada         $ 144,137    $126,791    $106,762
  Europe               115,966      98,917      80,248
  Other                 12,596      11,773       8,392
  Eliminations         (12,555)    (12,941)    (12,575)
                     ----------- ----------- -----------
Consolidated         $ 260,144    $224,540    $182,827
                     ----------- ----------- -----------

Included in operating income but excluded from revenues are royalties charged to international operations by domestic operations which aggregated $21,464,000, $21,192,000 and $17,550,000 in 1997, 1996, and 1995, respectively.


Market for the Registrant's Common Stock and Related Stockholder Matters

The Company's common stock has been traded in the over-the-counter market under the NASDAQ symbol "BOOL" since the Company's initial public offering on February 3, 1984. The number of stockholders of record of the Company's common stock as of October 31, 1997 was 591. The Company has not paid any cash dividends since 1978 on its common stock, with the exception of payment of partial shares as a result of the stock splits in 1994, 1995 and 1996. The Company anticipates that for the foreseeable future, it will continue to retain its earnings for use in its business. The table on page 2 reflects the range of high and low closing bid quotations for each period indicated as reported by NASDAQ.

These quotations represent prices between dealers without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions.

The Board of Directors and Stockholders
Boole & Babbage, Inc.

We have audited the accompanying consolidated balance sheets of Boole & Babbage, Inc. as of September 30, 1997, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of MAXM Systems Corporation, which statements reflect total assets and a net loss constituting $14.5 million and $6.6 million, respectively, of the related 1996 consolidated financial statements totals, and which statements reflect total assets and a net loss constituting $15.9 million and $0.8 million, respectively, of the related 1995 consolidated financial statements totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for MAXM Systems Corporation, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boole & Babbage, Inc. at September 30, 1997, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Ernst & Young LLP
San Jose, California
October 24, 1997