Form 10-K, Exhibit 13
period 1998-09-30
BOOLE & BABBAGE INC
filed 1998-12-29
CIK 734394

Exhibit 13.1

Boole & Babbage, Inc.
Selected Consolidated Financial Data

                                                                                         Years ended September 30,
                                                                 -------------------------------------------------------------------
(In thousands, except per share amounts)                             1998           1997          1996       1995(a)        1994
------------------------------------------------------------------------------------------------------------------------------------

Revenue                                                               $218,236      $197,097     $180,151     $169,027     $141,600

Expenses                                                               181,954       185,283      167,322      156,242      137,234
                                                                 --------------  ------------  -----------  -----------  -----------
       Operating Income                                                 36,282        11,814       12,829       12,785        4,366

Interest and other income, net                                          14,632         9,180        5,643        5,414        1,306
                                                                 --------------  ------------  -----------  -----------  -----------
Income before income taxes                                              50,914        20,994       18,472       18,199        5,672

Provision for income taxes                                              14,260         7,525        7,015        5,076        3,570
                                                                 --------------  ------------  -----------  -----------  -----------

Net income                                                             $36,654       $13,469      $11,457      $13,123       $2,102
                                                                 ==============  ============  ===========  ===========  ===========

Basic earnings per share                                                 $1.31         $0.49        $0.43        $0.51        $0.09

Diluted earnings per share                                               $1.20         $0.45        $0.40        $0.47        $0.08

Weighted average common shares outstanding                              28,045        27,715       26,565       25,535       24,285

Weighted average common shares outstanding assuming dilution            30,580        30,145       28,815       27,700       25,725


Balance sheet data:
     Cash, cash equivalents and short-term investments                 $92,506       $56,973      $62,010      $42,047      $39,794
     Total assets                                                     $309,926      $260,144     $224,540     $182,827     $145,621
     Long-term debt                                                     $1,592        $1,845       $3,269       $2,075       $7,830
     Deferred maintenance revenue                                     $113,128       $91,714      $80,190      $61,468      $49,172
     Stockholders' equity                                             $140,553      $118,502      $95,064      $78,501      $47,482

(a) Includes $1.507 million ($0.06 basic earnings per share and $0.05 diluted per share) of extraordinary gain on forgiveness of debt in fiscal 1995.

                                  Exhibit 13.1

Boole & Babbage, Inc.
Quarterly History
(Unaudited)


(In thousands, except per share amounts)                 Q1 97    Q2 97    Q3 97    Q4 97    Q1 98    Q2 98    Q3 98     Q4 98
---------------------------------------------------------------------------------------------------------------------------------
Revenue:
   Product licensing                                     $27,278  $25,057  $26,784  $29,790  $30,209  $30,976  $29,922   $33,613
   Maintenance fees and other                             22,483   21,394   21,972   22,339   22,724   22,611   23,758    24,423
                                                        -------------------------------------------------------------------------
      Total revenue                                       49,761   46,451   48,756   52,129   52,933   53,587   53,680    58,036
                                                        -------------------------------------------------------------------------

Costs and expenses:
   Cost of product licensing                               3,978    3,312    3,676    4,064    4,211    3,295    3,741     3,122
   Cost of maintenance fees and other                      6,016    4,200    4,495    5,040    5,135    5,519    5,788     6,486
   Product development                                     6,387    5,876    6,310    6,308    6,455    6,415    6,325     6,421
   Sales and marketing                                    25,126   22,132   23,277   25,282   24,391   24,766   24,939    25,884
   General and administrative                              5,325    4,348    4,344    4,478    4,501    4,933    4,545     5,082
   Acquisition and nonrecurring costs                      --      11,309    --       --       --       --       --       --
                                                        -------------------------------------------------------------------------
      Total costs and expenses                            46,832   51,177   42,102   45,172   44,693   44,928   45,338    46,995
                                                        -------------------------------------------------------------------------

      Operating income (loss)                              2,929   (4,726)   6,654    6,957    8,240    8,659    8,342    11,041

Interest and other income, net                             1,588    2,228    2,758    2,606    3,383    4,475    3,570     3,204
                                                        -------------------------------------------------------------------------
Income (loss) before taxes                                 4,517   (2,498)   9,412    9,563   11,623   13,134   11,912    14,245
Provision (benefit) for income taxes                       2,600     (195)   2,820    2,300    3,255    3,680    3,340     3,985
                                                        -------------------------------------------------------------------------

Net income (loss)                                         $1,917  ($2,303)  $6,592   $7,263   $8,368   $9,454   $8,572   $10,260
                                                        =========================================================================

Basic earnings per share                                   $0.07   ($0.08)   $0.24    $0.26    $0.30    $0.34    $0.30     $0.37

Diluted earnings per share                                 $0.06   ($0.08)   $0.22    $0.24    $0.27    $0.31    $0.28     $0.34

Weighted average common shares outstanding                27,205   27,615   27,900   28,120   28,105   28,120   28,245    28,025

Weighted average common shares outstanding
  assuming dilution                                       29,545   30,180   30,145   30,595   30,675   30,710   30,825    30,430

Stock Price (closing bid)
   High                                                   $16.67   $18.00   $15.83   $21.33   $21.58   $24.88   $25.81    $25.25
   Low                                                    $11.00   $14.67   $13.50   $14.09   $17.29   $18.67   $21.63    $19.75

                                       2

                                  Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION & RESULTS OF OPERATIONS

The table  below sets forth the  results of  operations  of the  Company for the three fiscal years ended September 30, 1998:
                                                              PERCENTAGE OF REVENUE                           YEAR-TO-YEAR
                                                            YEARS ENDED SEPTEMBER 30,                       PERCENTAGE CHANGE
                                                   ---------------------------------------------      ------------------------------
                                                      1998             1997             1996           98 vs. 97         97 vs. 96
------------------------------------------------------------------------------------------------------------------------------------
Revenue:
     Product licensing                                  57.1%            55.3%            52.9%             14.5%             14.4%
     Maintenance fees and other                         42.9%            44.7%            47.1%              6.0%              3.8%
                                                   -----------      -----------      -----------      ------------       -----------
         Total revenue                                 100.0%           100.0%           100.0%             10.7%              9.4%

Costs and expenses:
     Cost of product licensing                           6.6%             7.6%             8.5%             -4.4%             -2.1%
     Cost of maintenance fees and other                 10.5%            10.0%            10.8%             16.1%              1.4%
     Product development                                11.8%            12.6%            12.5%              3.0%             11.4%
     Sales and marketing                                45.8%            48.6%            50.9%              4.3%              4.4%
     General and administrative                          8.7%             9.4%            10.1%              3.1%              0.6%
     Acquisition and nonrecurring costs                 --                5.7%            --                  N/A               N/A
                                                   -----------      -----------      -----------      ------------       -----------
         Total costs and expenses                       83.4%            93.9%            92.8%             -1.8%             10.7%
                                                   -----------      -----------      -----------      ------------       -----------

         Operating income                               16.6%             6.1%             7.2%            207.1%             -7.9%

Interest and other income, net                           6.7%             4.7%             3.1%             59.4%             62.7%
                                                   -----------      -----------      -----------      ------------       -----------
Income before provision for income taxes                23.3%            10.8%            10.3%            142.5%             13.7%
Provision for income taxes                               6.5%             3.8%             3.9%             89.5%              7.3%
                                                   -----------      -----------      -----------      ------------       -----------
Net income                                              16.8%             7.0%             6.4%            172.1%             17.6%
                                                   ===========      ===========      ===========      ============       ===========

                                       3

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

Accounting Pronouncements
Statement of Position (SOP) 97-2, "Software Revenue Recognition" and (SOP) 98-4 "Deferral of the Effective Date of a Provision of (SOP) 97-2" were issued in October 1997 and March 1998, respectively, and address software revenue recognition. SOP 97-2 and SOP 98-4 supersede SOP 91-1 and are effective for transactions entered into for fiscal years beginning after December 15, 1997 and will therefore be adopted for the Company's fiscal year 1999, beginning October 1, 1998. Based on its reading and interpretation of SOP 97-2 and SOP 98-4, the impact will not be material to the Company's revenues and earnings.

In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. This SOP also requires that costs related to the preliminary project stage and the post-implementation/operations stage of an internal-use computer software development project be expensed as incurred. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 31, 1998, which, in the case of the Company is October 1, 1999. SOP 98-1 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued. Under SFAS No. 130, all items that meet the definition of comprehensive income will be separately reported for the period in which they are recognized. The only impact will be that comprehensive income, which will include changes in the balances of items that are reported separately in the Stockholders' Equity section of the Consolidated Balance Sheets, will be either reported in a separate statement or at the bottom of the Consolidated Statements of Earnings. This statement is effective for fiscal years beginning after December 15, 1997, which, in the case of the Company, is October 1, 1998.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997. SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis used internally for evaluating segment performance and resource allocation. SFAS No. 131 is effective for fiscal years beginning after December 31, 1997, and disclosure is not required in interim financial statements in the initial year of adoption. Accordingly, the Company will reflect SFAS No. 131 information in its Consolidated Financial Statements for the September 30, 1999, fiscal year. The Company is currently assessing the SFAS No. 131 requirements.

Year 2000
The Company is currently taking steps to address Year 2000 issues in the following three areas: (1) internal systems (including information technology such as financial and order entry systems and non-information technology systems such as phones and facilities); (2) products sold by the Company; and (3) the readiness of third parties with whom the Company has business relationships. A Year 2000 readiness plan has been implemented for world-wide operations relating to all of these areas consisting of three phases. Phase One (inventory) consists of identifying all of the systems, products and relationships that may be impacted by Year 2000. Phase Two (assessment) involves determining the current state of Year 2000 readiness for those areas identified in the inventory phase and prioritizing areas that need to be fixed. Phase Three (action) will consist of fixing the areas in order of that priority. The Company currently expects to be in compliance for all of the targeted areas by the end of the 1999 fiscal year (September 1999).

For Boole & Babbage products, the Company is in the action phase of our plan. As detailed on its web site (boole.com), most of the Company's most current versions of its products have been designed and tested to be Year 2000 compliant. Some of the Company's customers are running product versions that are not year 2000 compliant. The Company has been encouraging such customers to migrate to current product versions. It is possible that the Company may experience increased expenses in addressing migration issues for such customers. In addition, there can be no assurances that the Company's current products do not contain undetected errors or defects associated with year 2000 date functions that may result in material costs to the Company. Some analysts have stated that a significant amount of litigation will arise out of year 2000 compliance issues, and the Company is aware of a growing number of lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent the Company may be affected by it. Approximately 14% of the Company's total revenue is from the products of one third-party vendor, New Dimension Software. As detailed on their Web site (ndsoft.com), most products are Year 2000 compliant or will be by December 31, 1998. Other third party vendors, comprising less than 3% of total revenue, have provided us written assurances that all their products will be made compliant by the end of 1999.

The Company is currently in the assessment and action phase of the plan for both the internal systems and third party relationships. With respect to its internal systems, the Company is taking steps to prepare its systems for the Year 2000 date change. The Company expects to substantially complete these efforts at the end of calendar 1998, with extensive testing to continue through 1999. Although the Company does not believe that it will incur any material costs or experience material disruptions in its business associated with preparing its internal systems for the year 2000, there can be no assurances that the Company will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems, which are composed of third party software, third party hardware that contains embedded software and the Company's own software products. The Company uses only large, high credit quality financial institutions, all of which have made representations that they are already Year 2000 compliant. The Company does not make significant purchases from any one vendor and therefore does not believe that any vendor non-compliance related to Year 2000 would materially disrupt operations.

While Year 2000 costs incurred to date have not been material, we will incur additional costs as we complete the project phases. Based on preliminary assessments resulting from the early phases of our plan in each of the targeted areas, we are currently unable to determine whether additional costs to achieve Year 2000 readiness will be material. Additional costs incurred may include but are not limited to: the cost of producing and distributing free solutions for products that are not Year 2000 ready; the impact of lost sales due to distribution of free Year 2000 ready solutions for affected products; the administrative costs of completing the Year 2000 project; the cost of correcting our internal systems; and the cost of implementing necessary contingency plans.

The above discussion regarding costs, risks and estimated completion dates for the Year 2000 is based on our best estimates given information that is currently available, and is subject to change. As we continue to progress with this initiative, we may discover that actual results will differ materially from these estimates.

Euro Currency
The European Union's adoption of the Euro single currency raises a variety of issues associated with the Company's European operations. Although the transition will be phased in over several years, the Euro will become Europe's single currency on January 1, 1999. The Company is assessing Euro issues related to its product pricing, contracts, treasury operations and accounting systems. Although the evaluation of these items is still in process, the Company believes that the hardware and software systems it uses internally will accommodate this transition and any required policy or operating changes will not have a material adverse effect on future results.

Revenue
The Company  derives  its  revenues  primarily  from the  licensing  of computer
software  programs,   the  sales  of  software  maintenance  services  and  from consulting  and  education  services.  The  following  table shows  year-to-year percentage changes as reported and without the effect of currency rate changes.
                                                                             Without Currency
Growth Rates:                                     As Reported                      Effect
                                           ---------------------------    ------------------------
Product Licensing                             98 vs. 97    97 vs. 96     98 vs. 97     97 vs. 96
Product Group:
  Distributed                                     54.7%         4.9%         59.8%         13.2%
  Mainframe                                        0.8%        18.0%          5.2%         26.4%
                                                  -----        -----         -----         -----
                                                  14.5%        14.4%         19.1%         22.7%
                                                  =====        =====         =====         =====

Sales Channel:
  Domestic                                        27.6%        23.5%         27.6%         23.5%
  International                                    7.1%         9.8%         14.4%         22.3%
                                                  -----        -----         -----         -----
                                                  14.5%        14.4%         19.1%         22.7%
                                                  =====        =====         =====         =====

Maintenance fees and other                         6.0%         3.8%         10.1%         10.6%
                                                  =====        =====         =====         =====

Total revenue                                     10.7%         9.4%         15.1%         17.0%
                                                  =====        =====         =====         =====

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

Products
The Company anticipates that the Distributed group of products will show higher growth rates for fiscal 1999. However, the Company competes with certain companies who have much greater financial and operational resources along with larger customer bases. This could allow those companies to bundle competing products with more established non-competing products in order to gain a marketing advantage. In addition, the Company is dependent on the success of its new Explorer family of Windows NT and Web-based products relating to its new Desired-State Management initiative. This initiative represents a significant expansion of the SpaceView, COMMAND/POST and Command MQ product lines. There is also a potential diversion of customers' business attention and project funding toward Year 2000 projects. Due to these factors, there can be no assurances that new or even existing products will achieve significant market acceptance or competitive success and thus contribute to revenue growth.

     Mainframe products include Plex products which enable customers to handle large groups of computer processors, particularly the parallel processing machines from IBM. In the mainframe market, industry analysts have projected that systems management spending will only grow at approximately 5% per year through the year 2000. They also project that while the majority of large data centers have adopted a sysplex strategy, mid-size data centers will not broadly adopt these parallel processors until 1999 or later. Thus, despite a somewhat flat mainframe market, the Company's product licensing growth has benefited by data centers adopting this new technology. This has also helped to increase the number of competitive replacements that in 1998 accounted for approximately 9% of total revenue compared with approximately 5% in 1997. These occur primarily through multi-year licensing agreements that comprised approximately 38% of the total revenue in 1998 and 36% in 1997. Thus, future growth rates could be materially and adversely affected if these parallel processors do not gain significant market acceptance among the mid-size data centers, if the rate of successful competitive replacements slows, or if customer spending shifts away from traditional mainframes to technology platforms where the Company does not have significant product acceptance.

Markets
Domestic:

Domestic licensing comprised 40.2%, 36.1% and 33.5% of total product licensing for 1998, 1997, and 1996, respectively. Domestic product licensing grew 27.6% and 23.5% in 1998 and 1997, respectively. For growth to continue in the domestic market, the company is dependent on continued productivity increases as well as the ability to generate larger size transactions, primarily through multi-year contracts and competitive replacements.

International:
In 1998, the Company's licensing from its international operations, comprised of foreign subsidiaries and marketing agents, increased 7.1% as a result of solid growth in Europe and South America despite unfavorable currency exchange rates. In the Asia-Pacific area, except for its subsidiaries in Japan and Australia, the Company took a conservative position and only booked new revenues on a cash basis from the distributors in the other markets of this region to avoid potential impact from the current economic turmoil and uncertainties regarding payment on product orders. In 1997, the increase was 9.8% as a result of solid growth in all channels despite unfavorable currency exchange rates. In addition to the risks described above, since the majority of product licensing is derived from international markets, the Company's overall operations and financial results could be significantly and adversely affected by such international factors as changes in currency exchange rates and specific regional or country political and economic circumstances.

Maintenance Fees and Other
Maintenance revenue is generated from services the Company provides including technical support, product enhancements, system updates and user documentation. Maintenance revenue also includes maintenance services for an initial period ranging from six months to one year which is included in the initial charge when the Company licenses its software products under a long-term agreement. Thereafter on each anniversary date of the license, the customer may elect to renew its maintenance agreement with the Company. Customers may also elect to purchase advance maintenance at the time of product licensing for maintenance periods beyond the first year. Included in maintenance fees and other is revenue from consulting and education services, computer services, hardware sales and royalties from IBM for the jointly developed CICS product. In July 1996, the Company entered into a long-term licensing agreement requiring IBM to make royalty payments, based upon their sales of the product, of up to approximately $10 million for the period from the fourth quarter of 1996 through the second quarter of fiscal 1999. The Company has recognized $8.4 million in revenue of which $7.4 million has been paid through September 30, 1998. Since there are no minimum generated amounts, actual royalties due to the Company may be below the annual maximum amounts. The Company records royalty revenue based upon reporting from IBM.

     The increases in maintenance fees and other are mainly the result of increased product licensing in the previous years combined with relatively high renewal rates, higher consulting revenue and increased royalties from IBM under the July 1996 agreement. In 1998, consulting and education revenue was 7.8% of maintenance fees and other compared to 5.2% in 1997.

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

     The Company anticipates that maintenance revenue in 1999 will increase due to the higher license revenue growth in 1998, although it will continue to be negatively impacted by reduced revenue associated with site consolidations, non-CPU specific pricing and discounted multiple-year maintenance packages.

     The Company must continue to generate new product licensing revenues and also continue to provide high quality maintenance support and upgrades to ensure future maintenance revenue increases.

Costs and expenses
The following table shows year-to-year percentage changes of costs and expenses, excluding acquisition and non-recurring costs, as reported and without the effect of currency rate changes.

                                                                              Without Currency
Growth Rates:                                     As Reported                      Effect
                                           ---------------------------    ------------------------
                                              98 vs. 97     97 vs. 96    98 vs. 97     97 vs. 96
Cost of product licensing                       (4.4%)        (2.1%)         0.6%         6.9%
Cost of maintenance fees and other               16.1%          1.4%        20.7%         7.9%
Product development                               3.0%         11.4%         3.8%        13.0%
Sales and marketing                               4.3%          4.4%         8.6%        11.2%
General and administrative                        3.1%          0.6%         6.4%         5.1%
                                                  ----          ----         ----        -----
           Total costs and expenses               4.6%          4.0%         8.4%        10.0%
                                                  ====          ====         ====        =====

Cost of Product Licensing
Cost of product licensing consists primarily of royalties paid to independent software authors and amortization of purchased and internally developed software. In both years, the increases relate primarily to higher royalty costs due to increased third party sales. In the third quarter of 1996 there was a charge of approximately $1 million on the remaining royalty commitments on a third-party product. In general, fluctuations in the relationship of cost of product licensing to revenue are caused primarily by changes in licensing revenue mix, royalty agreements, and amortization of capitalized software.

Cost of Maintenance Fees and Other
Cost of maintenance fees and other consists primarily of cost of product maintenance support, royalties paid to independent software authors, amortization of purchased and internally developed software, the cost to provide educational and consulting services and costs related to certain computer services. In 1998, the increase is primarily due to higher costs to provide consulting and education and to a lesser extent, higher royalty costs and increased support costs. In 1997, the increase was due primarily to higher third-party royalties in Europe as a result of the expiration of a reduced rate from a third-party vendor which was in effect from the second quarter of fiscal 1995 to the fourth quarter of fiscal 1996. Cost of educational and consulting services was up in proportion to the service revenue increase although this was partially offset by lower maintenance support costs. In general, fluctuations in the relationship of cost of maintenance fees and other to revenue are caused primarily by changes in maintenance revenue mix, educational and consulting revenue, maintenance support, royalty agreements, and amortization of capitalized software.

Product Development
The increase in product development in 1998 is primarily attributable to higher research and development ("R&D") personnel costs due to increased headcount offset by decreased expenses relating to supporting the IBM jointly developed CICS product. In 1997, the increase in product development is primarily due to increased headcount and consulting costs. The Company capitalizes development costs in accordance with Statement of Financial Accounting Standards No. 86. To the extent the Company capitalizes its product development costs, the effect is to defer such costs to future periods and match them to the revenue generated by the products. R&D expenditures were 17% of revenue (excluding third party) for 1998 and 16% in 1997 while the amount of R&D capitalized was 17% and 15% of these gross R&D expenditures in 1998 and 1997, respectively. Product development expenses may fluctuate annually depending in part upon the number and status of internal software development projects.

Sales and Marketing
The increase in sales and marketing in 1998 is primarily a result of higher commissions on increased product licensing, increased headcount, and more product marketing costs. In 1997, the increase in sales and marketing was primarily a result of higher sales commissions on increased product licensing. In addition, 1997 had higher product marketing costs and international sales costs.

General and Administrative
In 1998, the increase in general and administrative costs was due to higher legal costs, MIS consulting costs and performance-based accruals. The increase in costs in 1997 is primarily attributable to higher personnel and consulting costs, European facility costs and performance-based accruals.

Acquisition and Non-recurring Costs
During the second quarter of 1997, the Company had approximately $11.3 million of non-recurring costs comprised of $1 million of purchased R&D costs and $10.3 million of acquisition costs related to the acquisition of MAXM. These acquisition costs consisted primarily of $4.0 million of termination costs related to reseller agreements, $2.8 million of employee costs, $1.6 million of costs related to closing redundant facilities and $1.9 million of legal, accounting, broker fees and other.

Interest and Other Income, Net
Interest and other income consists principally of interest income or expense and gain or loss from sales of investments, currency or disposal of assets. In 1998, the 59.4% increase consisted primarily of higher interest income on more lease contracts and gains on sales of equity investments. This was partially offset by lower currency gains in Europe in the current year. An increase of 62.7% over 1996 was primarily the result of higher interest income on more lease contracts receivable, lower interest expense as the MAXM line of credit was paid off in 1997 and less currency losses. As further described in Note 1, the Company has a hedging program to attempt to reduce its exposure to currency fluctuations.

Income Taxes
The effective tax rates were 28.0%, 35.8%, and 38.0% for 1998, 1997 and 1996, respectively. Without the impact of non-deductible acquisition costs and pre-acquisition operating losses of MAXM, the effective tax rates were 28.5% and 28.0% for 1997 and 1996, respectively. It is anticipated that the Company's effective tax rate in 1999 will approximate the 1998 rate. The Company's effective tax rates differ from the federal statutory rate primarily due to permanently invested earnings of foreign subsidiaries being taxed at rates lower than the federal statutory rate and tax credits for increased research and development. At September 30, 1998, the Company had carryforwards of MAXM's pre-acquisition federal net operating losses of approximately $45.7 million that will expire between 2003 and 2012. The losses were incurred by MAXM prior to acquisition and are subject to limitation. Management believes future taxable income will be sufficient to realize the deferred tax benefit of the net deferred tax asset.

Quantitative and Qualitative Disclosure about Market Risk
Interest Rate Risk:
The Company's exposure to market risk for changes in interest rates relate primarily to the Company's short-term investment portfolio and long-term debt obligations. The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with high credit quality issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk. The Company mitigates default risk by investing in only the highest credit quality securities and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any
investment  issuer  or  guarantor.   The  portfolio   includes  only  marketable
securities with active secondary or resale markets to ensure portfolio liquidity. All short-term investments mature in fiscal 1999. Cash equivalents of $16.1 million have an average fixed interest rate of 4.0% or 6.5% average taxable equivalent fixed interest rate. Short-term investments of $46.2 million have an average fixed interest rate of 3.9% or 5.8% average taxable equivalent fixed interest rate.

The Company has no cash flow exposure due to rate changes for its $2.4 million capital lease obligations. The average fixed interest rate on all capital leases is 7.6% and matures as described in Note 5. In addition, the Company has a note payable of $50,000 note payable due in fiscal 1999.

Foreign Exchange Risk:
The Company has a hedging strategy to attempt to minimize the short-term impact of foreign currency fluctuations on its net asset position in foreign currencies. The gains and losses on these contracts are netted with gains and losses on the revaluation of the net asset position and are included in income in the period in which the exchange rates change. The foreign currency forward contracts have a term of ninety days or less and settle immediately after the end of the fiscal year. The contracts are marked-to-market and the fair value upon settlement approximates the carrying value. It is the Company's policy to hedge approximately 75% to 100% of the net asset position. The following table provides information about the Company's foreign exchange forward contracts at September 30, 1998.

                                        Notional      Average
                                         Amount       Contract
                                         (mil $)        Rate
                                      ------------- ------------
Pound sterling                            $15.8        1.6895
Deutsche marks                             15.8        1.6640
French francs                               7.2        5.5765
Italian lira                                6.3       1649.30
Spanish peseta                              2.8        141.80
Belgium francs                              2.2         34.60
Swiss francs                                2.6         1.387
Swedish krona                               1.9         7.853
Dutch guilders                              1.0         1.891
Austrian schilling                          1.7        11.798
Japanese yen                                2.6        135.10
Australian dollars                          1.1        0.5939
                                          -----
                                          $61.0
                                          =====

Beginning the first quarter of fiscal 1998, the Company implemented a program of purchasing foreign currency option contracts as an economic hedge for a portion of the net revenue of the Company's foreign subsidiaries. The premium cost of the options is expensed in the period in which they are purchased. Realized option gains are recorded as income in the period in which the options are exercised. Fair values are based upon quoted prices in an active market. The following table provides information about the Company's foreign currency option contracts, all of which expire in fiscal 1999, at September 30, 1998.

                                         Notional      Average
                                          Amount      Contract     Fair Value
                                          (mil $)       Rate        (thou $)
                                      ------------- ------------ ------------
Pound sterling                              $2.7       1.6579         $30.7
Deutsche marks                               9.6       1.7238          87.2
Japanese yen                                 2.5       132.05         131.3
                                           -----                     ------
                                           $14.8                     $249.2
                                           =====                     ======


Subsequent Event
On November 2, 1998 the Company and BMC Software, ("BMC"), entered into an Agreement and Plan of Reorganization. The merger contemplated therein will be accomplished by the issuance of 0.675 shares of BMC stock for each share of the Company's common stock. This transaction is expected to close in the second quarter in fiscal 1999 and to be accounted for using the pooling of interests method. The merger is subject to a number of customary closing conditions, including antitrust approval and approval by the stockholders of the Company. See Note 8 of Notes to Consolidated Financial Statements. See also the Company's Current report on Form 8-K dated November 10, 1998 and BMC's Form S-4 dated November 13, 1998 for a description of the merger.

Litigation
Platinum Technology, Inc., ("Platinum"), filed a Complaint and Motion for Preliminary Injunction on Nov. 13, 1998 in the Circuit Court of the Eighteenth Judicial Circuit Chancery Division, Dupage County, Wheaton, Ill.

The complaint alleges that the Company is in breach of a standstill and exclusive negotiation agreement with Platinum, and further, that BMC Software, Inc. tortiously interfered with such alleged agreement when it negotiated and executed the merger agreement announced on Nov. 2, 1998. Platinum seeks entry of an injunction voiding this merger agreement and requiring the Company to negotiate exclusively with it for an uninterrupted 120-day period.

The Company is currently evaluating the complaint but believes that the claims by Platinum are without merit, and intends to vigorously defend itself against the allegations in the complaint. The Company continues to believe that the BMC merger agreement is in the best interests of its shareholders.

Liquidity and Capital Resources
At September 30, 1998, the Company's cash, cash equivalents and short-term investments were $92,506,000. The Company continues to use installment payment plans to gain a competitive advantage during the sales process and had outstanding installment receivables of $128,460,000 at September 30, 1998. The Company periodically sells portions of installments receivables subject to limited recourse provisions. During 1998, the Company sold $43,986,000.

The Company continues to finance its growth through funds generated from operations. For the year ended September 30, 1998 net cash provided by operating activities was $18,775,000. Net cash used in investing activities in 1998 was $28,251,000, primarily for purchases of short-term investments, internally developed and purchased capitalized software and acquisition of computers. Cash provided by investing activities was due to proceeds from sales of equity securities. Net cash provided by financing activities in 1998 was $20,831,000, primarily from the sale of lease contracts receivable, the exercise of employee stock options and stock purchases through the Employee Stock Purchase Plan. Cash used for financing activities relates to the Company's stock repurchase program and to debt payment.

         In July 1997, a share repurchase plan was adopted which authorized the Company to acquire 750,000 (post-split) shares of its common stock. The Company's previous stock repurchase plan was rescinded in accordance with pooling of interest accounting in connection with the MAXM acquisition. In August 1998, an additional 1,000,000 shares were approved for repurchase. Total shares repurchased under this plan were 1,223,000 and 127,500 during fiscal 1998 and 1997, respectively, with aggregate purchase prices of $26,919,000 and $2,072,000. The Board of Directors rescinded the plan October 30, 1998 in accordance with pooling of interest accounting in connection with BMC's acquisition of the Company.

         The Company evaluates business acquisition opportunities that complement its strategic plans and believes existing cash balances and funds generated from operations will be sufficient to meet its liquidity requirements for the foreseeable future.

                                  Exhibit 13.1

Boole & Babbage, Inc.
Consolidated Statements of Income


                                                                                        Years Ended September 30,
                                                                             -------------------------------------------------
(In thousands, except per share amounts)                                        1998               1997              1996
------------------------------------------------------------------------------------------------------------------------------
Revenue:
      Product licensing                                                         $124,720           $108,909           $95,219
      Maintenance fees and other                                                  93,516             88,188            84,932
                                                                             ------------      -------------      ------------
           Total revenue                                                         218,236            197,097           180,151
                                                                             ------------      -------------      ------------

Costs and expenses:
      Cost of product licensing                                                   14,369             15,030            15,355
      Cost of maintenance fees and other                                          22,928             19,751            19,483
      Product development                                                         25,617             24,881            22,326
      Sales and marketing                                                         99,980             95,817            91,766
      General and administrative                                                  19,060             18,495            18,392
      Acquisition and nonrecurring costs                                            --               11,309              --
                                                                             ------------      -------------      ------------
           Total costs and expenses                                              181,954            185,283           167,322
                                                                             ------------      -------------      ------------

Operating income                                                                  36,282             11,814            12,829

Interest and other income, net                                                    14,632              9,180             5,643
                                                                             ------------      -------------      ------------
Income before provision for income taxes                                          50,914             20,994            18,472

Provision for income taxes                                                        14,260              7,525             7,015

                                                                             ------------      -------------      ------------
Net income                                                                       $36,654            $13,469           $11,457
                                                                             ============      =============      ============

Basic earnings per share                                                           $1.31              $0.49             $0.43

Diluted earnings per share                                                         $1.20              $0.45             $0.40

Weighted average common shares outstanding                                        28,045             27,715            26,565

Weighted average common shares outstanding assuming dilution                      30,580             30,145            28,815

See accompanying notes

                                  Exhibit 13.1


Boole & Babbage, Inc.
Consolidated Balance Sheets

                                                                                                September 30,
                                                                               ---------------------------------------------
(Dollars in thousands)                                                            1998             1997             1996
----------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                                     $46,354          $33,923          $37,260
    Short-term investments                                                         46,152           23,050           24,750
    Accounts receivable, net                                                       23,213           26,412           27,955
    Installment and other receivables, net                                         64,600           65,469           46,221
    Deferred tax asset                                                              8,359            6,154            5,649
    Prepaid expenses and other current assets                                       7,136            4,513            4,383
                                                                               -----------      -----------      -----------
            Total current assets                                                  195,814          159,521          146,218

Purchased and internally developed software, net                                   12,898           12,152           11,614
Equipment, furniture and leasehold improvements, net                               11,225            9,968           12,763
Long-term installment and other receivables                                        59,089           52,290           39,141
Long-term deferred tax asset                                                       14,390           10,571            9,472
Costs in excess of net assets of purchased businesses, net                            607              634              660
Other assets                                                                       15,903           15,008            4,672
                                                                               -----------      -----------      -----------
            Total assets                                                         $309,926         $260,144         $224,540
                                                                               ===========      ===========      ===========


Liabilities and Stockholders' Equity
Current liabilities:
     Accounts payable                                                             $10,136           $8,895           $7,605
     Accrued payroll expense                                                       11,625            9,840            7,890
     Other accrued liabilities                                                     32,051           27,080           25,090
     Short-term borrowings                                                             --            1,016            3,150
     Notes payable due within one year                                                 50              319              469
     Capital lease obligations due within one year                                    791              933            1,813
     Deferred maintenance revenue                                                  57,532           53,432           51,241
                                                                               -----------      -----------      -----------
            Total current liabilities                                             112,185          101,515           97,258

Notes payable due after one year                                                       --               50              444
Capital lease obligations due after one year                                        1,592            1,795            2,825
Deferred maintenance revenue due after one year                                    55,596           38,282           28,949

Stockholders' equity:
     Preferred stock, 2,000,000 shares authorized, $.001 par value, none issued        --               --               --
     Common stock, $.001 par value, authorized--45,000,000 shares; issued--
         30,733,364 (29,969,715 and 28,667,061 in 1997 and 1996, respectively)         31               30               29
     Additional paid-in capital                                                   102,264           91,960           81,034
     Retained earnings                                                             69,454           32,800           19,331
     Unrealized gain on marketable securities                                       6,424            5,691              370
     Foreign currency translation adjustment                                       (2,226)          (3,503)             704
     Less treasury stock, 3,065,930 shares (1,843,180 and 1,715,680 shares
         in 1997 and 1996, respectively), at cost                                 (35,394)          (8,476)          (6,404)
                                                                               -----------      -----------      -----------
            Total stockholders' equity                                            140,553          118,502           95,064
                                                                               -----------      -----------      -----------
            Total liabilities and stockholders' equity                           $309,926         $260,144         $224,540
                                                                               ===========      ===========      ===========

See accompanying notes

                                  Exhibit 13.1


Boole & Babbage, Inc.
Consolidated Statements of Cash Flows


                                                                                  Years ended September 30,
                                                                         ---------------------------------------
(Dollars in thousands)                                                     1998          1997           1996
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                              $36,654        $13,469        $11,457
  Adjustments to reconcile net income to net cash
      provided by (used for) operating activities:
      Depreciation, amortization and write-off of capitalized software      9,134          9,672         10,415
      Loss on disposal of assets                                               42            413            279
      Gain on sale of equity securities                                    (4,788)           --            (291)
      Deferred income taxes                                                (5,896)        (4,772)        (1,634)
      Stock issued under compensatory stock plans                             150             96            272
      Changes in operating assets and liabilities excluding the effect of acquisitions:
         Accounts receivable and installment and other receivables        (45,431)       (45,472)       (35,976)
         Prepaid expenses and other assets                                 (3,000)        (1,926)         2,296
         Accounts payable and accrued expenses                             11,103         12,930          5,599
         Deferred maintenance revenue                                      20,807         15,572         19,267
                                                                         ---------     ----------     ----------

Net cash provided by (used for) operating activities                       18,775            (18)        11,684
                                                                         ---------     ----------     ----------

Cash flows from investing activities:
     Purchases of equipment, furniture and leasehold improvements          (5,615)        (3,752)        (5,495)
     Payments for capitalized software                                     (4,874)        (5,277)        (3,941)
     Net sales (purchases) of short-term investments                      (23,102)         1,700         (8,950)
     Investment in equity securities                                       (2,807)          (361)        (2,085)
     Proceeds from sale of equity securities                                8,147            --             717
                                                                         ---------     ----------     ----------

Net cash used for investing activities                                    (28,251)        (7,690)       (19,754)
                                                                         ---------     ----------     ----------

Cash flows from financing activities:
      Sale of lease contracts receivables                                  43,986          8,140         15,849
      Proceeds from issuance of common stock                                6,074          5,988          4,375
      Purchase of treasury stock                                          (26,918)        (2,072)        (1,919)
      Borrowings (payments) under line of credit                           (1,016)        (2,134)         2,750
      Payments on notes payable                                              (318)          (282)          (626)
      Borrowings on sales leaseback transactions                              --             --           1,184
      Payments on capital leases                                             (977)        (2,012)        (2,108)
                                                                         ---------     ----------     ----------

Net cash provided by financing activities                                  20,831          7,628         19,505
                                                                         ---------     ----------     ----------

Effect of exchange rate changes on cash                                     1,076         (3,257)          (422)
                                                                         ---------     ----------     ----------

Net increase (decrease) in cash and cash equivalents                       12,431         (3,337)        11,013

Cash and cash equivalents at beginning of year                             33,923         37,260         26,247
                                                                         ---------     ----------     ----------

Cash and cash equivalents at end of year                                  $46,354        $33,923        $37,260
                                                                         =========     ==========     ==========

Supplemental  disclosures  of cash flow  information:
      Cash paid during the year for:
          Interest                                                         $2,382         $1,638           $916
          Income taxes                                                    $10,906         $7,935         $4,783

Supplemental disclosures of non-cash investing and financing activities:
           Capital lease obligations of $632,000 were incurred in 1998 for the purchase of equipment.
           Capital lease obligations of $2,505,000 were incurred in 1996 for the purchase of equipment.

See accompanying notes

                                       14

                                  Exhibit 13.1

Boole & Babbage, Inc.
Consolidated Statements of Stockholders' Equity



                                                                                          Unrealized  Foreign               Total
                                                    Common Stock     Additional           Gain on     Currency              Stock-
                                                   --------------    Paid-in    Retained  Marketable  Translation Treasury  holders'
(Dollars in thousands)                             Shares  Amount    Capital    Earnings  Securities  Adjustment  Stock     Equity
--------------------------------------------------------------------------------------------------------------------------- --------

Balance, September 30, 1995                       27,514,872   $28   $73,901     $7,874      $132     $1,051    ($4,485)   $78,501

Other equity transactions of acquired companies       13,397    --       341         --        --         --         --        341
Exercise of employee stock options and
     related tax benefit                             931,022     1     5,362         --        --         --         --      5,363
Sale of common stock under the employee
     stock purchase plan and related tax benefit     197,342    --     1,323         --        --         --         --      1,323
Issuance of common stock under the
     employee incentive stock plan                    10,428    --       107         --        --         --         --        107
Unrealized loss on marketable securities,
     net of taxes                                         --    --        --         --       238         --         --        238
Purchase of treasury stock                                --    --        --         --        --         --     (1,919)    (1,919)
Foreign currency translation adjustment                   --    --        --         --        --       (347)        --       (347)
Net income                                                --    --        --     11,457        --         --         --     11,457
                                                  ----------------  --------    -------    ------    -------    --------  --------
Balance, September 30, 1996                       28,667,061    29    81,034     19,331       370        704     (6,404)    95,064

Other equity transactions of acquired companies       (2,667)   --       (34)        --        --         --         --        (34)
Exercise of employee stock options and
     related tax benefit                           1,098,618     1     9,062         --        --         --         --      9,063
Sale of common stock under the employee
     stock purchase plan and related tax benefit     198,393    --     1,768         --        --         --         --      1,768
Issuance of common stock under the
     employee incentive stock plan                     8,310    --       130         --        --         --         --        130
Unrealized gain on marketable securities,
     net of taxes                                         --    --        --         --     5,321         --         --      5,321
Purchase of treasury stock                                --    --        --         --        --         --     (2,072)    (2,072)
Foreign currency translation adjustment                   --    --        --         --        --     (4,207)        --     (4,207)
Net income                                                --    --        --     13,469        --         --         --     13,469
                                                  ----------------  --------    -------    ------    -------    --------  --------
Balance, September 30, 1997                       29,969,715    30    91,960     32,800     5,691     (3,503)    (8,476)   118,502

Exercise of employee stock options and
     related tax benefit                             769,667     1     8,153         --        --         --         --      8,154
Sale of common stock under the employee
     stock purchase plan and related tax benefit     157,321    --     2,001         --        --         --         --      2,001
Issuance of common stock under the
     employee incentive stock plan                     7,245    --       150         --        --         --         --        150
Unrealized gain on marketable securities,
     net of taxes                                         --    --        --         --       733         --         --        733
Purchase of treasury stock                                --    --        --         --        --         --    (26,918)   (26,918)
Foreign currency translation adjustment                   --    --        --         --        --      1,277         --      1,277
Return of shares from escrow related
     to 1997 acquisition                            (170,584)
Net income                                                --    --        --     36,654        --         --         --     36,654
                                                  ----------------  --------    -------    ------    -------    --------  --------
Balance, September 30, 1998                       30,733,364   $31  $102,264    $69,454    $6,424    ($2,226)   ($35,394) $140,553
                                                  ================  ========    =======    ======    =======    ========  ========

See accompanying notes

                                       15

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

Cash, Cash Equivalents and Short-Term Investments
The Company considers all highly liquid investments that mature within ninety days of purchase to be cash equivalents. At September 30, 1998, cash equivalents consisted of $15,665,000 of time deposits with original maturities of 90 days or less and $477,000 of money market mutual funds. The Company places its cash equivalents and short-term investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution. All of the Company's cash equivalents and short-term investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses included in equity. Fair values are based upon quoted prices in an active market or if that information is not available, on quoted market prices of instruments of similar characteristics. At September 30, 1998, cost approximated fair value for all cash equivalents and short-term investments. All of the Company's short-term available-for-sale securities have a contractual maturity of one year or less. Realized gains and losses and declines in value judged to be other than temporary are included in interest income. To date, there have been no significant gains or losses realized on the Company's cash equivalents or short-term investments. The cost of securities sold is based upon the specific identification method.

Short-term investments consist of the following:
 (Dollars in thousands)                                        1998         1997         1996
----------------------------------------------------------- ------------ ------------ ------------
Municipal bonds and notes                                       $35,656       $9,600      $16,000
Auction preferred stock                                           7,050       13,450        6,750
Taxable commercial paper                                          2,737            -        2,000
Corporate notes                                                     709            -            -
                                                            ------------ ------------ ------------
                                                                $46,152      $23,050      $24,750
                                                            ============ ============ ============

Receivables
Accounts receivable and installment receivables are net of allowances for doubtful accounts of $2,015,000, $1,995,000, and $2,277,000, at September 30,
1998, 1997 and 1996, respectively. The Company markets computer software systems to customers in diversified industries. Ongoing credit evaluations of its customers' financial condition are made and generally no collateral is required.

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

Equipment, Furniture and Leasehold Improvements
Equipment, furniture and leasehold improvements are stated at cost. Depreciation and amortization are provided  principally on a straight-line  basis over useful lives ranging from 3 to 10 years. Assets under capital leases are amortized over the shorter of the asset life or the remaining lease term. Equipment,  furniture and leasehold improvements consist of the following:
                                                            --------------------------------------
                                                                        September 30,
                                                            --------------------------------------
(Dollars in thousands)                                             1998         1997         1996
--------------------------------------------------------------------------------------------------
Equipment                                                       $33,962      $34,200      $37,938
Furniture                                                        12,211       10,381        9,288
Leasehold improvements                                            1,598        1,259        1,982
                                                            ------------ ------------ ------------
                                                                 47,771       45,840       49,208
Accumulated depreciation                                         36,546       35,872       36,445
                                                            ------------ ------------ ------------
                                                                $11,225       $9,968      $12,763
                                                            ============ ============ ============

Costs in Excess of Net Assets of Purchased Businesses
The excess of the purchase price over the net assets of Boole & Babbage  Europe, a wholly-owned  subsidiary,  is being amortized on a straight-line basis over 40 years.  Costs in excess of net assets of  purchased  businesses  are  summarized below:
                                                            --------------------------------------
                                                                        September 30,
                                                            --------------------------------------
(Dollars in thousands)                                             1998         1997         1996
--------------------------------------------------------------------------------------------------
Costs in excess of net assets of
  purchased businesses                                           $1,056       $1,056       $1,056
Accumulated amortization                                            449          422          396
                                                            ------------ ------------ ------------
                                                                   $607         $634         $660
                                                            ============ ============ ============

Marketable Securities
Included in noncurrent other assets are marketable  equity  securities which are classified as available for sale and stated at fair value. Fair values are based upon quoted prices in an active market.
                                                            --------------------------------------
                                                                        September 30,
                                                            --------------------------------------
(Dollars in thousands)                                             1998         1997         1996
--------------------------------------------------------------------------------------------------
Cost of marketable securities                                 $ 2,660        $ 3,212       $2,850
Unrealized gain                                                10,509          9,546          625
                                                            ------------ ------------ ------------
                                                              $13,169        $12,758       $3,475
                                                            ============ ============ ============

The unrealized  gain is recorded net of tax in a separate  stockholders'  equity account as follows:
                                                            --------------------------------------
                                                                        September 30,
                                                            --------------------------------------
(Dollars in thousands)                                             1998         1997         1996
--------------------------------------------------------------------------------------------------
Unrealized gain                                                 $10,509       $9,546        $ 625
Deferred income tax                                              (4,085)      (3,855)        (255)
                                                            ------------ ------------ ------------
                                                                 $6,424      $ 5,691        $ 370
                                                            ============ ============ ============

Purchased and Internally Developed Software
Capitalized software consists of purchases of completed software products from outside vendors and internal costs associated with the development of software. Such costs are capitalized and amortized in accordance with guidelines set forth in Financial Accounting Standard No. 86, "Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". All software costs are amortized to cost of revenue on the basis of each product's projected revenues or on a straight-line basis over the remaining estimated economic life of the products, whichever is greater. The estimated economic lives range from five to seven years. Amortization of capitalized software was $4,173,000, $4,581,000 and $4,814,000 for 1998, 1997 and 1996, respectively.

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

Product Development
Product development costs include expenditures for research and development, net of amounts  capitalized.  Research  and  development  expenditures  included  in product development costs are as follows:
                                                            --------------------------------------
                                                                  Years Ended September 30,
                                                            --------------------------------------
(Dollars in thousands)                                         1998         1997         1996
--------------------------------------------------------------------------------------------------
Total costs                                                     $28,806      $26,379      $24,483
Less amounts capitalized                                          4,748        4,022        3,611
                                                            ------------ ------------ ------------
                                                                $24,058      $22,357      $20,872
                                                            ============ ============ ============

These costs do not include either the expenditures relating to the joint development project with IBM to develop systems management products in support of new CICS releases nor the IBM reimbursements which totaled $1,375,000 in 1996. In 1997, the company acquired the rights to a client/server software product for $1,000,000, which was expensed as purchased research and development. This expense in included under the caption acquisition and nonrecurring costs on the consolidated statements of income.

Accounting for Income Taxes
Income taxes are computed in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Net Income Per Share
In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any diluted effects of options, warrants, and convertible securities. Diluted earnings per common share is computed by adding the weighted average number of common shares outstanding during the period to the number of dilutive common shares that would be issuable upon the exercise of outstanding options using the treasury stock method of computation. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented to conform to the Statement 128 requirements. All shares and per share amounts have been restated to retroactively reflect the 3 - for - 2 stock split described in note 6.

The calculation of basic earnings per share and diluted earnings per share is as follows:
                                                                     Years Ended September 30,
                                                                  1998         1997         1996
TOTAL BASIC SHARES
Weighted average number of common shares outstanding
during the year                                                  28,045       27,715       26,565

Net income                                                      $36,654      $13,469      $11,457
                                                                =======      =======      =======
Net income per share                                            $  1.31      $  0.49      $  0.43
                                                                =======      =======      =======

DILUTED SHARES
Weighted average number of common shares outstanding
during the year                                                  28,045       27,715       26,565
Incremental common shares attributable to exercise of
outstanding options (assuming proceeds would be used to
purchase treasury stock)                                          2,535        2,430        2,250
                                                                -------      -------      -------

Total diluted shares                                             30,580       30,145       28,815
                                                                =======      =======      =======

Net income                                                      $36,654      $13,469      $11,457
                                                                =======      =======      =======
Net income per share                                            $  1.20      $  0.45      $  0.40
                                                                =======      =======      =======

Foreign Currency
The assets and liabilities of foreign subsidiaries are translated into U.S. dollars at current exchange rates. Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the year. Translation gains and losses are included as an adjustment to stockholders' equity.

      The Company has a hedging strategy to attempt to minimize the short-term impact of foreign currency fluctuations on its net asset position in foreign currencies. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in the risk reduction and one-to-one matching of derivative instruments to underlying transactions. The foreign exchange forward contracts have a term of ninety days or less and settle immediately after the end of the fiscal year. The contracts are marked-to-market and the fair value upon settlement approximates the carrying value. The gains and losses on these contracts are netted with gains and losses on the revaluation of the net asset position and are included in income in the period in which the exchange rates change. Aggregate transaction gains and (losses) included in determining net income in 1998, 1997 and 1996 were approximately ($452,000), $992,000, and ($958,000), respectively. These amounts are included in the consolidated statements of income under the caption "interest and other income, net." The Company had approximately $61.0 million, $50.4 million and $34.5 million of open forward exchange contracts at September 30, 1998, 1997 and 1996, respectively.

      Beginning the first quarter of fiscal 1998, the Company implemented a program of purchasing foreign currency option contracts as an economic hedge for a portion of the anticipated net revenue of the Company's foreign subsidiaries. The premium cost of the options is expensed in the period in which they are purchased; the cost of foreign exchange options expensed during fiscal 1998 was approximately $679,000. Realized option gains are recorded as income in the period in which the options are exercised; option gains recorded in fiscal 1998 were $106,000. The Company had $14.8 million of open foreign currency option contracts as of September 30, 1998 which will expire during fiscal 1999. Fair value on foreign currency option contracts as of September 30, 1998 approximated $249,000. Fair values are based upon quoted prices in an active market. Gains and losses on any instruments not meeting the above criteria would be recognized in income in the current period. If an underlying hedged transaction is terminated earlier than initially anticipated the offsetting gain or loss on the related derivative instrument would be recognized in income in the same period.

Recent Accounting Pronouncements
Statement of Position (SOP) 97-2, "Software Revenue Recognition" and (SOP) 98-4 "Deferral of the Effective Date of a Provision of (SOP) 97-2"were issued in October 1997 and March 1998, respectively, and address software revenue recognition. SOP 97-2 and SOP 98-4 supersede SOP 91-1 and are effective for transactions entered into for fiscal years beginning after December 15, 1997 and will therefore be adopted for the Company's fiscal year 1999, beginning October 1, 1998. Based on its reading and interpretation of SOP 97-2 and SOP 98-4, the impact will not be material to the Company's revenues and earnings.

In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. This SOP also requires that costs related to the preliminary project stage and the post-implementation/operations stage of an internal-use computer software development project be expensed as incurred. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 31, 1998, which, in the case of the Company is October 1, 1999. SOP 98-1 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued. Under SFAS No. 130, all items that meet the definition of comprehensive income will be separately reported for the period in which they are recognized. The only impact will be that comprehensive income, which will include changes in the balances of items that are reported separately in the Stockholders' Equity section of the Consolidated Balance Sheets, will be either reported in a separate statement or at the bottom of the Consolidated Statements of Earnings. This statement is effective for fiscal years beginning after December 15, 1997, which, in the case of the Company, is October 1, 1998.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997. SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis used internally for evaluating segment performance and resource allocation. SFAS No. 131 is effective for fiscal years beginning after December 31, 1997, and disclosure is not required in interim financial statements in the initial year of adoption. Accordingly, the Company will reflect SFAS No. 131 information in its Consolidated Financial Statements for the September 30, 1999, fiscal year. The Company is currently assessing the SFAS No. 131 requirements.

2.  Acquisitions
On January 16, 1997, the Company acquired all of the outstanding capital stock of MAXM Systems Corporation, a privately held company, in exchange for 1,535,082 shares of Boole & Babbage common stock. The Company incurred a charge in the quarter ending March 31,1997 (which is included in the income statement line "acquisition and nonrecurring costs") in connection with activities to complete this acquisition and eliminate redundant facilities and personnel. The acquisition costs consisted primarily of $4.0 million of termination costs related to reseller agreements, $2.8 million of employee costs, $1.6 million of costs related to closing redundant facilities and $1.9 million of legal, accounting, broker fees and other. The transaction was accounted for using the pooling of interests method and the Company's consolidated financial statements for all prior periods have been restated to include the results of MAXM.

     The table below sets forth the composition of combined revenues and net income (loss) for the periods indicated. Information for the year ended September 30, 1997 with respect to MAXM reflects the period October 1, 1996 through January 16, 1997, the date MAXM was acquired. The net loss of MAXM in 1995 includes $1,507,000 of extraordinary gain, net of taxes, from forgiveness of debt.

                                                   ----------------------------
                                                   Years Ended September 30
                                                   ------------- --------------
(Dollars in thousands)                                 1997          1996
-------------------------------------------------------------------------------
Revenues:
Boole & Babbage                                      $195,032      $165,077
MAXM (Pre-Acquisition)                                  2,065        15,074
                                                   ------------- --------------
Consolidated                                         $197,097      $180,151
                                                   ============= ==============

Net income (loss):
Boole & Babbage                                      $ 27,908      $ 18,040
Acquisition costs                                     (10,309)            -
MAXM                                                   (4,130)       (6,583)
                                                   ------------- --------------
Consolidated                                         $ 13,469      $ 11,457
                                                   ============= ==============


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

Following are the components of the lease contracts receivable:
                                                   --------------------------------------
                                                               September 30,
                                                   --------------------------------------
(Dollars in thousands)                                1998         1997         1996
-----------------------------------------------------------------------------------------
Minimum lease payments receivable                     $128,460     $124,792      $89,054
Less unearned interest                                  11,634       13,105        8,853
                                                   ------------ ------------ ------------
Net investment in sales type leases                    116,826      111,687       80,201
Amount due within one year                              57,737       59,397       41,060
                                                   ------------ ------------ ------------
Amount  due after one year                             $59,089      $52,290      $39,141
                                                   ============ ============ ============

Minimum lease payments receivable during each of the succeeding fiscal years are as follows:

------------------------------------------------------------------------
Year                                             (Dollars in thousands)
------------------------------------------------------------------------
1999                                                            $63,684
2000                                                             36,786
2001                                                             20,240
2002                                                              6,701
2003                                                              1,049
                                                            ------------
                                                               $128,460
                                                            ============

The Company periodically sells portions of its lease contracts receivable to finance companies subject to limited recourse provisions. The total lease contracts receivables sold during 1998, 1997 and 1996 had present values of $43,986,000, $8,140,000 and $15,849,000, respectively. The uncollected present value of receivables that have been sold was approximately $48,951,000, $18,478,000 and $17,842,000 at September 30, 1998, 1997 and 1996, respectively.

4.  Income Taxes
Pretax income consists of the following:

                                                            --------------------------------------
                                                                  Years Ended September 30,
                                                            --------------------------------------
(Dollars in thousands)                                             1998         1997         1996
--------------------------------------------------------------------------------------------------
Domestic                                                        $34,038      $ 7,236      $ 7,599
Foreign                                                          16,876       13,758       10,873
                                                            ------------ ------------ ------------
                                                                $50,914      $20,994      $18,472
                                                            ============ ============ ============

The provision for taxes on income consists of the following:

                                                            --------------------------------------
                                                                  Years Ended September 30,
                                                            --------------------------------------
(Dollars  in thousands)                                           1998          1997         1996
----------------------------------------------------------- ------------ ------------ ------------
Federal
  Current                                                       $13,429      $ 7,637      $ 4,756
  Deferred                                                       (4,238)      (3,921)      (1,141)
                                                            ------------ ------------ ------------
                                                                  9,191        3,716        3,615
State
  Current                                                         3,117        1,515        1,013
  Deferred                                                       (1,037)      (1,107)        (322)
                                                            ------------ ------------ ------------
                                                                  2,080          408          691
Foreign
  Current                                                         3,610        3,145        2,880
  Deferred                                                         (621)         256         (171)
                                                            ------------ ------------ ------------
                                                                  2,989        3,401        2,709
                                                            ------------ ------------ ------------
                                                                $14,260      $ 7,525      $ 7,015
                                                            ============ ============ ============

No provision for residual federal taxes has been made on approximately $60 million of accumulated undistributed earnings of the Company's foreign subsidiaries, since it is the Company's intention to permanently invest such earnings in its foreign operations. Determination of the amount of unrecognized deferred tax liabilities is not practicable.

      The  provision  for taxes on income  differs  from the amount  computed by applying the statutory tax rate of 35% to income before taxes as follows:
                                                            --------------------------------------
                                                                  Years Ended September 30,
                                                            --------------------------------------
                                                               1998         1997         1996
                                                            --------------------------------------
Computed expected tax provision                                35.0%        35.0%       35.0%
State income tax, net of federal benefit                        2.7%         1.3%        0.9%
Permanently invested earnings of foreign subsidiaries,
net of foreign income taxes                                    (4.9%)      (10.6%)      (8.0%)
Goodwill  amortization and other permanent items               (0.7%)        2.7%        0.6%
Research & development credit                                  (2.4%)       (3.1%)      (0.9%)
FSC benefit                                                    (0.5%)       (0.4%)      (0.1%)
Net change in valuation allowance                              (0.6%)       10.4%       11.4%
Other                                                          (0.6%)        0.5%       (0.9%)
                                                            ------------ ------------ ------------
                                                               28.0%        35.8%       38.0%
                                                            ============ ============ ============

                                       22

Deferred  income  taxes  reflect  the net tax effects of  temporary  differences between the carrying  amounts of assets and liabilities for financial  reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:
                                                            --------------------------------------
                                                                        September 30,
                                                            --------------------------------------
(Dollars in thousands)                                         1998         1997         1996
--------------------------------------------------------------------------------------------------
Deferred Tax Assets:
 Net operating loss carryforwards                              $18,021      $18,235      $16,578
 Foreign tax credit carryforwards                                   9           36           29
 Research credit carryforwards                                  --           --              52
 Deferred maintenance revenue                                  22,762       16,078       11,307
 Accrued expenses                                               3,710        2,784        2,134
 Bad debt allowance                                               604          612          563
 Other                                                            611          644          594
                                                            ------------ ------------ ------------
    Total gross deferred tax asset                             45,717       38,389       31,257
 Less valuation allowance                                      15,113       14,603       12,470
                                                            ------------ ------------ ------------
    Total deferred tax asset                                   30,604       23,786       18,787
                                                            ------------ ------------ ------------
Deferred Tax Liabilities:
 Unrealized gain on marketable securities                      (4,080)      (3,850)        (255)
 Software capitalization, net                                  (3,775)      (3,211)      (3,065)
 Other                                                          --           --            (346)
                                                            ------------ ------------ ------------
    Total deferred tax liability                               (7,855)      (7,061)      (3,666)
                                                            ------------ ------------ ------------
Net deferred tax asset                                        $22,749      $16,725      $15,121
                                                            ============ ============ ============

The net valuation allowance increased $510,000 from 1997 to 1998 and $2,133,000 from 1996 to 1997 primarily as a result of establishing allowances on pre-acquisition net operating losses of MAXM and net operating losses incurred in certain foreign tax jurisdictions. None of the allowance at September 30, 1998 is attributable to stock option deductions; consequently, any reversal of the valuation allowance will be reflected in a lower tax rate. Management believes future taxable income will be sufficient to realize the deferred tax benefit of the net deferred tax asset.

      At September 30, 1998, the Company had federal net operating loss carryforwards of approximately $45.7 million that will expire between 2003 and 2012. The losses were incurred by MAXM prior to acquisition and are subject to limitation.

5.  Leases, Notes Payable and Contingencies

Operating Leases
The Company leases its facilities and certain equipment under operating leases expiring at various dates through 2018. Minimum lease commitments for facilities and equipment at September 30, 1998 are as follows:

------------------------------------------------------------------------
Year                                             (Dollars in thousands)
------------------------------------------------------------------------
1999                                                             $8,225
2000                                                              5,304
2001                                                              2,387
2002                                                              1,292
2003                                                                928
Thereafter                                                        2,333
                                                            ------------
                                                                $20,469
                                                            ============

Total rent expense under operating leases was $7,897,000, $8,692,000 and $8,793,000, for 1998, 1997 and 1996, respectively.

Capital Leases
The Company leases certain computer equipment under long-term capital leases. Capitalized costs of $13,354,176, $12,721,000 and $16,484,000, are included in equipment, furniture and leasehold improvements at September 30, 1998, 1997 and 1996, respectively. Accumulated depreciation amounted to $11,255,603, $10,288,000 and $12,378,000, at September 30, 1998, 1997 and 1996, respectively.

The following is a schedule of future minimum lease payments under long-term capital leases together with the present value of the net minimum lease payments as of September 30, 1998:

------------------------------------------------------------------------
Year                                              (Dollars in thousands)
------------------------------------------------------------------------
1999                                                               $933
2000                                                                750
2001                                                                773
2002                                                                153
2003                                                                 73
                                                            -----------
Total minimum lease payments                                      2,682
Less amount representing interest                                   299
                                                            ------------
Present value of future minimum lease payments                    2,383
Amount due within one year                                          791
                                                            ------------
Amount due after one year                                         1,592
                                                            ============

      Total  interest  expense  related to capital lease  obligations  and notes
payable  was   $223,000,   $482,000  and  $419,000  in  1998,   1997  and  1996,
respectively.

Notes Payable
The Company has an equipment note at 8.25%, which had a balance of $50,000 at September 30, 1998. The note is due in fiscal year 1999.

Line of Credit
During 1995, the Company entered into arrangements for the Japanese subsidiary for two lines of credit totaling $1,800,000. As of September 30, 1998, there was no balance on this line of credit. As of September 30, 1997 and 1996, there were outstanding balances of $1,016,000 and $990,000, respectively. Interest rates on these lines of credit range from 1.63% to 1.75% per annum.

      During 1995, MAXM Systems Corporation entered into a line of credit arrangement for $2,500,000. As of September 30, 1997 the balance was paid in full and the line of credit cancelled. At September 30, 1996, there was an outstanding balance of $2,160,000. The interest rate on the line of credit was prime rate plus 1.5%.


Litigation
The Company is involved in certain legal actions and claims arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without material effect on the Company's financial position or results of operations. See Note 8, Subsequent Event, for a description of legal action entered into after September 30, 1998.

6.  Common Stock

Stock Split
On February 18, 1998, the Company's Board of Directors authorized a 3-for-2 split of common stock payable on March 25, 1998, to shareholders of record as of March 6, 1998. The stock split is effected in the form of a stock dividend. The stated par value of each share remained $.001. A total of $10,000 was reclassified from the Company's additional paid-in-capital account to the Company's common stock account. All shares, per share amounts and stock option data have been restated to retroactively reflect the stock split.

Stock option plans
The 1997 Non-Officer Stock Option Plan (the 1997 plan), as amended, authorizes the grant of up to 1,500,000 shares of the Company's common stock to key employees and consultants of the Company who are not officers or members of the Board of Directors. The exercise price is 100% of the fair market value of the stock on the date such options are granted.

      The 1995 Stock Option Plan (the 1995 plan), as amended, authorizes the grant of up to 1,687,500 shares of the Company's common stock to key employees and consultants of the Company. The exercise price is 100% of the fair market value of the stock on the date such options are granted.

      The 1993 Nonemployee Directors' Stock Option Plan (the 1993 plan), as amended, authorizes the grant of up to 253,125 shares of the Company's common stock to nonemployee directors of the Company. The exercise price is 100% of the fair market value of the stock on the date such options are granted.

      The 1986 Supplemental Stock Option Plan (the 1986 plan), as amended, which authorized the grant up to 11,947,500 shares of the Company's common stock under terms substantially the same as the 1995 Plan, expired November 1996.

      Options outstanding under all plans are currently exercisable to the extent that the optionees have vested under the terms of their grant. Options generally vest at a rate of twenty-five percent per year and expire 10 years after the date of grant.

The number of options exercisable under all plans was 3,958,137, 3,583,160 and 3,554,699 at September 30, 1998, 1997 and 1996, respectively.

Employee Stock Purchase Plan
The Company adopted an Employee Stock Purchase Plan and, as amended, has reserved an aggregate total of 3,750,000 shares. Purchase rights under the plan are granted at 85% of the lesser of the market value on the offering date or the exercise date. Shares purchased under the plan were 156,121, 198,393 and 197,342 during 1998, 1997 and 1996, respectively. At September 30, 1998 there were 714,814 shares available for future purchases of which 69,196 were committed to be issued in October 1998.

Stock Incentive Plan
In September 1987, the Company adopted a Stock Incentive Plan and, as amended, entitles employees who have reached certain anniversary dates with the Company to receive the Company's common stock for each year of service. Shares issued under the plan were 7,245, 8,310 and 10,428 during 1998, 1997 and 1996, respectively. The Board has reserved 225,000 shares for issuance under the plan. At September 30, 1998, there were 24,531 shares available for future awards.

The following table summarizes  activity of the stock option plans for the three years ended September 30, 1998:
                                                                           Option Activity
                                                                    ------------------------------
                                                                                       Weighted
                                                           Options                      Average
                                                     Available for                     Exercise
                                                      Future Grant       Number          Price
                                                   ---------------- ----------------- ------------

Balance, September 30, 1995                              1,171,448         6,178,070    $ 4.55
Authorized increase                                      1,687,500                --
  Options granted                                      (1,395,732)         1,395,732     10.71
  Options exercised                                             --          (931,023)     3.10
  Options canceled                                         138,204          (138,204)     6.22
                                                   ---------------- ----------------- ------------
Balance, September 30, 1996                              1,601,420         6,504,575      6.07
  Options granted                                         (888,750)          888,750     14.86
  Options exercised                                             --        (1,098,618)     3.92
  Options canceled                                         275,445          (275,445)     9.39
                                                   ---------------- ----------------- ------------
Balance, September 30, 1997                                988,115         6,019,262      7.58
  Authorized increase                                    1,500,000                --
  Options granted                                       (1,491,850)        1,491,850     22.02
  Options exercised                                             --          (769,676)     5.30
  Options canceled                                         159,579          (159,579)    14.50
--------------------------------------------------------------------------------------------------
Balance, September 30, 1998                              1,155,844         6,581,857    $10.96
--------------------------------------------------------------------------------------------------

The following  tables  summarize the  information  about options  outstanding at
September 30, 1998:
                                                              Outstanding options
                                              ----------------------------------------------------
                                                                    Weighted
                                                 Number of          Average          Weighted
                                                 Shares (in       Contractual         Average
Range of Exercise Prices                         thousand)      Life (in years)   Exercise Price
--------------------------------------------------------------------------------------------------
$1.83 -   $7.33                                   3,055             4.89             $4.95
$8.45 - $19.75                                    2,247             8.01             12.63
$21.45 - $25.19                                   1,280             9.79             22.36
--------------------------------------------------------------------------------------------------
                                                  6,582             6.91            $10.96
--------------------------------------------------------------------------------------------------

                                                      Exercisable options
                                              ----------------------------------
                                                 Number of          Weighted
                                                 Shares (in         Average
  Range of Exercise Prices                       thousands)      Exercise Price
--------------------------------------------------------------------------------
$1.83 -   $7.33                                   2,973             $4.89
$8.45 - $19.75                                      985             11.46
$21.45 - $25.19                                     --               --
-------------------------------------------------------------------------------
Total                                             3,958             $6.52
-------------------------------------------------------------------------------

These options will expire if not exercised at specific dates ranging from October 1998 to September 2007. Prices for options exercised during the three-year period ended September 30, 1998 ranged from $1.53 to $22.44.

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

Pro forma information regarding net income and earnings per share is required by
SFAS No. 123.  This  information  is required to be determined as if the Company had accounted for its employee stock options  (including shares issued under the
Employee Stock Purchase Plan,  collectively called "options") granted subsequent to September  30, 1995 under the fair value method of that  statement.  The fair value of options  granted in fiscal years 1998, 1997 and 1996 reported below has been estimated at the date of grant using a  Black-Scholes  option pricing model with the following weighted average assumptions:
                                                                   Employee Stock Options
                                                            --------------------------------------
                                                               1998         1997         1996
--------------------------------------------------------------------------------------------------
Expected life (in  years)                                      6.0          5.5          5.5
Risk-free interest rate                                        5.0%         6.2%         6.3%
Volatility                                                      .42          .43          .42
--------------------------------------------------------------------------------------------------

                                                                Employee Stock Purchase Plan
                                                            --------------------------------------
                                                               1998         1997         1996
--------------------------------------------------------------------------------------------------
Expected life (in  years)                                       .5           .5           .5
Risk-free interest rate                                        5.5%         5.7%         5.5%
Volatility                                                      .48          .50          .40
--------------------------------------------------------------------------------------------------

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during 1998, 1997 and 1996 was $10.71, $7.22 and $5.13 per share, respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during 1998, 1997 and 1996 was $6.74, $4.00 and 3.00, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The Company's pro forma information follows (in thousands except for earnings per share information):

                                                1998         1997         1996
--------------------------------------------------------------------------------
Pro forma net income                          $32,974      $11,344     $10,689
                                              =======      =======     =======

Pro forma basic earnings per share            $  1.18      $  0.41     $  0.40
                                              =======      =======     =======

Pro forma diluted earnings per share          $  1.10      $  0.38     $  0.37
                                              =======      =======     =======

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

7.   Foreign Operations

The company operates  predominantly in one industry segment. The following table summarizes  selected  financial  information  of  the  Company's  operations  by geographic location:
                                                            --------------------------------------
                                                                  Years Ended September 30,
                                                            --------------------------------------
(Dollars in thousands)                                          1998         1997         1996
--------------------------------------------------------------------------------------------------
Revenues:
  United States and Canada                                      $91,942     $78,574      $69,242
  Europe                                                         98,562      91,322       87,138
  Other                                                          27,732      27,201       23,771
                                                            ------------ ------------ ------------
Consolidated                                                   $218,236    $197,097     $180,151
                                                            ------------ ------------ ------------

Operating income:
  United States and Canada                                      $23,485      $2,252       $1,658
  Europe                                                         10,596       7,837       10,084
  Other                                                           2,201       1,725        1,087
                                                            ------------ ------------ ------------
Consolidated                                                    $36,282     $11,814      $12,829
                                                            ------------ ------------ ------------

Identifiable assets:
  United States and Canada                                     $169,111    $144,137     $126,791
  Europe                                                        141,508     115,966       98,917
  Other                                                          13,195      12,596       11,773
  Eliminations                                                  (13,888)    (12,555)     (12,941)
                                                            ------------ ------------ ------------
Consolidated                                                   $309,926    $260,144     $224,540
                                                            ------------ ------------ ------------

Included in operating income but excluded from revenues are royalties charged to international operations by domestic operations that aggregated $22,717,000, $21,464,000 and $21,192,000 in 1998, 1997 and 1996, respectively.

8.  Subsequent Event

On November 2, 1998 the Company and BMC Software, ("BMC"), entered into an Agreement and Plan of Reorganization. The merger contemplated therein will be accomplished by the issuance of 0.675 shares of BMC stock for each share of the Company's common stock. This transaction is expected to close in the second quarter in fiscal 1999 and to be accounted for using the pooling of interests method. The merger is subject to a number of customary closing conditions, including antitrust approval and approval by the stockholders of the Company.

Platinum Technology, Inc., ("Platinum"), filed a Complaint and Motion for Preliminary Injunction on Nov. 13, 1998.

The complaint alleges that the Company is in breach of a standstill and exclusive negotiation agreement with Platinum, and further, that BMC Software, Inc. tortiously interfered with such alleged agreement when it negotiated and executed the merger agreement announced on Nov. 2, 1998. Platinum seeks entry of an injunction voiding this merger agreement and requiring the Company to negotiate exclusively with it for an uninterrupted 120-day period.

The Company is currently evaluating the complaint but believes that the claims by Platinum are without merit, and intends to vigorously defend itself against the allegations in the complaint. The Company continues to believe that the BMC merger agreement is in the best interests of its shareholders.

Market for the Registrant's Common Stock and Related Stockholder Matters

The Company's common stock has been traded in the over-the-counter market under the NASDAQ symbol "BOOL" since the Company's initial public offering on February 3, 1984. The number of stockholders of record of the Company's common stock as of October 31, 1998 was 626. The Company has not paid any cash dividends since 1978 on its common stock, with the exception of payment of partial shares as a result of the stock splits in 1994, 1995, 1996 and 1998. The Company anticipates that for the foreseeable future, it will continue to retain its earnings for use in its business. The table on page 2 reflects the range of high and low closing bid quotations for each period indicated as reported by NASDAQ.

These quotations represent prices between dealers without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions.

The Board of Directors and Stockholders
Boole & Babbage, Inc.

We have audited the accompanying consolidated balance sheets of Boole & Babbage, Inc. as of September 30, 1998, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of MAXM Systems Corporation, which statements reflect total assets and a net loss constituting $14.5 million and $6.6 million, respectively, of the related 1996 consolidated financial statements totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for MAXM Systems Corporation, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boole & Babbage, Inc. at September 30, 1998, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Ernst & Young LLP
San Jose, California
October 21, 1998